Filed pursuant to Rule 253(g)(2)

File No. 024-11502

Notice to Investors:

This filing under Rule 253(g)(2) is intended to supplement the Rule 253(g)(2) filing dated September 30, 2022 to reflect a change in the escrow agent for this offering and to add am amended broker dealer agreement with changes to language related to the warrants to be paid for compensation to the broker dealers. No material changes have been made to the Post Qualification Amendment to the Offering Circular dated July 5, 2022 or the Rule 253(g)(2) filing dated September 30, 2022 other than the changes noted above. The Post Qualification Amendment to the Offering Circular dated July 5, 2022 may be reviewed here:

https://www.sec.gov/Archives/edgar/data/0001832987/000183298722000005/0001832987-22-000005-index.htm

The Form 1-U filing dated July 28, 2022 may be reviewed here:

https://www.sec.gov/Archives/edgar/data/1832987/000183298722000009/afbcfor1u72822.htm

Unaudited financial statements for the period of January 1, 2022 through June 30, 2022 on Form 1-SA filed on September 26, 2022 may be reviewed here:

https://www.sec.gov/Archives/edgar/data/1832987/000183298722000010/afbc1sa92622.htm

Should any potential investor have any questions, please contact Alan Beal, the Chief Executive Officer of the Company, at alan@armedforcesbrewingco.com.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1A-POS

COVER PAGE OF REGULATION A FIRST POST QUALIFICATION AMENDMENT TO

OFFERING CIRCULAR UNDER THE SECURITIES ACT OF 1933

Dated: September 30, 2022

Armed Forces Brewing Company, Inc.

 1420 Catlyn Place

Annapolis, MD 21401

410-999-4117

www.ArmedForcesBrewingCo.com

750,000 Shares of Non-Voting Class C Common Stock at $10.00 per Share. See The Offering – Page 15 and Securities Being Offered – Page 70 For Further Details. None of the Securities Offered Are Being Sold By Present Security Holders. This Offering will continue upon qualification of this Post Qualification Amendment of this Offering through by the Securities and Exchange Commission and Will Terminate 365 days from the date of qualification of this Post Qualification Amendment of this Offering of this by the Securities And Exchange Commission, Unless Extended For Up To Another 365 days or Terminated Earlier By The Issuer.

PLEASE REVIEW ALL RISK FACTORS ON PAGE 17 THROUGH PAGE 45 BEFORE MAKING AN INVESTMENT IN THIS COMPANY

Because these securities are being offered on a “best efforts” basis, the following disclosures are hereby made. For sales of securities through Cultivate Capital Group LLC:

	Price to Public	Commissions (1)	Proceeds to Company (2)	Proceeds to Other Persons (3)
Per Share	$10.00	$0.50	$9.50	None
Minimum Investment	$200.00	$10.00	$190.00	None
Maximum Offering	$7,500,000.00	$375,000.00	$7,125,000.00	None

(1) The Company shall pay Cultivate Capital Group LLC (“Cultivate”) a cash success fee equivalent to 5% of the gross proceeds raised in the Offering. In addition to the fees above, the Company shall grant to Cultivate (or their designees and assignees) cashless warrants equivalent to 3% of the aggregate number of Class C Shares sold in the Offering, for an exercise price of $0.00. The Shares that Cultivate or their assigns will receive upon exercising their warrants will be restricted securities meaning they are not fully liquid, free trading shares unless the restrictions are lifted in accordance with applicable law. Fees in the charts above only reflect the cash fees and do not reflect the warrants, which are also not represented in the table of beneficial ownership herein. The warrants may be exercised by Cultivate or their assigns for an exercise price of $0.00 per share and will, when exercised, provide Cultivate or their assigns with shares of Class C common stock. Cultivate may engage the services of additional FINRA member broker-dealers as part of a selling group, and those additional broker-dealers may be paid additional fees to those disclosed herein. Should such additional broker-dealers be engaged, an amendment or supplement to this Second Post Qualification Amendment To Offering Circular will be filed disclosing the additional fees. Cultivate is not an underwriter and will not be paid underwriting fees but will be paid service fees. See “Plan of Distribution.”

From the inception of this Offering through September 30, 2022, the Company was under contract with a different broker-dealer, Dalmore Group LLC (“Dalmore”) and agreed to pay Dalmore a cash success fee equivalent to 5% of the gross proceeds raised in the Offering through that date. In addition to the fees above, for the period of the inception of this Offering through September 30, 2022, the Company also agreed to grant to Dalmore (or their designees and assignees) cashless warrants equivalent to 3% of the number of shares of Class C common stock sold in the offering, for an exercise price of $0.00 per share. The Shares that Dalmore or their assigns will receive upon exercising their warrants will be restricted securities meaning they are not fully liquid, free trading shares unless the restrictions are lifted in accordance with applicable law. Fees in the charts above only reflect the cash fees and do not reflect the warrants, which are also not represented in the table of beneficial ownership herein. The warrants may be exercised by Dalmore or their assigns for an exercise price of $0.00 per share and will, when exercised, provide Dalmore or their assigns with shares of Class C common stock.

(2)  Does not reflect payment of expenses of this Offering, which are estimated to not exceed $200,000.00 and which include, among other things, legal fees, accounting costs, reproduction expenses, due diligence, marketing, consulting, broker-dealer out-of-pocket expenses, administrative services, technology provider fees, banking fees, other costs of blue sky compliance, and actual out-of-pocket expenses incurred by the Company selling the Shares, but which do not include any type of commissions to be paid to any broker-dealer. If the Company engages the services of additional broker-dealers in connection with the Offering, their commissions will be an additional expense of the Offering. See the “Plan of Distribution” for details regarding the compensation payable in connection with this Offering. This amount represents the proceeds of the Offering to the Company, which will be used as set out in “Use of Proceeds.”

(3)  There are no finder’s fees or other fees being paid to third parties from the proceeds, other than those disclosed above. See "Plan of Distribution."

PART II – FIRST POST QUALIFICATION AMENDMENT TO

OFFERING CIRCULAR - FORM 1A-POS : TIER 2

Dated: September 30, 2022

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Armed Forces Brewing Company, Inc.

(A Delaware Corporation)

1420 Catlyn Place

Annapolis, MD 21401

410-999-4117

www.ArmedForcesBrewingCo.com

750,000 Shares of Non-Voting Class C Common Stock at $10.00 per Share

Minimum Investment: 20 Shares of Non-Voting Class C Common Stock ($200.00)

Maximum Offering: $7,500,000.00

See The Offering – Page 15 and Securities Being Offered – Page 70 For Further Details

None of the Securities Offered Are Being Sold By Present Security Holders.

This Offering will continue upon qualification of this Post Qualification Amendment of this Offering through by the Securities and Exchange Commission and Will Terminate 365 days from the date of qualification of this Post Qualification Amendment of this Offering by the Securities And Exchange Commission, Unless Extended For Up To Another 365 days or Terminated Earlier By The Issuer.

The Shares of Class C Common Stock Offered Herein Do Not Have Voting Rights. See Page 71 below for further details.

Kendall A. Almerico

Almerico Law – Kendall A. Almerico, P.A.

1440 G Street NW

Washington DC 20005

(202) 370-1333

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

5180	85-3620389
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Second Post Qualification Amendment to Offering Circular shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

This Second Post Qualification Amendment to Offering Circular is following the Offering Circular format described in Part II of Form 1A.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS SECOND POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS SECOND POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL SECOND POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL SECOND POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL SECOND POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

PLEASE REVIEW ALL RISK FACTORS ON PAGE 17 THROUGH PAGE 45 BEFORE MAKING AN INVESTMENT IN THIS COMPANY. AN INVESTMENT IN THIS COMPANY SHOULD ONLY BE MADE IF YOU ARE CAPABLE OF EVALUATING THE RISKS AND MERITS OF THIS INVESTMENT AND IF YOU HAVE SUFFICIENT RESOURCES TO BEAR THE ENTIRE LOSS OF YOUR INVESTMENT, SHOULD THAT OCCUR.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY FIRST POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF

REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

This offering consists of Shares of Class C Common Stock (the “Shares” or individually, each a “Share”) that are being offered on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold. The term “Offering” refers to the offer of Shares pursuant to this Second Post Qualification Amendment to Offering Circular. The Shares are being offered and sold by Armed Forces Brewing Company, Inc., a Delaware Corporation (“Armed Forces Brewing”, “we”, “our” or the “Company”). There are 750,000 Shares being offered at a price of $10.00 per Share with a minimum purchase of Twenty (20) Shares per investor. The Shares are being offered on a best-efforts basis to an unlimited number of accredited investors and an unlimited number of non-accredited investors only by the Company and through Cultivate Capital Group LLC (“Cultivate”), a broker/dealer registered with the Securities and Exchange Commission (the “SEC”) and members of the Financial Industry Regulatory Authority (“FINRA”). The maximum aggregate amount of the Shares offered is $7,500,000.00 (the “Maximum Offering”). There is no minimum number of Shares that needs to be sold in order for funds to be released to the Company and for this Offering to hold its first closing.

Armed Forces Brewing was formed in the state of Delaware on January 11, 2019 as Seawolf Brewing Company LLC. (Exhibit 1A-2A). The Company was converted to a Delaware corporation after a Certificate of Conversion and a Certificate of Incorporation were filed with the state of Delaware on or about August 21, 2020. (Exhibit 1A-2A). The filing was accepted and the conversion to a corporation became official on or about September 8, 2020. On September 10th, 2020, the Company’s Bylaws were signed. (Exhibit 1A-2B). On or about December 4, 2020, the Company filed a Certificate of Amendment of Certificate of Incorporation with the state of Delaware whereby the Company’s name was changed to Armed Forces Brewing Company, Inc. (Exhibit 1A-2A). The Company is a Delaware corporation for the general purpose of transacting any or all lawful business for which a corporation may be formed in the State of Delaware.

The Shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings. The Shares will only be issued to purchasers who satisfy the requirements set forth in Regulation A. This Offering will commence after qualification by the Commission and is expected to expire on the first of: (i) all of the Shares offered are sold; or (ii) the close of business 365 days from the date of qualification by the Commission, unless sooner terminated or extended by the Company’s CEO for up to another 365 days, or (iii) the date upon which a determination is made by the Company to terminate the Offering in the Company’s sole and absolute discretion. Pending each closing, payments for the Shares will be deposited in an escrow account or holding account to be held for the Company. Funds will be promptly refunded without interest, for sales that are not consummated. All funds received shall be held only in a non-interest-bearing escrow account or holding account. Upon closing under the terms as set out in this Second Post Qualification Amendment to Offering Circular, funds will be immediately transferred to the Company where they will be available for use in the operations of the Company’s business in a manner consistent with the “Use Of Proceeds” in this Second Post Qualification Amendment to Offering Circular.

The Company’s website and marketing materials are not incorporated into this Second Post Qualification Amendment to Offering Circular. The photographs, drawings and graphics on the website and in any marketing materials are for illustrative purposes only.

THIS FIRST POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONCERNING THE COMPANY OTHER THAN THOSE CONTAINED IN THIS FIRST POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

_____________________________________

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FIRST POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR, OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS EMPLOYEES, AGENTS OR AFFILIATES, AS INVESTMENT, LEGAL, FINANCIAL OR TAX ADVICE.

_____________________________________

BEFORE INVESTING IN THIS OFFERING, PLEASE REVIEW ALL DOCUMENTS CAREFULLY, ASK ANY QUESTIONS OF THE COMPANY’S MANAGEMENT THAT YOU WOULD LIKE ANSWERED AND CONSULT YOUR OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THIS INVESTMENT.

_____________________________________

THERE IS NO PUBLIC MARKET FOR THE CLASS C COMMON STOCK OR ANY OTHER SECURITIES OF THIS COMPANY, NOR WILL ANY SUCH MARKET DEVELOP AS A RESULT OF THIS OFFERING. A LEGALLY COMPLIANT TRADING MARKET FOR THE SHARES MAY NEVER BE DEVELOPED. TRADING OF CLASS C SHARES WILL NOT BE PERMITTED UNLESS AND SHAREHOLDERS ARE NOTIFIED OTHERWISE BY THE COMPANY, WHICH MAY REQUIRE SHAREHOLDERS TO HOLD THEIR SHARES INDEFINITELY. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE, AND YOU SHOULD ONLY INVEST IF YOU ARE PREPARED TO LOSE YOUR ENTIRE INVESTMENT.

_____________________________________

THE SHARES ARE OFFERED BY THE COMPANY SUBJECT TO THE COMPANY’S RIGHT TO REJECT ANY TENDERED SUBSCRIPTION, IN WHOLE OR IN PART, IN ITS ABSOLUTE DISCRETION, AT ANY TIME PRIOR TO THE ISSUANCE OF THE SHARES. THE COMPANY MAY REJECT ANY OFFER IN WHOLE OR IN PART AND NEED NOT ACCEPT OFFERS IN THE ORDER RECEIVED.

_____________________________________

INVESTORS WILL BE REQUIRED TO REPRESENT THAT THEY ARE ABLE TO BEAR THE ECONOMIC RISK OF THEIR INVESTMENT AND THAT THEY (OR THEIR PURCHASER REPRESENTATIVES) ARE FAMILIAR WITH AND UNDERSTAND THE TERMS AND RISKS OF THIS OFFERING. THE CONTENTS OF THIS FIRST POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR ARE NOT TO BE CONSTRUED AS LEGAL OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN ATTORNEY, ACCOUNTANT OR BUSINESS ADVISOR AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THIS INVESTMENT. ALL FINAL DECISIONS IN RESPECT TO SALES OF SECURITIES WILL BE MADE BY THE COMPANY, WHICH RESERVES THE RIGHT TO REVOKE THE OFFER AND TO REFUSE TO SELL TO ANY PROSPECTIVE INVESTOR.

_____________________________________

NO OFFERING LITERATURE OR ADVERTISING IN ANY FORM SHOULD BE RELIED ON IN CONNECTION WITH THE OFFERING EXCEPT FOR THIS FIRST POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR, ANY EXHIBITS ATTACHED AND THE STATEMENTS CONTAINED IN BOTH. NO PERSONS, EXCEPT THE COMPANY OR ITS AGENTS AND SUCH REGISTERED BROKER-DEALERS AS THE COMPANY MAY ELECT TO UTILIZE, HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS FIRST POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS FIRST POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE THE IMPLICATION THERE HAS BEEN NO CHANGE IN THE INFORMATION CONTAINED HEREIN SUBSEQUENT TO THE DATE HEREOF.

_____________________________________

THE INVESTMENT DESCRIBED IN THIS FIRST POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR INVOLVES RISK AND IS OFFERED ONLY TO INDIVIDUALS WHO CAN AFFORD TO ASSUME SUCH RISKS FOR AN INDEFINITE PERIOD OF TIME AND WHO AGREE TO PURCHASE THE SECURITIES THAT ARE BEING OFFERED HEREUNDER ONLY FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARDS A TRANSFER, RESALE, EXCHANGE, OR FURTHER DISTRIBUTION OF SUCH. FEDERAL LAW AND STATE SECURITIES LAWS LIMIT THE RESALE OF SUCH SECURITIES AND IT IS THEREFORE URGED THAT EACH POTENTIAL INVESTOR SEEK COUNSEL CONCERNING SUCH LIMITATIONS.

_____________________________________

THE COMPANY AS DESCRIBED IN THIS FIRST POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR HAS ARBITRARILY DETERMINED THE PRICE OF SECURITIES, AND EACH PROSPECTIVE INVESTOR SHOULD MAKE AN INDEPENDENT EVALUATION OF THE FAIRNESS OF SUCH PRICE UNDER ALL THE

CIRCUMSTANCES AS DESCRIBED IN THIS FIRST POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR.

_____________________________________

THIS FIRST POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR DOES NOT KNOWINGLY CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT A MATERIAL FACT, AND ANY SUCH MISSTATEMENT OR OMISSION IS DONE WITHOUT THE KNOWLEDGE OF THE PREPARERS OF THIS DOCUMENT OR THE COMPANY. AS SUCH, THE COMPANY BELIEVES THAT THIS FIRST POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR CONTAINS A FAIR SUMMARY OF THE TERMS OF ALL MATTERS, DOCUMENTS AND CIRCUMSTANCES MATERIAL TO THIS OFFERING.

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PROSPECTIVE INVESTORS WHO HAVE QUESTIONS CONCERNING THE TERMS AND CONDITIONS OF THE OFFERING OR WHO DESIRE ADDITIONAL INFORMATION OR DOCUMENTATION TO VERIFY THE INFORMATION CONTAINED IN THIS FIRST POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR SHOULD CONTACT THE CHIEF EXECUTIVE OFFICER OF THE COMPANY. ANY PROJECTIONS CONTAINED HEREIN OR OTHERWISE PROVIDED TO A POTENTIAL INVESTOR MUST BE VIEWED ONLY AS ESTIMATES. ALTHOUGH ANY PROJECTIONS ARE BASED UPON ASSUMPTIONS, WHICH THE COMPANY BELIEVES TO BE REASONABLE, THE ACTUAL PERFORMANCE OF THE COMPANY WILL DEPEND UPON FACTORS BEYOND THE CONTROL OF THE COMPANY. NO ASSURANCE CAN BE GIVEN THAT THE COMPANY’S ACTUAL PERFORMANCE WILL MATCH THE PROJECTIONS.

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PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FIRST POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR, OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS EMPLOYEES, AGENTS OR AFFILIATES, AS INVESTMENT, LEGAL, FINANCIAL OR TAX ADVICE.

_____________________________________

BEFORE INVESTING IN THIS OFFERING, PLEASE REVIEW ALL DOCUMENTS CAREFULLY, ASK ANY QUESTIONS OF THE COMPANY’S MANAGEMENT THAT YOU WOULD LIKE ANSWERED AND EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN PROFESSIONAL TAX, LEGAL AND INVESTMENT ADVISORS TO ASCERTAIN THE MERITS AND RISKS OF INVESTING IN THE SHARES DESCRIBED IN THIS FIRST POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR PRIOR TO SUBSCRIBING TO SECURITIES OF THE COMPANY.

NASAA UNIFORM LEGEND

FOR RESIDENTS OF ALL STATES: THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN A PARTICULAR STATE. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE HEREBY ADVISED TO CONTACT THE COMPANY. THE SECURITIES DESCRIBED IN THIS FIRST POST QUALIFICATION AMENDMENT TO OFFERING CIRCULAR HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS (COMMONLY CALLED "BLUE SKY" LAWS).

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

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NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Form 1A-POS, Second Post Qualification Amendment to Offering Circular and any documents incorporated by reference herein or therein contain forward-looking statements. The forward-looking statements appear in a number of places in this Second Post

Qualification Amendment to Offering Circular and any documents incorporated by reference and include statements regarding the intent, belief or current expectations of the Company with respect to, among others things: (i) the development of the Company and its products; (ii) the targeting of markets; (iii) trends affecting the Company’s financial condition or results of operation; (iv) the Company’s business plan and growth strategies; (v) the industries in which the Company participates; and (vi) the ability of the Company to generate sufficient cash from operations to meet its operating needs and pay off its existing indebtedness, all of which are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Second Post Qualification Amendment to Offering Circular, and any documents incorporated by reference are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “may,” “could,” “will,” “should,” “can have,” “likely,” “assume,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “predict,” “project,” “estimate,” “forecast,” “outlook,” “potential,” or “continue,” or the negative of these terms, and other comparable terminology and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected, expressed or implied, in the forward-looking statements as a result of various factors. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

The Company discloses important factors that could cause its actual results to differ materially from its expectations under the caption “Risk Factors” below. These cautionary statements qualify all forward-looking statements attributable to the Company or persons acting on its behalf. The Company has based its forward-looking statements on its current expectations about future events. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Although the Company believes its forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements

Any forward-looking statement made by the Company in this Second Post Qualification Amendment to Offering Circular or any documents incorporated by reference herein speak only as of the date of this Second Post Qualification Amendment to Offering Circular or any documents incorporated by reference herein. Factors or events that could cause the Company’s actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company disclaims any obligation, and undertakes no obligation, to update or alter any forward-looking statement, whether as a result of new information, future events/developments or otherwise or to conform these statements to actual results. whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements. The Company urges you to carefully consider these matters, and the risk factors described in this Second Post Qualification Amendment to Offering Circular, prior to making an investment in its Shares.

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About This Form 1A-POS and Second Post Qualification Amendment to Offering Circular

In making an investment decision, you should rely only on the information contained in this Form 1A-POS and Second Post Qualification Amendment to Offering Circular. The Company has not authorized anyone to provide you with information different from that contained in this Form 1A-POS and Second Post Qualification Amendment to Offering Circular. We are offering to sell, and seeking offers to buy, the Shares only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form 1A-POS and Second Post Qualification Amendment to Offering Circular is accurate only as of the date of this Form 1A-POS and Second Post Qualification Amendment To Offering Circular, regardless of the time of delivery of this Form 1A-POS and Second Post Qualification Amendment to Offering Circular. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Shares. This Form 1A-POS and Second Post Qualification Amendment to Offering Circular do not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made that circumstances have not changed since the date of this Form 1A-POS and Second Post Qualification Amendment to Offering Circular. The Company does not expect to update or otherwise revise this Form 1A-POS, Second Post Qualification Amendment to Offering Circularor other materials supplied herewith except as required by law in which case the Company will file post-qualification amendments or Second Post Qualification Amendment to Offering Circularsupplements as facts and circumstances warrant. The delivery of this Form 1A-POS and Second Post Qualification Amendment to Offering Circular at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form 1A-POS and Second Post Qualification Amendment to Offering Circular. This Form 1A-POS and Second Post Qualification Amendment to Offering Circular are submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

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TABLE OF CONTENTS

OFFERING SUMMARY AND SUMMARY OF RISK FACTORS	14
OFFERING SUMMARY	14
The Offering	15
Summary of Risk Factors	16
Investment Analysis	17
RISK FACTORS	17
DILUTION	45
PLAN OF DISTRIBUTION	48
USE OF PROCEEDS	53
USE OF PROCEEDS TABLE	54
DESCRIPTION OF THE BUSINESS	55
DESCRIPTION OF PROPERTY	57
LITIGATION	58
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	58
BUSINESS	58
DIRECTORS AND EXECUTIVE OFFICERS	60
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	65
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	68
TABLES OF BENEFICIAL OWNERSHIP	69
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN RELATED-PARTY TRANSACTIONS AND AGREEMENTS	70
SECURITIES BEING OFFERED	70
Subscription Price	71
Voting Rights	71
Dividends	72
Liquidation Rights	73
Right of First Refusal	73
Drag Along Rights	73
Additional Matters	76
PERKS	76
DISQUALIFYING EVENTS DISCLOSURE	80
ERISA CONSIDERATIONS	80
INVESTOR ELIGIBILITY STANDARDS	82
TAXATION ISSUES	85
SIGNATURES	87
ACKNOWLEDGEMENT ADOPTING TYPED SIGNATURES	88
SECTION F/S: FINANCIAL STATEMENTS	89

OFFERING SUMMARY AND SUMMARY OF RISK FACTORS

OFFERING SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Second Post Qualification Amendment to Offering Circular and/or incorporated by reference in this Second Post Qualification Amendment to Offering Circular. For full offering details, please (1) thoroughly review this Form 1A-POS filed with the Securities and Exchange Commission (2) thoroughly review this Second Post Qualification Amendment to Offering Circular and (3) thoroughly review any attached documents to or documents referenced in, this Form 1A-POS and Second Post Qualification Amendment to Offering Circular.

Issuer:	Armed Forces Brewing Company, Inc.
Type of Offering:	Shares of Class C Common Stock
Price Per Share:	$10.00 per Share (750,000 Shares)
Minimum Investment:	$200.00 per investor
Maximum Offering:	$7,500,000.00 The Company will not accept investments greater than the Maximum Offering amount.
Maximum Shares Offered:	750,000 Shares of Class C Common Stock
Purchasers:

Purchasers may be accredited investors or non-accredited investors. Non-accredited investors are limited in the number of Shares they may purchase to an aggregate purchase price paid by such person that is no more than 10% of the greater of such person’s annual income or net worth, not including the value of his or her primary residence, as calculated under Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended.

Use of Proceeds:	See the description in section entitled “Use of Proceeds” on page 53 herein.
Voting Rights:	The Shares have no voting rights. See “Voting Rights” section of “Securities Being Offered” below for details.
Dilution:	If all of the Shares in this Offering are fully subscribed and sold, the Shares offered herein will constitute approximately 16.19% of the total outstanding shares of the Company.

Length of Offering:

Shares will be offered until either (a) the date upon which the Company confirms that it has received in the escrow account and/or or holding account gross proceeds of $7,500,000.00 in deposited funds; (b) the expiration of 365 days from the date of this Second Post Qualification Amendment to Offering Circular unless extended for up to another 365 days in its sole discretion by the Company; or (c) the date upon which a determination is made by the Company to terminate the Offering in its sole discretion.

The Offering (Through December 31, 2021)

Shares of Class A Common Stock Outstanding	2,839,222 Shares
Shares of Class B Common Stock Outstanding	797,951 Shares
Shares of Class C Common Stock Outstanding	437,610 Shares
Shares of Class A Common Stock in this Offering (1)	0 Shares
Shares of Class B Common Stock in this Offering (1)	0 Shares
Shares of Class C Common Stock in this Offering (1)	750,000 Shares
Total shares to be outstanding after the Offering (2)	4,631,250 Shares

(1) There are three classes of Shares issued by the Company. For a full description of the rights of the Shares, please see the section of this Second Post Qualification Amendment to Offering Circular entitled “Securities Being Offered” below. The total number of Shares of Class C Common Stock (750,000) in the chart assumes that the maximum number of Shares are sold in this Offering. Through December 31, 2021, there were 551,467 unsold Class C Shares remaining to be sold in the ongoing Regulation A offering.

(2) The number of Shares to be outstanding after the Offering assumes that the Offering is fully subscribed, and this number will be less if the Offering is not fully subscribed. Shares outstanding after the Offering does not include a number of Shares equivalent to up to 3% of the number of shares of Class C common stock sold in the offering, which will be exercisable for an exercise price of $0.00 per share by the broker-dealers or their assigns via warrants in the future based on the terms of said warrants. The Shares that Cultivate, Dalmore or their assigns will receive upon exercising their warrants will be restricted securities meaning they are not fully liquid, free trading shares unless the restrictions are lifted in accordance with applicable law. For further explanation and details, see the “Table of Beneficial Ownership” herein.

The Company may not be able to sell the Maximum Offering amount. The Company will conduct one or more closings on a rolling basis as funds are received from investors. Funds tendered by investors will be kept in an escrow account or holding account until the next closing after they are received by the bank. At each closing, with respect to subscriptions accepted by the Company, funds held in the escrow account or holding account will be distributed to the Company, entitling the investor to receive the Shares when they are later issued as set out herein. Investors may not withdraw their funds tendered from the escrow account or holding account unless the Offering is terminated without a closing having occurred. Investors are not entitled to any refund of funds transmitted by any means to the Company, or to the escrow account or holding account, for any reason, unless the Investor does not clear compliance by the broker-dealers involved.

Summary of Risk Factors

This Offering involves significant risks, and you should consider the Shares highly speculative. The following important factors, and those important factors described elsewhere in this Second Post Qualification Amendment to Offering Circular, including the matters set forth under the section entitled “Risk Factors,” could affect (and in some cases have affected) the Company’s actual results and could cause such results to differ materially from estimates or expectations reflected in this Second Post Qualification Amendment to Offering Circular and in any forward-looking statements made herein or by the Company. These important risk factors include, but are not limited to:

•The Company is a relatively new entity with limited tangible assets and its continued operation may require substantial additional funding.

•The Company has a very short operating history and no assurance that the business plan can be executed, or that the Company will generate revenues or profits.

•Investors in this offering risk the loss of their entire investment.  The industry in which the Company participates is highly speculative and extremely risky.

•There is no minimum number of Shares of Class C Common Stock that need to be sold in order for funds to be released to the Company and for this Offering to close; therefore, there is no assurance the Company will receive funds sufficient to further its business.

•The Company has entered a highly competitive industry and within this highly competitive industry are companies with established track records and substantial capital backing. The Company may face competition from new companies as well as existing companies entering their business space.

•If you invest and purchase the Shares of Class C Common Stock, you will be acquiring a minority interest in the Company and will have little to no effective control over, or input into, the management or decisions of the Company, primarily because the Shares have no voting rights.

•There is no market for the Company's Class C Common Stock, and it is highly unlikely that any such market will develop subsequent to this offering unless the Company becomes successful and then only under certain circumstances. The Shares of Class C Common Stock are illiquid and should be considered a long-term investment.

•There are substantial restrictions on the transferability of the Shares of Class C Common Stock, and, in all likelihood, you will not be able to liquidate some or all of your investment.

•The Company has broad discretion in its use of proceeds and, as an investor, you are relying on management’s judgment.

•The price of the Shares of Class C Common Stock is arbitrary and may not be indicative of the value of the Shares of Class C Common Stock or the Company.

•The Company does not expect there to be any market makers to develop a trading market in the Shares.

•The economic interest in the Company of a subscriber to this offering may be less than the percentage of overall Shares of Class C Common Stock to total equity or ownership of the Company.

•The Company has been and will likely continue to be affected by the coronavirus pandemic.

•The alcohol industry and the restaurant and bar industry as a whole, and the U.S. and global economies, have been substantially affected by the coronavirus pandemic.

•For a more detailed discussion of these and other significant risks, see “RISK FACTORS” in the main body of the Second Post Qualification Amendment to Offering Circular. Investors will be given an opportunity to review the current status of all material contracts and financials and ask appropriate questions of management prior to subscribing to this offering.

Investment Analysis

The Company believes that it has strong economic prospects by virtue of the following dynamics of the industry, the success of its founders in their related business endeavors, and other reasons:

1.Management believes that after the coronavirus pandemic subsides, trends for growth in the alcohol, restaurant and bar industries in the United States will be favorable.

2. Management believes that after the coronavirus pandemic subsides, the demand for alcohol, restaurants and bars in the United States will grow, creating an opportunity for the Company.

3. Management believes that its experience will position Armed Forces Brewing Company, Inc. for profitable operations and will create new market opportunities in the United States.

Despite management’s beliefs, there is no assurance that Armed Forces Brewing Company, Inc. will be profitable, or that management’s opinion of the industry’s favorable dynamics will not be outweighed in the future by unanticipated losses, adverse regulatory developments and other risks. Investors should carefully consider the various risk factors below before investing in the Shares. In particular, while the Company and its management are hopeful that the long-term effects will eventually be minimized from the coronavirus pandemic and the related economic issues that have affected both the U.S. and the global economy and the Company, neither management nor the Company can offer any assurance that what they believe to be the long term favorable conditions will not be outweighed by the occurrence, the past problems and future unknown problems and issues caused by the coronavirus pandemic.

RISK FACTORS

The purchase of the Company’s Shares involves substantial risks. You should carefully consider the following risk factors in addition to any other risks associated with this investment. The Shares offered by the Company constitute a highly speculative investment and you should be in an economic position to lose your entire investment. The risks listed do not necessarily comprise all those associated with an investment in the Shares and are not set out in any particular order of priority. Additional risks and uncertainties may also have an adverse effect on the Company’s business and your investment in the Shares.  An investment in the Company may not be suitable for all recipients of this Second Post Qualification Amendment to Offering Circular. You are advised to consult an independent professional adviser or attorney who specializes in investments of this kind before making any decision to invest. You should consider carefully whether an investment in the Company is suitable in the light of your personal circumstances and the financial resources available to you.

The Company is, in addition to the risks set out below, subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies inherently involve greater risk than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Before investing, you should carefully read and carefully consider the following:

Risks Relating to The Company

The Company, The Alcohol, Restaurant and Bar Industry And The U.S. And Global Economies Have Been Substantially Affected By The Coronavirus Pandemic

In late 2019, a novel coronavirus (COVID-19) surfaced, reportedly, in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and many states and countries, including the United States, have initiated significant restrictions on business operations. The Company faces uncertainty as the ongoing pandemic causes significant disruption to U.S and global markets and business, and the alcohol, restaurant and bar industries in general. The overall and long-term impacts of the outbreak are unknown and evolving.

This pandemic has adversely affected our business and most alcohol-related businesses, as well as most restaurants and bars. At the time of this filing, many restaurants and bars went out of business, were shut down permanently or temporarily or only re-opened with limited capacity, and this or another pandemic, epidemic or outbreak of an infectious disease in the United States or in another country may adversely affect our business. The spread of a disease could lead to unfavorable economic conditions, which would adversely impact our operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

The effects of such a widespread infectious disease and epidemic has already caused and may continue to cause or may cause in the future, an overall decline in the U.S. and world economy as a whole. The actual effects of the spread of coronavirus or of another pandemic are difficult to assess as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of the coronavirus, if it continues, and any future similar occurrence may cause an overall decline in the economy as a whole and therefore may materially harm our Company long term.

At the time of this filing, many restaurants and bars are shut down or operating in a limited capacity. As this filing is being made, there is uncertainty as to if, or when, this will change.  There is also uncertainly as to what long-term restrictions or other effects will occur in the alcohol, restaurant and bar industries. There is also uncertainty as to what will happen to in this regard should another health-related outbreak occur in the future.

All of these risks, and many others known or unknown, related to this outbreak, and future outbreaks, pandemics or epidemics, could materially affect the long-term business of the Company and your investment.

The Company Has Limited Operating History

The Company has a limited operating history and there can be no assurance that the Company's proposed plan of business can be realized in the manner contemplated and, if it cannot be, Shareholders may lose all or a substantial part of their investment. There is no guarantee that it will ever realize any significant operating revenues or that its operations will ever be profitable.  As the Company has limited operational history, it is extremely difficult to make accurate predictions and forecasts on our finances.

The Company Is Dependent Upon Its Management, Founders, Key Personnel and Consultants to Execute the Business Plan, And Some Of Them Will Have Concurrent Responsibilities At Other Companies

The Company's success is heavily dependent upon the continued active participation of the Company's current executive officers, as well as other key personnel and contractors. Some of them may have concurrent responsibilities at other entities. Some of the advisors, consultants and others to whom the Company’s ultimate success may be reliant upon have not signed contracts with the Company and may not ever do so. Loss of the services of one or more of these individuals could have a material adverse effect upon the Company's business, financial condition or results of operations. Further, the Company's success and achievement of the Company's growth plans depend on the Company's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees and consultants among companies in the applicable industries is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees and consultants required for the initiation and expansion of the Company's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on the Company's business, financial condition or results of operations.

Although Dependent Upon Certain Key Personnel, The Company Does Not Have Any Key Man Life Insurance Policies On Any Such People At The Time Of This Offering

The Company is dependent upon management and on others in order to conduct its operations and execute its business plan, however, the Company has purchased only limited insurance policies (including a disability policy) with respect to those individuals in the event of their death or disability. Therefore, should any of these key personnel, management or founders die or become disabled, the Company may not receive sufficient, or any, compensation that would assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company Is Or Will Be Subject To Income Taxes As Well As Non-Income Based Taxes, Such As Payroll, Sales, Use, Value-Added, Net Worth, Property And Goods And Services Taxes

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that our tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company Is Not Subject To Sarbanes-Oxley Regulations And Lack The Financial Controls And Safeguards Required Of Public Companies

The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes In Laws Or Regulations Could Harm The Company’s Performance.

Various federal and state laws, including labor laws, govern the Company’s relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company’s Bank Accounts Will Not Be Fully Insured And Escrow or Holding Accounts In Which Investment Funds Will Be Held Pending Clearing By The Broker-Dealer May Not Be Insured In Part Or In Full.

When you apply to invest in the Company, the funds you tender will be kept in an escrow account with North Capital Private Securities Corporation until the next closing after they are received in said account. At each closing, with respect to subscriptions accepted by the Company, funds held in the escrow account or holding account will be distributed to the Company, and the associated Shares will be issued at that time to the investors that purchased such Shares. The escrow account will be with a regulated financial institution and will have federal insurance covering portions of the deposit, but the insurance may not be enough to cover the total amount of fund held in said account. Any holding accounts may be with payment processors and not a regulated banking institution, and thus may have no federal insurance covering said funds unlike if the funds had been deposited into a regulated U.S. bank or similar banking institution or may have federal insurance that is limited to a certain amount of coverage. While the funds you tendered are in an escrow account or one of these payment processor accounts or an account with an affiliated financial institution, if the company holding the funds should fail or otherwise terminate operations, the Company may not be able to recover all amounts deposited in these holding accounts. The Company’s regular bank accounts, any escrow account and bank accounts that may be used to hold some investor funds while investors are going through the compliance process before a closing occurs, have federal insurance that is limited to a certain amount of coverage.  It is anticipated that the account balances in the Company’s account may exceed those limits at times.  In the event that any of Company’s banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

The Company’s Business Plan Is Speculative

The Company’s present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. An investment in the Company’s Shares is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

The Company Faces Significant Competition in the United States, Canada and Elsewhere

The Company will face significant competition in the United States, Canada and elsewhere which could adversely affect your investment.

The Company Has Incurred Debt And Will Likely Incur Additional Debt

The Company has already incurred debt and will likely incur additional debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

Our Revenue Could Fluctuate From Period To Period, Which Could Have An Adverse Material Impact On Our Business

Our revenue may fluctuate from period-to-period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following events, as well as other factors described elsewhere in this document:

•Unanticipated changes to economic terms in contracts with clients, vendors, partners and those with whom the Company does business, including renegotiations;

•Downward pressure on fees the Company charges for our services, which would therefore reduce our revenue;

•Failure to obtain new clients and customers for our services;

•Cancellation or non-renewal of existing contracts with clients and customers;

•Changes in state and federal government regulations, international government laws and regulations or the enforcement of those laws and regulations;

•General economic and political conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which the Company operates.

As a result of these and other factors, the results of operations for any quarterly or annual period may differ materially from the results of operations for any prior or future quarterly or annual period and should not be relied upon as indications of our future performance.

The Company’s Expenses Could Increase Without a Corresponding Increase in Revenues

The Company’s operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company’s financial results and on your investment.  Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (5) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution.

An Inability to Maintain and Enhance Image Could Affect Your Investment

It is important that the Company maintains and enhances its image and the image of its products. The image and reputation of the Company and its products may be impacted for various reasons including, but not limited to, lack of success, bad publicity and others. Such problems, even when unsubstantiated, could be harmful to the Company’s image and the reputation of the Company and its products. Any negative publicity and/or litigation could be costly for the Company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company’s business, results of operations, and financial condition. Any negative publicity generated could damage the Company’s reputation and diminish the value of the Company’s brand and its products which could have a material adverse effect on the Company’s business, results of operations, and financial condition, as well as your investment. Deterioration in the brand equity (brand image, reputation and product quality) of the Company or its products may have a material adverse effect on its financial results as well as your investment.

Changes In The Economy Could Have a Detrimental Impact On The Company

Changes in the general economic climate, both in the United States and internationally, could have a detrimental impact on consumer expenditure and therefore on the Company’s revenue.  It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on products and services like those of the Company and may adversely affect customers’ confidence and willingness to spend.  Any of such events or occurrences could have a material adverse effect on the Company’s financial results and on your investment.

The Amount Of Capital The Company Is Attempting To Raise In This Offering May Not Be Enough To Sustain The Company's Current Business Plan

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in this offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it will not be able to execute our business plan, our continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.

The Company May Not Be Able To Obtain Adequate Financing To Continue Our Operations

The Company may require additional debt and/or equity financing to pursue our growth and business strategies. These include, but are not limited to, enhancing our operating infrastructure and otherwise respond to competitive pressures. Given our limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to us. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional securities pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing Shareholders and may reduce the price of the Shares.

Terms Of Subsequent Financing, If Any, May Adversely Impact Your Investment

The Company may have to engage in common equity, debt, or preferred stock financings in the future.  Your rights and the value of your investment in the Shares of Class C Common Stock could be reduced by the dilution caused by future equity issuances.  Interest on debt securities could increase costs and negatively impact operating results.  The Company is permitted to issue preferred stock pursuant to the terms of our Company documents, preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital.  The terms of preferred stock could be more advantageous to those investors than to the holders of Shares of Class C Common Stock.  In addition, if the Company needs to raise more equity capital from the sale of additional stock or notes, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms of your investment.  Shares of stock or notes which the Company sells could be sold into any market that develops, which could adversely affect the market price.

Our Employees, Executive Officers, Directors And Insider Shareholders Beneficially Own Or Control A Substantial Portion Of Our Outstanding Shares

Our employees, executive officers, directors and insider shareholders beneficially own or control a substantial portion of our outstanding stock, which may limit your ability and the ability of our other Shareholders, whether acting alone or together, to propose or direct the management or overall direction of our company. Additionally, this concentration of ownership could discourage or prevent a potential takeover of our Company that might otherwise result in an investor receiving a premium over the market price for its Shares. The majority of our currently outstanding stock is beneficially owned and controlled by a group of insiders, including our employees, directors, executive officers and inside shareholders. Accordingly, our employees, directors, executive officers and insider shareholders may have the power to control the election of our directors or managers and the approval of actions for which the approval of our shareholders is required. If you acquire the Shares, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the price of the Shares. The Company’s principal shareholders may be able to control matters requiring approval by its shareholders, including mergers or other business combinations. Such concentrated control may also make it difficult for the Company’s Shareholders to receive a premium for their Shares in the event that the Company merges with a third party or enters into different transactions which require Shareholder approval. These provisions could also limit the price that investors might be willing to pay in the future for the Shares.

The Company’s Operating Plan Relies In Large Part Upon Assumptions And Analyses Developed By The Company. If These Assumptions Or Analyses Prove To Be Incorrect, The Company’s Actual Operating Results May Be Materially Different From Its Forecasted Results

Whether actual operating results and business developments will be consistent with the Company’s expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company’s control, including, but not limited to:

•whether the Company can obtain sufficient capital to sustain and grow its business

•the Company’s ability to manage its growth

•whether the Company can manage relationships with any key vendors and advertisers

•the timing and costs of new and existing marketing and promotional efforts

•competition

•the Company’s ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel

•the overall strength and stability of domestic and international economies

Unfavorable changes in any of these or other factors, most of which are beyond the Company’s control, could materially and adversely affect its business, results of operations and financial condition.

To Date, The Company Has Had Operating Losses And Does Not Expect To Be Initially Profitable For At Least The Foreseeable Future, And Cannot Accurately Predict When It Might Become Profitable

The Company has been operating at a loss since the Company's inception, and the Company expects to continue to incur losses for the foreseeable future. Further, the Company may not be able to generate significant revenues in the future. In addition, the Company expects to incur substantial operating expenses in order to fund the expansion of the Company's business. As a result, The Company expects to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable. The Company’s ability to continue as a going concern may be dependent upon raising capital from financing transactions, increasing revenue throughout the year and keeping operating expenses below its revenue levels in order to achieve positive cash flows, none of which can be assured.

The Company May Be Unable To Manage Its Growth Or Implement Its Expansion Strategy

The Company may not be able to expand the Company's markets or implement the other features of the Company's business strategy at the rate or to the extent presently planned. The Company's projected growth will place a significant strain on the Company's administrative, operational and financial resources. If the Company is unable to successfully manage the Company's future growth, establish and continue to upgrade the Company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, the Company's financial condition and results of operations could be materially and adversely affected.

Successful implementation of the Company’s business strategy requires the Company to manage its growth.  Growth could place an increasing strain on its management and financial resources.  To manage growth effectively, the Company will need to:

•Establish definitive business strategies, goals and objectives;

•Maintain a system of management controls; and

•Attract and retain qualified personnel, as well as develop, train and manage management-level and other employees.

If the Company fails to manage its growth effectively, its business, financial condition or operating results could be materially harmed.

The Company's Business Model Is Evolving

The Company's business model is unproven and is likely to continue to evolve. Accordingly, the Company's initial business model may not be successful and may need to be changed. The Company's ability to generate significant revenues will depend, in large part, on the Company's ability to successfully market the Company's products to potential customers and who may not be convinced of the need for the Company's products and services or who may be reluctant to rely upon third parties to develop and provide these products. The Company intends to continue to develop the Company's business model as the Company's market continues to evolve.

If The Company Fails To Maintain And Enhance Awareness Of The Company's Brand, The Company's Business And Financial Results Could Be Adversely Affected

The Company believes that maintaining and enhancing awareness of the Company's brand and its products is critical to achieving widespread acceptance and success of the Company's business. The Company also believes that the importance of brand recognition will increase due to the relatively low barriers to entry in the Company's market. Maintaining and enhancing the Company's and the brand awareness of the Company and its products may require the Company to spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other brand-building efforts, and these investments may not be successful. Further, even if these efforts are successful, they may not be cost-effective. If the Company is unable to continuously maintain and enhance the Company's and its products’ presence, the Company's market may decrease which could in turn result in lost revenues and adversely affect the Company's business and financial results.

The Company Needs to Increase Brand Awareness

Due to a variety of factors, the Company's opportunity to achieve and maintain a significant market may be limited. Developing and maintaining awareness of the Company's brand names, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the market increases. Successfully promoting and positioning the Company's brands, products and services will depend largely on the effectiveness of the Company's marketing efforts. Therefore, the Company may need to increase the Company's financial commitment to creating and maintaining brand awareness. If the Company fails to successfully promote the Company's brand names or if the Company incurs significant expenses promoting and maintaining the Company's brand names, it would have a material adverse effect on the Company's results of operations.

The Company Faces Competition In The Company's Markets From Various Large And Small Companies, Some Of Which Have Greater Financial, Research And Development, Production And Other Resources Than Does The Company

In many cases, the Company’s competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. The Company's ability to compete depends, in part, upon a number of factors outside the Company's control, including the ability of the Company's competitors to develop alternatives that are superior. If the Company fails to successfully compete in its markets, or if the Company incurs significant expenses in order to compete, it could have a material adverse effect on the Company's results of operations.

The Company Currently Has Limited Marketing In Place

The Company currently has limited marketing organization its brands and the Company. If the Company is unable to establish sufficient marketing and sales capabilities or enter into agreements with third parties, the Company may not be able to effectively market and generate revenues.

Limitation on Director, Officer and Other’s Liability

The Company may provide for the indemnification of directors, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors, officers and others to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company.

The Company May Face Significant Competition From Other Similar Companies, And Its Operating Results Will Suffer If It Fails To Compete Effectively

The Company may face significant competition from other companies, and its operating results could suffer if the Company fails to compete effectively. The industries in which the Company participates are intensely competitive and subject to rapid and significant change. The Company has competitors both in the United States and internationally. Many of its competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing organizations. Additional mergers and acquisitions in its industry may result in even more resources being concentrated in its competitors. As a result, these companies may obtain market acceptance more rapidly than the Company is able and may be more effective themselves as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries.

The Company’s Future Financial Performance And Its Ability To Compete Effectively Will Depend, In Part, On The Company’s Ability To Manage Any Future Growth Effectively

As the Company’s operations expand, it expects that it will need to manage additional relationships with various strategic partners, suppliers and other third parties. The Company’s future financial performance and its ability to commercialize its business and to compete effectively will depend, in part, on its ability to manage any future growth effectively. To that end, the Company must be able to manage its development efforts effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. The Company may not be able to accomplish these tasks, and its failure to accomplish any of them could prevent us from successfully growing the Company.

The Company’s Insurance Strategy May Not Be Adequate To Protect Us From All Business Risks.

The Company may be subject, in the ordinary course of business, to losses resulting from accidents, acts of God and other claims against us, for which the Company may have no insurance coverage. The Company currently maintains no general liability, automobile, life, health, property, or directors' and officers' insurance policies. The Company has limited disability and workers compensation insurance. A loss that is uninsured, or underinsured, or which otherwise exceeds policy limits may require us to pay substantial amounts, which could adversely affect the Company’s financial condition and operating results.

If The Company Is Unable to Effectively Protect Its Intellectual Property and Trade Secrets, It May Impair The Company’s Ability to Compete

The Company’s success will depend on its ability to obtain and maintain meaningful intellectual property protection for any Company intellectual property. The names and/or logos of Company brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Patents, trademarks and copyrights that have been or may be obtained by the Company may be challenged by others, or enforcement of the patents, trademarks and copyrights may be required. The Company also relies upon, and will rely upon in the future, trade secrets. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business.

Any infringement of the Company's patent, trademark, copyright or trade secret rights could result in significant litigation costs, and any failure to adequately protect the Company's trade secret rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's existing patent, copyright, trademark and trade secret rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's Existing patent, copyright, trademark and trade secret rights could be expensive and time consuming, and the outcome of such a claim is unpredictable. This litigation could result in diversion of resources and could materially adversely affect the Company's operating results.

The Company Relies Upon Trade Secret Protection To Protect Its Intellectual Property; It May Be Difficult And Costly To Protect The Company's Proprietary Rights And The Company May Not Be Able To Ensure Their Protection

The Company currently relies on trade secrets. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business. Any infringement of the Company's proprietary rights could result in significant litigation costs, and any failure to adequately protect the Company's proprietary rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's proprietary rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's trade secrets could be expensive and time consuming, and the outcome of such a claim is unpredictable. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect the Company's future operating results.

Computer, Website or Information System Breakdown Could Affect The Company’s Business

Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company’s ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company’s financial results as well as your investment.

A Data Security Breach Could Expose The Company To Liability And Protracted And Costly Litigation, And Could Adversely Affect The Company's Reputation And Operating Revenues

To the extent that the Company's activities involve the storage and transmission of confidential information, the Company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to the Company's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information. A data security breach of the systems on which sensitive account information are stored could lead to fraudulent activity involving the Company's products and services, reputational damage, and claims or regulatory actions against us.  If the Company is sued in connection with any data security breach, the Company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, the Company might be forced to pay damages and/or change the Company's business practices or pricing structure, any of which could have a material adverse effect on the Company's operating revenues and profitability. The Company would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

The Company Will Depend On Third-Party Providers For A Reliable Internet Infrastructure As Well As Other Aspects Of The Company’s Technology and Applications And The Failure Of These Third Parties, Or The Internet In General, For Any Reason Would Significantly Impair The Company's Ability To Conduct Its Business

The Company will outsource some or all of its online presence, server needs, technology development and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many Internet-based businesses, the Company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third-party facility failed, or the Company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or if the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected.

The Company’s Actual Or Perceived Failure To Adequately Protect Personal Data Could Harm Its Business.

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products. The Company’s actual, perceived or alleged failure to comply with applicable laws and regulations or to protect personal data, could result in enforcement actions and significant penalties against the Company, which could result in negative publicity, increase the Company’s operating costs, subject the Company to claims or other remedies and may harm its business which would negatively impact the Company’s financial well-being and your investment.

The Company's Employees May Engage In Misconduct Or Improper Activities

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to the Company's reputation.

Limitation on Director, Officer and Other’s Liability

The Company may provide for the indemnification of directors, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors, officers and others to the Company and its Shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to managers, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company.

There Are Doubts About the Company’s Ability to Continue as a Going Concern.

The Company’s independent auditors have raised doubts about the Company’s ability to continue as a going concern. There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources, such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations, or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. The Company intends to overcome the circumstances that impact its ability to remain a going concern through a combination of the commencement of revenues, with interim cash flow deficiencies being addressed through additional financing. The Company anticipates raising additional funds through public or private financing, securities financing and/or strategic relationships or other arrangements in the near future to support its business operations; however, the Company may not have commitments from third parties for a sufficient amount of additional capital. The Company cannot be certain that any such financing will be available on acceptable terms, or at all, and its failure to raise capital when needed could limit its ability to continue its operations. The Company’s ability to obtain additional funding will determine its ability to continue as a going concern. Failure to secure additional financing in a timely manner and on favorable terms would have a material adverse effect on the Company’s financial performance, results of operations and Share price and require it to curtail or cease operations, sell off its assets, seek protection from its creditors through bankruptcy proceedings, or otherwise. Furthermore, additional equity financing may be dilutive to the holders of the Company’s Shares, and debt financing, if available, may involve restrictive covenants, and strategic relationships, if necessary to raise additional funds, and may require that the Company relinquish valuable rights. Any additional financing could have a negative effect on Shareholders.

Risks Relating to This Offering and Investment

The Company May Undertake Additional Equity or Debt Financing That May Dilute The Shares In This Offering

The Company plans to undertake further equity financing which may be dilutive to existing Shareholders, including you, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing Shareholders, including you, and also reducing the value of Shares subscribed for under this Offering.

An Investment In The Shares Is Speculative And There Can Be No Assurance Of Any Return On Any Such Investment

An investment in the Company’s Shares is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

The Shares Are Offered on A “Best Efforts” Basis and The Company May Not Raise the Maximum Amount Being Offered

Since the Company is offering the Shares on a “best efforts” basis, there is no assurance that the Company will sell enough Shares to meet its capital needs. If you purchase Shares in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Second Post Qualification Amendment to Offering Circular or to meet the Company’s working capital needs.

If The Maximum Offering Is Not Raised, It May Increase The Amount Of Long-Term Debt Or The Amount Of Additional Equity It Needs To Raise

There is no assurance that the maximum number of Shares in this offering will be sold. If the maximum Offering amount is not sold, the Company may need to incur additional debt or raise additional equity in order to finance the Company’s operations. Increasing the amount of debt will increase the Company’s debt service obligations and make less cash available for distribution to the Company’s Shareholders. Increasing the amount of additional equity that the Company will have to seek in the future will further dilute those investors participating in this Offering.

Investor Funds Will Not Accrue Interest While in the Escrow Account or Holding Account Prior To Closing

All funds delivered in connection with subscriptions for the Shares will be held in a non-interest-bearing escrow account or non-interest bearing holding account until a closing of the Offering, if any. Investors in the securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the Offering or a closing. If the Company fails to hold a closing prior to the termination date, investor subscriptions will be returned without interest or deduction.

The Company Has Not Paid Dividends In The Past And Is Uncertain If It Will Be Able To Pay Dividends In The Foreseeable Future, So Any Return On Investment May Be Limited To The Value Of The Shares.

Please note that the Company has never paid dividends on its Shares and is uncertain if it will be able to pay dividends in the foreseeable future. The payment of dividends on the Company’s Shares will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. If the Company does not pay dividends, its Shares may be less valuable because a return on your investment will only occur if its stock price appreciates. Consequently, investors must rely on sales of their Shares after price appreciation, which may never occur, as the only way to realize any gains on their investment. Investors seeking cash dividends should not purchase the Company’s Shares. It is possible that the Company may never reach a financial position where it can or will issue dividends.

Additional Financing May Be Necessary for The Implementation of The Company's Growth Strategy

Whether the Company is successful in selling the maximum number of Shares in this Offering or not, the Company may require additional debt, equity or other financing to pursue the Company’s growth and business strategies. These growth and business strategies include but are not limited to enhancing the Company’s operating infrastructure and otherwise responding to competitive pressures. Given the Company’s limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to the Company. Lack of additional funding could force the Company to curtail substantially the Company’s growth plans. Furthermore, the issuance by the Company of any additional securities pursuant to any future fundraising activities undertaken by the Company or could result in an issuance of securities whose rights, preferences and privileges are senior to those of existing Shareholders including you and could dilute the ownership or benefits of ownership of existing Shareholders including, but not limited to reducing the value of the Shares of Class C Common Stock subscribed for under this Offering.

An Investment in the Company's Shares Could Result In A Loss of Your Entire Investment

An investment in the Company's Shares offered in this Offering involves a high degree of risk and you should not purchase the Shares if you cannot afford the loss of your entire investment.  You may not be able to liquidate your investment for any reason in the near future.

There is No Public Trading Market for the Company's Shares

At present, there is no active trading market for the Company’s securities and the Company does not have plans at this time to file the documents and seek approval required to establish a trading market for the Shares being sold in this Offering. The Company cannot assure that even with the proper filings that a trading market will ever develop. In order to obtain a trading symbol and authorization to have the Company’s securities trade publicly, the Company must file an application on Form 211 with, and receive the approval by, the Financial Industry Regulatory Authority (“FINRA”) of which there is no assurance, before active trading of the Company’s securities could commence. If the Company’s securities ever publicly trade, they may be relegated to the OTC Pink Sheets. The OTC Pink Sheets provide significantly less liquidity than the NASD’s automated quotation system, or NASDAQ Stock Market. Prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of the Shares and the Company’s securities may be unable to resell their securities at or near their original price or at any price. In any event, except to the extent that investors’ Shares may be registered on a Form S-1 Registration Statement with the Securities and Exchange Commission in the future, there is absolutely no assurance that the Shares could be sold under Rule 144 or otherwise until the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company’s business, financial and management information reporting, and applicable holding periods have been satisfied.

Sales Of The Company’s Shares By Insiders Under Rule 144 Or Otherwise Could Reduce The Price Of The Shares, If A Trading Market Should Develop

Certain officers, directors and/or other insiders may hold Shares in the Company and may be able to sell their Stock in a trading market if one should develop. The availability for sale of substantial amounts of Stock by officers, directors and/or other insiders could reduce prevailing market prices for the Company’s securities in any trading market that may develop.

Should The Company’s Securities Become Quoted On A Public Market, Sales Of A Substantial Number Of Shares Of The Type Of Shares Being Sold In This Offering May Cause The Price Of The Company’s Shares To Decline

Should a market develop, and the Company’s Shareholders sell, substantial amounts of the Company’s Shares in the public market, Shares sold may cause the price to decrease below the current value of the Shares. These sales may also make it more difficult for us to sell equity or equity-related securities at a time and price that the Company deems reasonable or appropriate.

Because The Company Does Not Have An Audit Or Compensation Committee, Shareholders Will Have To Rely On Management To Perform These Functions

The Company does not have an audit or compensation committee comprised of independent directors or any audit or compensation committee. Management performs these functions as a whole. Thus, there is a potential conflict in that management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

The Company Has Made Assumptions In Its Projections and In Forward-Looking Statements That May Not Be Accurate

The discussions and information in this Second Post Qualification Amendment to Offering Circular may contain both historical and “forward-looking statements” which can be identified by the use of forward-looking terminology including the terms “believes,” “anticipates,” “continues,” “expects,” “intends,” “may,” “will,” “would,” “should,” or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances.  Forward-looking statements contained in this Second Post Qualification Amendment to Offering Circular, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Second Post Qualification Amendment to Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company’s business, please be advised that the Company’s actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company’s operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Second Post Qualification Amendment to Offering Circular or in other reports issued by us or by third-party publishers.

The Company Has Significant Discretion Over The Net Proceeds Of This Offering

The Company has significant discretion over the net proceeds of this Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this offering will prove optimal or translate into revenue or profitability for the Company. Investors are urged to consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.

The Offering Price For The Shares of Class C Common Stock Being Sold In This Offering Has Been Determined By The Company

The price at which the Shares are being offered has been arbitrarily determined by the Company. There is no relationship between the offering price and the Company’s assets, book value, net worth, or any other economic or recognized criteria of value. Rather, the price of the Shares was derived as a result of internal decisions based upon various factors including prevailing market conditions, its future prospects and its capital structure. These prices do not necessarily accurately reflect the actual value of the Shares or the price that may be realized upon disposition of the Shares.

You Should Be Aware Of The Long-Term Nature Of This Investment

There is not now, and likely will not be in the near future, a public market for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares may have certain transfer restrictions. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. You should be aware of the long-term nature of your investment in the Company. You will be required to represent that you are purchasing the securities for your own account, for investment purposes and not with a view to resale or distribution thereof.

You Will Have Limited Influence On The Management Of The Company

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You will have a little ability to take part in the management of the Company as a minority Shareholder and will not be represented on any management board of the Company. Accordingly, no person should purchase the Shares unless he or she is willing to entrust all aspects of management to the Company.

The Shares in This Offering Have No Protective Provisions

The Shares in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Shares or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event" or "change of control" for the Company, the Shares being offered do not provide you with any protection. In addition, there are no provisions attached to the Shares in the Offering that would permit you to require the Company to repurchase the Shares in the event of a takeover, recapitalization or similar transaction involving the Company.

Investing In This Offering Using A Credit Card Has Several Risks

Should you choose to invest in this offering using a credit card, you should be aware of several risks.  The SEC’s Office of Investor Education and Advocacy has issued an alert to inform investors about risks in using credit cards to purchase an investment. In part, this alert states that investing using a credit card has several risks including, but not limited to high interest rates, credit risk, transaction fees, credit card abuse, unauthorized charges on your credit card statements and risks related to third-party payment processors.  If you are considering investing in this Offering by using a credit card, you are encouraged to read and review the investor alert at https://www.sec.gov/oiea/investor-alerts-and-bulletins/ia_riskycombination.

No Guarantee of Return on Investment

There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Second Post Qualification Amendment to Offering Circular and all exhibits and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision.

Changes In Tax Laws, Or Their Interpretation, And Unfavorable Resolution Of Tax Contingencies Could Adversely Affect The Company’s Tax Expense

The Company’s future effective tax rates could be adversely affected by changes in tax laws or their interpretation, both domestically and internationally. For example, in December 2017, the Tax Act was enacted into United States law. This legislation is broad and complex, and given its recent enactment, regulations or other interpretive guidance are currently limited. Any change in the interpretation of the Tax Act or other legislative proposals or amendments could have an adverse effect on the Company’s financial condition, results of operations, and cash flows. Furthermore, the effect of certain aspects of the Tax Act on state income tax frameworks is currently unclear, and potential changes to state income tax laws or their interpretation could further increase the Company’s income tax expense. The Company’s tax returns and positions (including positions regarding jurisdictional authority of foreign governments to impose tax) are subject to review and audit by federal, state, local and international taxing authorities. An unfavorable outcome to a tax audit could result in higher tax expense, thereby negatively impacting the Company’s results of operations.

The Exclusive Forum Provision In The Subscription Agreement May Have The Effect Of Limiting An Investor’s Ability To Bring Legal Action Against The Company And Could Limit An Investor’s Ability To Obtain A Favorable Judicial Forum For Disputes.

The subscription agreement for this Offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement to be brought in a court of competent jurisdiction in the State of Maryland other than claims brought to enforce any duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder. This provision does not apply to purchasers in secondary transactions. This provision may have the effect of limiting the ability of investors to bring a legal claim against the Company due to geographic limitations. There is also the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company’s business and financial condition.

You Will Need To Keep Records Of Your Investment For Tax Purposes.

As with all investments in securities, if you sell the Shares, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Shares for you (and many brokers refuse to hold Regulation A securities for their customers and are not set up to hold securities in Share form) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

The Shares Being Offered Have No Voting Rights

The Shares being offered in this Second Post Qualification Amendment to Offering Circular have no voting rights. Control of the Company and nearly all management decisions affecting the Company will be exercised only by those holding shares of Class A Common Stock, which are not being offered herein. As a result, all matters submitted to Shareholders will be decided by the vote of holders of Class A Common Stock. This concentrated control eliminates other Shareholders’ ability to influence corporate matters and, as a result, the Company may take actions that its Shareholders do not view as beneficial. Because the securities being sold in this Offering, Shares of Class C Common Stock, have no voting rights, if you invest, you should not expect to be able to influence any decisions by management of the Company through voting on Company matters.

The Shares Of Class C Common Stock Being Offered Are Subject To Drag-Along Rights

The Shares of Class C Common Stock being offered in this Second Post Qualification Amendment to Offering Circular are subject to drag-along rights. As stated in the Company’s Bylaws, the holder or holders of at least a majority of the outstanding Class A Common Stock (the “Drag-Along Seller”) have the right to seek and approve a drag-along sale of the corporation. If at any time, the Drag-Along Seller receives a bona fide offer from an independent purchaser for a drag-along sale, the Drag-Along Seller shall have the right to require that each other shareholder participate in the sale in the manner provided in the Bylaws; provided, however, that no shareholder is required to transfer or sell any of its shares if the consideration for the Drag-Along Sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ National Market. If you invest in the Shares, you will be subject to this provision and may be required to participate in such a sale as set out in the Bylaws. You should be aware that there is uncertainty as to whether a court would enforce this provision of the Bylaws and/or these drag along rights and take that into account before making a decision to invest in the Company. Please review Article XV of the Company’s Bylaws (Exhibit 1A-2B) and the section below entitled “Drag-Along Rights” for additional details.

Additional Risks Related to The Company’s Involvement In The Beer Industry

The Company Faces Substantial Competition

The market for beer, and particularly craft beer, within the United States is highly competitive due to the increasing number of domestic and international beverage companies with similar pricing and target drinkers, gains in market share achieved by domestic specialty beers and imported beers, the acquisition of craft brewers by larger brewers and the introduction and expansion of hard seltzers. Some of the largest competitors have acquired and will continue to acquire craft brewers or introduce new domestic specialty brands and hard seltzers to many markets and expand their efforts behind existing brands. Imported beers also continue to compete aggressively in the United States beer market. The Company anticipates competition among domestic craft brewers will remain strong, as many local craft brewers continue to experience growth. There are now more than 8,000 breweries in operation up from approximately 1,500 breweries in 2009. Also, existing breweries are building more capacity, adding additional local tap rooms, expanding geographically and adding more SKUs and styles. The continued growth in the sales of craft-brewed domestic beers, imported beers and hard seltzers is expected to increase the competition in the market for beer within the United States and, as a result, prices and market share of the Company’s products may fluctuate and possibly decline.

The Company’s products also compete generally with other alcoholic beverages. The Company competes with other beer and beverage companies not only for drinker acceptance and loyalty, but also for shelf, cold box and tap space in retail establishments and for marketing focus by the Company’s distributors and their customers, all of which also distribute and sell other beers and alcoholic beverage products. Many of the Company’s competitors have substantially greater financial resources, marketing strength and distribution networks than the Company. Moreover, the introduction of new products by competitors that compete directly with the Company’s products or that diminish the importance of the Company’s products to retailers or distributors may have a material adverse effect on the Company’s business and financial results, as well as your investment.

Finally, the beer industry has seen continued consolidation among brewers in order to take advantage of cost savings opportunities for supplies, distribution and operations. Due to the increased leverage that these combined operations will have in distribution and sales and marketing expenses, the costs to the Company of competing could increase. The potential also exists for these large competitors to increase their influence with their distributors, making it difficult for smaller brewers to maintain their market presence or enter new markets. The continuing consolidation could also reduce the contract brewing capacity that is available to the Company. These potential increases in the number and availability of competing brands, the costs to compete, reductions in contract brewing capacity and decreases in distribution support and opportunities may have a material adverse effect on the Company’s business and financial results, as well as your investment.

The Market For Beer and Craft Beer Was Slowing Prior To The Pandemic

According to the Brewers Association, in 2019, beer sales overall were down 1.9% in 2019 from the prior year, and growth of U.S. beer and craft beer sales had slowed compared to prior years.

A Disruption In Brewing Activities Could Have A Material Adverse Effect

A prolonged disruption to brewing activities (e.g., due to fire, industrial action, health concerns or any other cause) at the Company’s brewing site or those of its contract brewers could have a material adverse effect on the Company’s ability to brew its products. This could have a material adverse effect on the Company’s financial results and on your investment.

The Company’s Brewery, Planned Restaurants and Bars, and Contract Brewers Could Have Licensing, Legal or Regulatory Problems

Some or all of the Company’s breweries, planned restaurants and bars, and contract brewers could lose their licenses to sell alcoholic beverages or have their hours of operation curtailed as a result of hearings of the licensing boards in jurisdictions where they are located or as a result of any changes in legislation governing licensed premises in the various jurisdictions in which they are located or may be located, with a material adverse effect on the Company’s financial results and on your investment.

The Cost of Establishing and Operating A Brewery and Planned Restaurants and Bars May Be Higher Than Expected

The costs of establishing and operating a brewery and the planned restaurants and bars may be higher than expected. Costs may be greater in some locations and may increase as a result of economic or other factors beyond the Company’s control, with a resulting material adverse effect on the Company’s financial results and on your investment.

Volatility of Agricultural Commodities

The Company uses agricultural commodities in the manufacturing of its beer. Commodity markets are volatile and unexpected changes in commodity prices can reduce the Company’s profit margin and make budgeting difficult. Many factors can affect commodity prices, including but not limited to political and regulatory changes, weather, seasonal variations, technology and market conditions. Some of the commodities used by the Company are key ingredients in its beer and may not be easily substituted. In particular, the Company uses large quantities of hops and may be reliant on a single supply contract, or only a small number of suppliers, for this ingredient. Any of such events or occurrences could have a material adverse effect on the Company’s financial results and on your investment.

Regulatory and Legal Hurdles

The operation of a brewery, wholesale and retail distribution of beer, and operation of restaurants and bars will each be subject to obtaining a liquor license or other licensure in the states in which such operations take place. An unanticipated delay or unexpected costs in obtaining or renewing such licenses, or unanticipated hurdles which have to be overcome or expenses which have to be paid, could result in a material adverse effect on the Company’s business plan and financial results and on your investment.

Government and Other Campaigns and Laws Could Reduce Demand

Government-sponsored campaigns and campaigns by other third parties against excessive drinking, licensing reforms relating to the sale of alcoholic beverages and changes in drunk driving laws and other laws may reduce demand for the Company’s products and any change in the brewing legislation and other legislation could have an impact upon present and future products which the Company may produce, which could have a material adverse effect on the Company’s financial results and on your investment.

The Company’s Advertising and Promotional Investments May Affect the Company’s Financial Results

The Company expects to continue to incur significant advertising, marketing and promotional expenditures to enhance its brands. These expenditures may adversely affect the Company’s results of operations and may not result in increased sales. Variations in the levels of advertising, marketing and promotional expenditures are expected to cause variability in the Company’s results of operations. While the Company will attempt to invest only in effective advertising, marketing and promotional activities, it is difficult to correlate such investments with sales results, and there is no guarantee that the Company’s expenditures will be effective in building brand equity or growing short term or long-term sales.

Changes in Public Attitudes and Tastes Could Harm the Company’s Business and Regulatory Changes in Response to Public Attitudes and Tastes Could Adversely Affect the Company’s Business.

The alcoholic beverage industry has been the subject of considerable societal and political attention for several years, due to public concern over alcohol-related social problems, including driving under the influence, underage drinking and health consequences from the misuse of alcohol, including alcoholism. As an outgrowth of these concerns, the possibility exists that advertising by beer producers could be restricted, that additional cautionary labeling or packaging requirements might be imposed, that further restrictions on the sale of alcohol might be imposed or that there may be renewed efforts to impose increased excise or other taxes on beer sold in the United States.

Some sectors of the domestic beer industry have experienced a decline in shipments over the last ten years. Many believe that this decline is due to declining alcohol consumption per person in the population, drinkers trading up to drink high quality, more flavorful beers, health and wellness trends and increased competition from wine and spirits and even cannabis companies. If consumption of the Company’s products in general were to come into disfavor among domestic drinkers, or if the domestic beer industry were subjected to significant additional societal pressure or governmental regulations, the Company’s business could be materially adversely affected.

Certain states are considering or have passed laws and regulations that allow the sale and distribution of marijuana. Currently it is not possible to predict the impact of this on sales of alcohol, but it is possible that legal marijuana usage could adversely impact the demand for the Company’s products.

The Company Will Be Dependent on Its Distributors

The Company expects to sell most of its alcoholic beverages to independent beer distributors for distribution to retailers and, ultimately, to drinkers. Although the Company expects to develop arrangements with distributors, growth will require it to maintain such relationships and enter into agreements with additional distributors. Changes in control or ownership within the distribution network could lead to less support of the Company’s products.

Contributing to distribution risk is the fact that the Company’s distribution agreements will likely be terminable by the distributors on relatively short notice. While these distribution agreements will likely contain provisions giving the Company enforcement and termination rights, some state laws will likely prohibit the Company from exercising these contractual rights. The Company’s ability to obtain and then maintain its distribution arrangements may be adversely affected by the fact that many of its distributors will be reliant on one of the major beer producers for a large percentage of their revenue and, therefore, they may be influenced by such producers. If the Company’s distribution agreements are terminated, it may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the costs of distribution.

No assurance can be given that the Company will be able to develop a distribution network or secure distributors on terms favorable to the Company.

Reliance on Company-Owned Production Facilities, Reduced Availability of Breweries Owned by Others, and Inability to Leverage Investment in the Company-Owned Breweries Could Have A Material Adverse Effect on the Company’s Operations or Financial Results.

At present, the Company contract brews all of its beer. The Company intends to purchase or build one or more breweries, and to reduce reliance on contract brewing. Reliance on its own breweries may expose the Company to capacity constraints and risk of disruption of supply, as these breweries are operating at or close to current capacity in peak months. Severe interruptions would be problematic, particularly during peak seasons. In addition, if interruptions were to occur, the Company might not be able to maintain its current economics and could face significant delays in starting replacement brewing locations. Potential interruptions at breweries include labor issues, governmental action, quality issues, contractual disputes, machinery failures, operational shutdowns or natural or unavoidable catastrophes.

The Company has, to date, struggled with product shortages. The Company plans to address this through its own breweries, but this method may cause additional problems including supply chain struggles under increased volume and increased operational and freight costs. In response to these issues, the Company may need to significantly increase its packaging capabilities and tank capacity and add personnel to address these challenges. There can be no assurance that the Company will effectively manage such increasing complexity without experiencing future planning failures, operating inefficiencies, insufficient employee training, control deficiencies or other issues that could have a material adverse effect on the Company’s business and financial results

The Company may continue to avail itself of contract brewing at third-party breweries. In selecting third party breweries for brewing services arrangements, the Company intends to carefully weigh a brewery’s capability of utilizing traditional brewing, fermenting and finishing methods, its quality control capabilities throughout the production process and automated packaging capability and capacity. To the extent that the Company needs to avail itself of a third-party brewing services arrangement, it exposes itself to higher than planned costs of operating under such contract arrangements than would apply at a Company-owned brewery, potential lower service levels and reliability than internal production, and potential unexpected declines in the brewing capacity available to it, any of which could have a material adverse effect on the Company’s business and financial results. The use of such third-party facilities also creates higher logistical costs and uncertainty in the ability to deliver product to the Company’s customers efficiently and on time.

As the beer industry continues to consolidate and the Company grows, the capacity and willingness of breweries owned by others where the Company could brew, ferment or package some of its products, if necessary, may become a more significant concern and, thus, there is no guarantee that the Company’s needs will be uniformly met. Should an interruption occur, the Company could experience temporary shortfalls in production and/or increased production and/or distribution costs and be required to make significant capital investments to secure alternative capacity for certain brands and packages, the combination of which could have a material adverse effect on the Company’s business and financial results.

The Company May Be Dependent on Key Packaging Suppliers And Packaging Costs Could Harm the Company’s Financial Results

The loss of any of the Company’s packaging materials suppliers could, in the short-term, adversely affect the Company’s results of operations, cash flows and financial position. Acquisition and consolidation activity in several of the packaging supplier networks which could potentially lead to disruption in supply and changes in economics. If packaging costs continue to increase, there is no guarantee that such costs can be fully passed along through increased prices without affecting the Company’s operations.

The Company’s Operations Are And Will Be Subject to Certain Operating Hazards Which Could Result in Unexpected Costs or Product Recalls That Could Harm the Company’s Business.

The Company’s operations are subject to certain hazards and liability risks faced by all brewers, such as potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging, or defective packaging and handling. Such occurrences may create bad tasting beer or pose health risk to the consumer or risk to the integrity and safety of the packaging. These could result in unexpected costs to the Company and, in the case of a costly product recall, potentially serious damage to the Company’s reputation for product quality, as well as product liability claims.

An Increase in Energy Costs Could Harm the Company’s Financial Results.

Direct and indirect energy costs change unpredictably. Increased energy costs would result in higher transportation, freight and other operating costs, including increases in the cost of ingredients and supplies. The Company’s future operating expenses and margins could be dependent on its ability to manage the impact of such cost increases. If energy costs increase, there is no guarantee that such costs can be fully passed along through increased prices without affecting the Company’s operations.

Changes in Tax, Environmental and Other Regulations, Government Shutdowns or Failure to Comply with Existing Licensing, Trade or Other Regulations Could Have a Material Adverse Effect on the Company’s Financial Condition.

The Company’s business is highly regulated by federal, state and local laws and regulations regarding such matters as licensing requirements, trade and pricing practices, labeling, advertising, promotion and marketing practices, relationships with distributors, environmental impact of operations and other matters. These laws and regulations are subject to frequent reevaluation, varying interpretations and political debate, and inquiries from governmental regulators charged with their enforcement. In addition, any delays in federal or state government required approvals caused by federal or state government shutdowns could prevent new brands or innovations from getting to market on time or at all. Failure to comply with existing laws and regulations to which the Company’s operations are subject or any revisions to such laws and regulations or the failure to pay taxes or other fees imposed on the Company’s operations and results could result in the loss, revocation or suspension of the Company’s licenses, permits or approvals, and could have a material adverse effect on the Company’s business, financial condition and results of operations. Changes in federal and other tax rates could have a significant effect on the Company’s financial results.

The Company’s Operating Results and Cash Flow May Be Adversely Affected by Unfavorable Economic, Financial and Societal Market Conditions.

Volatility and uncertainty in the financial markets and economic conditions may directly or indirectly affect the Company’s performance and operating results in a variety of ways, including: (a) prices for energy and agricultural products may rise faster than current estimates, including increases resulting from currency fluctuations; (b) the Company’s key suppliers may not be able to fund their capital requirements, resulting in disruption in the supplies of the Company’s raw and packaging materials; (c) the credit risks of the Company’s distributors may increase; (d) the impact of currency fluctuations on amounts owed to the Company by distributors that may pay in foreign currencies; (e) the Company’s credit facility, or portion thereof, may become unavailable at a time when needed by the Company to meet critical needs; (f) overall beer consumption may decline; or (g) drinkers of the Company’s products may change their purchase preferences and frequency, which might result in sales declines.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE COMPANY’S MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE

COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE INVESTOR IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SHARES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE, AS WELL AS OTHERS NOT DISCUSSED ABOVE.

DILUTION

The term "dilution" refers to the reduction (as a percentage of the aggregate Shares outstanding) that occurs for any given Share when additional Shares are issued. If all of the Shares in this Offering are fully subscribed and sold, the Shares offered herein will constitute approximately 16.19% of the total outstanding shares of the Company.

The Company anticipates that subsequent to this Offering, the Company will require additional capital. Such future fund raising will further dilute the percentage ownership of the Shares sold herein in the Company. Your stake in the Company could be diluted due to the Company issuing additional Shares of Class C Common Stock or other securities such as stock, or securities or debt convertible into stock or additional classes of stock. When the Company issues more Shares or other securities, the percentage of the Company that you own will decrease, even though the value of the Company may increase. If this event occurs, you may own a smaller piece of a larger company. An increase in number of shares outstanding could also result from a share offering (such as an initial public offering, an equity crowdfunding round, a venture capital round, or an angel investment), employees or others exercising stock options, vesting of stock options or by conversion of certain instruments such as convertible bonds, other classes of stock or warrants into stock or other equity. If the Company decides to issue more Shares or other securities, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share, although this typically occurs only if the Company offers dividends, and most early-stage companies like the Company are unlikely to offer dividends, preferring to invest any earnings into the Company.

The type of dilution that negatively affects early-stage investors most occurs when the Company sells more Shares or securities in a “down round,” meaning at a lower valuation than in earlier offerings. This type of dilution might also happen upon conversion of convertible notes into stock. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than would new investors in that subsequent round. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the number of convertible notes that a company has issued and may issue in the future, and the terms of those notes. At present, the Company has not issued any convertible notes, but it is possible that such notes could be issued in the future.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Share to hold a certain amount of value, it is important to realize how the value of those Shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Share, ownership percentage, control, share of revenues and earnings per Share.

If you invest in the Company’s Shares, your interest will be diluted immediately to the extent of the difference between the Offering price per Share and the pro forma net tangible book value per share after this Offering. As of December 31, 2020, the net tangible book value of the Company was $(103,523) since the Company had generated $12,843 in revenue but had cumulative expenses equal to $58,950 and $114,962 in paid-in-capital. . As of December 31, 2021, the net tangible book value of the Company was $(973,116) since the Company had generated $85,782 in revenue but had cumulative expenses equal to $719,772 and $1,870,773 in paid-in-capital. Based on the number of Shares of Class A Common Stock (2,839,221), Shares of Class B Common Stock (797,951) and Shares of Class C Common Stock (330,110) outstanding as of December 31, 2021, that equates to a net tangible book value of approximately $0.245 per Share on a pro forma basis. Net tangible book value per Share consists of shareholders’ equity adjusted for the retained earnings (deficit), divided by the total number of Shares outstanding. The pro forma net tangible book value, assuming full subscription in this Offering, would be $1.79 per Share

Thus, if the Offering is fully subscribed, the net tangible book value per Share owned by the Company’s current shareholders will have immediately increased by approximately $0.6855 per share without any additional investment on their part and the net tangible book value per Share for new investors will be immediately diluted to $0.4405 per Share. These calculations do not include the costs of the Offering, and such expenses will cause further dilution.

The following tables illustrate the per Share dilution which would occur under each of the “Use of Proceeds” section scenarios shown below (before deducting the appropriate offering expenses for each scenario) as of the December 31, 2021 financial statements:

If the total capital raised is $1,875,000:
Offering price per Share*	$10.00
Net Tangible Book Value per Share before Offering (based on 3,881,250 Shares)	$0.0004)
Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby (based on 187,500 Shares)	$0.4623
Net Tangible Book Value per Shares after Offering (based on 4,068,750 Shares)	$0.4619
Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$9.53
*Before deduction of offering expenses

If the total capital raised is $3,750,000:
Offering price per Share*	$10.00
Net Tangible Book Value per Share before Offering (based on 3,881,250 Shares)	$(0.004)
Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby (based on 375,000 Shares)	$0.884

Net Tangible Book Value per Shares after Offering (based on 4,256,250 Shares)	$0.883
Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$9.12
*Before deduction of offering expenses

If the total capital raised is $5,625,000:
Offering price per Share*	$10.00
Net Tangible Book Value per Share before Offering (based on 3,881,250 Shares)	$(0.0004)
Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby (based on 562,500 Shares)	$1.27
Net Tangible Book Value per Shares after Offering (based on 4,443,750 Shares)	$(1.26)
Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$8.73
*Before deduction of offering expenses

If the total capital raised is $7,500,000:
Offering price per Share*	$10.00
Net Tangible Book Value per Share before Offering (based on 3,881,250 Shares)	$(0.0004)
Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby (based on 750,000 Shares)	$1.624
Net Tangible Book Value per Shares after Offering (based on 4,631,259 Shares)	$(1.623)
Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$8.37
*Before deduction of offering expenses

There is a material disparity between the price of the Shares in this Offering and the effective cash cost to existing shareholders for shares acquired by them in a transaction during the past year.  The Company’s operations to date have been funded by the founders and initial investors. Total funding provided by these sources from inception through December 31, 2021 amounted to $264,962 and has continued since then. The average effective cash contribution for Shares acquired by investors in transactions during the past year prior to December 31, 2021 was $8.08 per Share, whereas the public contribution under this Offering will be $10.00 per Share.

PLAN OF DISTRIBUTION

The Company is offering a Maximum Offering of up to $7,500,000.00 of its Shares. The Offering is being conducted on a best-efforts basis without any minimum number of Shares or amount of proceeds required to be sold. There is no minimum subscription amount required (other than a per investor minimum purchase) to distribute funds to the Company. The Company will not initially sell the Shares of Class C Common Stock through commissioned broker-dealers other than Cultivate but may do so in the future. Any such arrangement will add to its expenses in connection with the offering. If the Company engages one or more additional commissioned sales agents or underwriters, the Company will supplement this Form 1A-POS and Second Post Qualification Amendment to Offering Circular to describe the arrangement.

This is not a contingent offering, and the Company plans to hold its first closing approximately three weeks after the qualification of the Offering. The Company will undertake one or more closings on a rolling basis as funds are received from investors. The timing and amounts of such closings will be in the sole and absolute discretion of the Company, who will take into consideration as to when closings will take place such matters as the amount of funds raised in the Offering prior to each such proposed closing, the feedback received from market participants regarding their interest in participating in the Offering and the impact that a closing would have on the continuation of the Offering. Furthermore, the Company anticipates that closings will be held such that no cleared investor funds will remain in any Escrow Account for more than approximately 30 business days assuming said funds and the investors have cleared compliance with the broker-dealer. At each closing, funds held in the Escrow Account or Holding Account will be distributed to the Company, and the associated Shares will be issued to all investors at time of each closing for investors whose funds and subscription have been cleared. Investors will be notified by the Company via e-mail or another form of written communication when a closing occurs involving their subscription and will be notified that their Shares have been issued at that time. Funds tendered by investors will be kept in the escrow, holding or banking account until the next closing after they are received in the account. At each closing, funds for subscriptions accepted from investors who have been issued will be immediately available for the Company's use during the term of the Offering.

All subscribers will be instructed by the Company or its agents to transfer funds by credit or debit card or ACH transfer, and possibly by wire transfer or check, directly to the Escrow Account, bank account or holding account established for this Offering. Such funds will be deposited into the Escrow Account, bank account or holding account and released to the Company at each closing. Processing fees and other charges may be added to the subscription amount to pay for the third-party costs of processing investor payments. If you pay for your subscription using a credit card, the payment will be processed by an entity affiliated with North Capital Private Securities Corporation or another entity. While there may be processing fees associated with said credit card payment processing, investors will not be responsible for paying any such processing fees charged by any entity, but rather the Company will pay all such fees.

Except as stated above, subscribers have no right to a return of their funds unless no closing has occurred by the termination date of the Offering, in which event investor funds held in the Escrow Account, Holding Account or bank account will promptly be refunded to each investor without interest or deductions. Because this is not a contingent offering, no escrow account need be established. Despite this, the Company entered into an escrow agreement with PrimeTrust to provide escrow services for investor funds in this offering and replaced PrimeTrust with North Capital Private Securities Corporation as escrow agent on or about December 27, 2022. The escrow agreement with North Capital Private Securities Corporation is attached as Exhibit 1A-8. Because this is not a contingent offering, and the Company plans to hold its first closing approximately three weeks after the qualification of the Offering, the likelihood of no closing occurring is very slim. However, the Company may terminate the Offering at any time for any reason at its sole discretion and may extend the Offering past the planned termination date in the absolute discretion of the Company.

After the Second Post Qualification Amendment to Offering Circular has been qualified by the Securities and Exchange Commission (the “SEC”), the Company will accept tenders of funds to purchase the Shares. The Company previously engaged PrimeTrust to provide escrow services and has since replace PrimeTrust with North Capital Private Securities Corporation as escrow agent on or about December 27, 2022 and all investor funds be held in an account with North Capital Private Securities Corporation (the “Escrow Account”) until compliance by the broker-dealer is complete. When the Company indicates that the Offering will hold a closing and the Investor’s subscription is to be accepted (either in whole or part), then the Escrow Account shall disburse such Investor’s subscription proceeds in its possession to the account of the Company. If the Offering is terminated without a Closing, or if a prospective Investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into the Escrow Account by prospective Investors will be returned promptly to them without interest or deductions. Any costs and expenses associated with a terminated offering will be borne by the Company.

Additional accounts may be used in the future in lieu of the Escrow Account for the same purpose. Regardless of which company a Holding Account is created through should they be created in lieu of the Escrow Account, the subscription funds advanced by prospective Investors as part of the subscription process would be held in said Holding Account and would not be commingled with the Company's operating account, until there is a Closing with respect to that Investor and funds are transferred to said operating account. When the Company indicates that the Offering will hold a closing and the Investor’s subscription is to be accepted (either in whole or part), then the Holding Account shall disburse such Investor’s subscription proceeds in its possession to the account of the Company. If the Offering is terminated without a Closing, or if a prospective Investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into the Holding Account by prospective Investors will be returned promptly to them without interest or deductions. Any costs and expenses associated with a terminated offering will be borne by the Company.

None of the Shares being sold in this Offering are being sold by existing securities holders. All of the securities were authorized as of September 8, 2020.

The Company initially will use its existing website, www.armedforcesbrewingco.com, to provide notification of the Offering. Persons who desire information will be directed to either www. www.armedforcesbrewingco.com, or a website owned and operated by a third party that provides technology support to issuers engaging in equity crowdfunding efforts. This Second Post

Qualification Amendment to Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the above-referenced websites.

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation that if you are not an “accredited investor” as defined under federal securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth, as described in the subscription agreement.

The Company has engaged Cultivate Capital Group LLC (“Cultivate”), a broker-dealer registered with the SEC and members of the Financial Industry Regulatory Authority (“FINRA”), to perform the following functions in connection with this Offering, but not for underwriting or placement agent services:

1.Review investor information, including KYC (Know Your Customer) data, perform AML (Anti-Money Laundering) and other compliance background checks, and provide a recommendation to Company whether or not to accept investor as an investor of the Company;

2.Review each investor’s subscription agreement to confirm such investor’s participation in the offering, and provide a determination to Company whether or not to accept the use of the subscription agreement for the investor’s participation;

3. Contact and/or notify the Company, if needed, to gather additional information or clarification on an investor;

4.Not provide any investment advice nor any investment recommendations to any investor;

5.Keep investor details and data confidential and not disclose to any third-party except as required by regulators or in our performance under the broker-dealer agreement (e.g., as needed for AML and background checks);

6.Coordinate with third party providers to ensure adequate review and compliance; and

7.Comply with any required FINRA filings including filings required under Rule 5110 for the Offering.

The Company has agreed to pay Cultivate a fee equivalent to 5% of all capital raised in the Offering and 3% cashless exercise warrants based on the number of shares of Class C Common Stock sold in the offering, exercisable for up to 5 years. The warrants may be exercised by Cultivate or their assigns for $0.00 per share and will, when exercised, provide Cultivate or their assigns with Shares of Class C Common Stock. From the inception of this Offering through September 30, 2022, the Company was under contract with a different broker-dealer, Dalmore and agreed to pay Dalmore a cash success fee equivalent to 5% of the gross proceeds raised in the Offering through that date and 3% cashless exercise warrants based on the number of shares of Class C Common Stock sold in the offering, exercisable for up to 5 years. The warrants may be exercised by Dalmore or their assigns for $0.00 per share and will, when exercised, provide Dalmore or their assigns with Shares of Class C Common Stock.

The warrants (a) are not exercisable or convertible more than five years from the qualification date of the Second Post Qualification Amendment to Offering Circular pursuant to FINRA Rule 5110(f)(2)(G)(i); (b) comply with lock-up restrictions pursuant to FINRA Rule 5110(g)(1); and (c) comply with transfer restrictions pursuant to FINRA Rule 5110(g)(2)(A)(ii).  The Company has also paid Dalmore a FINRA 5110 filing fee of $1,625.00. The Company has also paid a one-time payment for out-of-pocket expenses of $5,000.00 to Dalmore to cover expenses such as preparing the FINRA filing, due diligence expenses, and any other services necessary and required prior to the qualification of this Offering. Dalmore agreed to refund a portion of the $5,000.00 payment to the extent it was not used, incurred or provided to the Company. The Company also previously engaged Dalmore as a consultant to provide ongoing general consulting services relating to the Offering such as coordination with third party vendors and general guidance with respect to the Offering. The Client paid a one-time consulting fee of $5,000.00 to Dalmore which was paid after FINRA issued its initial No Objection Letter.

The warrants described in the preceding paragraph and the right to purchase securities upon exercise hereof shall terminate upon the earliest of (a) the close of business on the five-year anniversary of qualification of the Company's Regulation A offering or (b) the consummation of a sale, merger or the like of the Company or an initial public offering of the Company. For the avoidance of doubt, the warrants will not be exercisable more than five years from the qualification date of this Offering pursuant to FINRA Rule 5110(f)(2)(G)(i). The warrants shall comply with transfer restrictions pursuant to FINRA Rule 5110(g)(2)(A)(ii).

Cultivate may engage the services of additional FINRA member broker-dealers as part of a selling group, and those additional broker-dealers may be paid additional fees to those disclosed herein. Should such additional broker-dealers be engaged, an amendment or supplement to this Second Post Qualification Amendment to Offering Circular will be filed disclosing the additional fees.

Cultivate will not under any circumstance solicit any investment in the Company in this Regulation A Offering, provide investment advice to any prospective investor in this Regulation A Offering, or make any securities recommendations to investors in this Regulation A Offering. Cultivate is not distributing any securities offering prospectuses in this Regulation A Offering or making any oral representations concerning the securities offering in this Regulation A Offering. Based upon Cultivate's anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Regulation A offering and no investor should rely on Cultivate's involvement in this offering as any basis for a belief that it has done extensive due diligence. Cultivate does not expressly or impliedly affirm the completeness or accuracy of the Form 1A-POS and/or Second Post Qualification Amendment to Offering Circular presented to investors by the Company. All inquiries regarding this Offering should be made directly to the Company.

This Offering will commence on the qualification of this Second Post Qualification Amendment to Offering Circular, as determined by the Securities and Exchange Commission and continue for a period of 365 days. The Company may extend the Offering for an additional time period unless the Offering is completed or otherwise terminated by the Company. If such an extension of the Offering is to occur, an appropriate filing will be made with the SEC to provide notification of the extension.  Funds received from investors will be counted towards the Offering only if the form of payment clears the payment processing and/or banking system and represents immediately available funds held by the Company prior to the termination of the subscription period, or prior to the termination of the extended subscription period if extended for by the Company, or as otherwise set out herein.

If you decide to subscribe for any Shares in this Offering, you must deliver a funds for acceptance or rejection. The minimum investment amount for a single investor is $200.00 for 20 Shares unless reduced on a case-by-case basis by the Company. If paying by check, instructions shall be given by the Company as to how and where to deliver the payment by check and to whom the check should be made payable. If a subscription is rejected, all funds will be returned to subscribers within ten days of such rejection without deduction or interest. Upon acceptance by the Company of a subscription, a confirmation of such acceptance will be sent to the investor.

The Company maintains the right to accept or reject subscriptions in whole or in part for any reason or for no reason. The Company maintains the right to accept subscriptions below the minimum investment amount or minimum per share investment amount in its discretion. All monies from rejected subscriptions will be returned by the Company to the investor, without interest or deductions.

This is an offering made under an exemption from registration via “Tier 2” of Regulation A. The Shares will be sold only to a person who is not an accredited investor if the aggregate purchase price paid by such person is no more than 10% of the greater of such person's annual income or net worth, not including the value of his primary residence, as calculated under Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended. In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profit Sharing Plans or Trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of the Shares. Investor suitability standards in certain states may be higher than those described in this Form 1A-POS and/or Second Post Qualification Amendment to Offering Circular. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in the Company is suitable for such persons. Different rules apply to accredited investors.

Each investor must represent in writing that he/she/it meets the applicable requirements set forth above and in the Subscription Agreement, including, among other things, that (i) he/she/it is purchasing the Shares for his/her/its own account and (ii) he/she/it has such knowledge and experience in financial and business matters that he/she/it is capable of evaluating without outside assistance the merits and risks of investing in the Shares, or he/she/it and his/her/its purchaser representative together have such knowledge and experience that they are capable of evaluating the merits and risks of investing in the Shares. Selling broker-dealers and other persons who may participate in the offering may make additional reasonable inquiries in order to verify an investor's suitability for an investment in the Company. Transferees of the Shares may also be required to meet the above suitability standards or other standards applicable under federal and state securities law.

The Shares may not be offered, sold, transferred, or delivered, directly or indirectly, to any person who (i) is named on the list of “specially designated nationals” or “blocked persons” maintained by the U.S. Office of Foreign Assets Control (“OFAC”) at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time, (ii) an agency of the government of a Sanctioned Country, (iii) an organization controlled by a Sanctioned Country, or (iv) is a person residing in a Sanctioned Country, to the extent subject to a sanctions program administered by OFAC.  A “Sanctioned Country” means a country subject to a sanctions program identified on the list maintained by OFAC and available at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time. Furthermore, the Shares may not be offered, sold, transferred, or delivered, directly or indirectly, to any person who (i) has more than fifteen percent (15%) of its assets in Sanctioned Countries or (ii) derives more than fifteen percent (15%) of its operating income from investments in, or transactions with, sanctioned persons or Sanctioned Countries.

The sale of Shares of the same class as those to be offered for the period of distribution will be limited and restricted to those sold through this Offering. Because the Shares being sold are not publicly or otherwise traded, the market for the securities offered is presently stabilized.

Integral Transfer Agency USA Inc. will serve as transfer agent to maintain shareholder information.

USE OF PROCEEDS

The Use of Proceeds is an estimate based on the Company’s current business plan. The Company may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, or to add additional categories, and the Company will have broad discretion in doing so. Because the Offering is a “best efforts” (but not a contingent) offering, the Company may close the Offering without sufficient funds for all the intended purposes set out below or even to cover the costs of the Offering.

The maximum gross proceeds from the sale of the Shares in this Offering are $7,500,000.00. The net proceeds from the Offering, assuming it is fully subscribed, are expected to be approximately $6,925,000.00 after the payment of offering costs including broker-dealer fees. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ from those expected by management.

Management of the Company has wide latitude and discretion in the use of proceeds from this Offering. Ultimately, management of the Company intends to use a substantial portion of the net proceeds for operations and general working capital. At present, management’s best estimate of the use of proceeds, at various funding milestones, is set out in the chart below. However, potential investors should note that this chart contains only the best estimates of the Company’s management based upon information available to them at the present time, and that the actual use of proceeds is likely to vary from this chart based upon circumstances as they exist in the future, various needs of the Company at different times in the future, and the discretion of the Company’s management at all times.

A portion of the proceeds from this Offering may be used to compensate or otherwise make payments to officers or directors of the issuer. The officers and directors of the Company may be paid salaries and receive benefits that are commensurate with similar companies, and a portion of the proceeds may be used to pay these ongoing business expenses.

The Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company’s management. The Company may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.

USE OF PROCEEDS TABLE

	$1,875,000.00	$3,750,000.00	$5,625,000.00	$7,500,000.00
Contract Brewing	$150,000.00	$200,000.00	$200,000.00	$0.00
Armed Forces Brewery Nano-Taproom	$0.00	$75,000.00	$75,000.00	$75,000.00
Brewery Construction or Acquisition	$1,000,000.00	$2,000,000.00	$3,000,000.00	$3,000,000.00
General Working Capital	$36,750.00	$438,500.00	$759,750.00	$945,000.00
Graphic Design/Branding/Websites	$70,000.00	$100,000.00	$100,000.00	$100,000.00
Insurance	$7,500.00	$14,000.00	$14,000.00	$20,000.00
Capital Improvements/Equipment	$0.00	$0.00	$0.00	$600,000.00
Computers/Software/Devices	$0.00	$0.00	$30,000.00	$60,000.00
Payroll	$100,000.00	$180,000.00	$180,000.00	$360,000.00
Marketing	$150,000.00	$150,000.00	$150,000.00	$600,000.00
Brewing Supplies	$12,000.00	$20,000.00	$55,000.00	$200,000.00
Packaging Supplies	$0.00	$105,000.00	$500,000.00	$860,000.00
Merchandise	$25,000.00	$50,000.00	$50,000.00	$75,000.00
Licensing Fees	$30,000.00	$30,000.00	$30,000.00	$30,000.00
Offering Expenses	$200,000.00	$200,000.00	$200,000.00	$200,000.00
Broker-Dealer Fees (1)	$93,750.00	$187,500.00	$281,250.00	$375,000.00
	$1,875,000.00	$3,750,000.00	$5,625,000.00	$7,500,000.00

(1) The Company shall pay Cultivate a cash success fee equivalent to 5% of the gross proceeds raised in the Offering. In addition to the fees above, the Company shall grant to Cultivate (or their designees and assignees) cashless warrants equivalent to 3% of the number of shares of Class C common stock sold in the offering, exercisable for 0.00 per share. Fees in the chart above only reflect the cash fee (5%), and do not reflect the warrants, which are also not represented in the table of beneficial ownership herein. The warrants may be exercised by Cultivate or their assigns for $0.00 per share and will, when exercised, provide Cultivate or their assigns with Shares of Class C Common Stock. The Shares that Cultivate or their assigns will receive upon exercising their warrants will be restricted securities meaning they are not fully liquid, free trading shares unless the restrictions are lifted in accordance with applicable law. Cultivate may engage the services of additional FINRA member broker-dealers as part of a selling group, and those additional broker-dealers may be paid additional fees to those disclosed herein. Should such additional broker-dealers be engaged, an amendment to this Second Post Qualification Amendment to Offering Circular will be filed disclosing the additional fees.

From the inception of this Offering through September 30, 2022, the Company was under contract with a different broker-dealer, Dalmore and agreed to pay Dalmore a cash success fee equivalent to 5% of the gross proceeds raised in the Offering through that date. In addition to the fees above, for the period of the inception of this Offering through September 30, 2022, the Company also agreed to grant to Dalmore (or their designees and assignees) cashless warrants equivalent to 3% of the number of shares of Class C common stock sold in the offering, for $0.00 per share. Fees in the chart above only reflect the cash fee (5%), and do not reflect the warrants, which are also not represented in the table of beneficial ownership herein. The warrants may be exercised by Dalmore or their assigns for $0.00 per share and will, when exercised, provide Dalmore or their assigns with Shares of Class C Common Stock. The Shares that Dalmore or their assigns will receive upon exercising their warrants will be restricted securities meaning they are not fully liquid, free trading shares unless the restrictions are lifted in accordance with applicable law.

(2) The Offering Expenses are estimated at a total of $200,000 in the chart above but may vary from that total. The estimated Offering Expenses in this chart include, among other things, legal fees, accounting costs, reproduction expenses, due diligence, marketing, consulting, broker-dealer out-of-pocket expenses, administrative services, technology provider fees, banking fees, other costs of blue sky compliance, and actual out-of-pocket expenses incurred by the Company selling the Shares, but which do not include fees paid to Cultivate or Dalmore or any type of commissions to be paid to any broker-dealer.

DESCRIPTION OF THE BUSINESS

General

Armed Forces Brewing Company, Inc. (“We” “Armed Forces Brewing” or the “Company”) is a Delaware corporation. The Company was initially formed as a Delaware Limited Liability Company named Seawolf Brewing Company LLC on January 11, 2019 and converted into a Delaware corporation, Seawolf Brewing Company Inc. on September 8, 2020. On or about December 4, 2020, the Company filed a Certificate of Amendment of Certificate of Incorporation with the state of Delaware whereby the Company’s name was changed to Armed Forces Brewing Company, Inc. The Company is a Delaware corporation for the general purpose of transacting any or all lawful business for which a corporation may be formed in the State of Delaware.

The Company’s Chief Executive Officer is Alan Beal. The Company’s offices are located at 1420 Catlyn Place, Annapolis, MD 21401. The Company’s Chief Executive Officer may be reached at 410-999-4117 or via e-mail to alan@armedforcesbrewingco.com. The Company is relying on this offering to fund its ongoing business. Consequently, as of the date of this Second Post Qualification Amendment to Offering Circular, the Company has only limited assets, contributed by the founders and early investors. Further, the Company will require substantial additional funds, even beyond those raised in this Offering, in order to fully implement its business plan and to seek to become profitable.

Introduction

Armed Forces Brewing is a military tribute craft beer brewing company comprised of three brands that pay homage to our U.S. military branches and military members both active duty and veterans. Soldier Brewery tributes the U.S. Army, Airmen Brewery tributes the U.S. Air Force, Jarhead Brewery that tributes the Marines, and Seawolf Brewery tributes the U.S. Navy and Coast Guard branches. Our company and mission have been built by an experienced team that combines an award-winning brewmaster, successful veterans of the restaurant and hospitality industry, and military veterans including one of the most famous Navy Seals in the world. Armed Forces Brewing has successfully completed a test market run and is ready to expand to national and global distribution.

Beer Production

Armed Forces Brewing’s philosophy is to brew beer worthy of being a tribute to the great active military warriors of the United States, and those veterans who served our country in the past. To make great beer, you need a great brewmaster.

Armed Forces Brewing’s brewmaster Bob Rupprecht is one of a handful of brewers to win the Maryland Governor’s Cup for Excellence in Craft Beer Brewing. Bob is an expert in all aspects of brewery operations, from recipe development to purchasing, production and packaging. He has been involved in contract brewing for several international customers as well as fledgling nano-breweries.

Bob will oversee all aspects of the contract brewing Armed Forces Brewing will initially use to take product to the marketplace. Once proper funding is in place and the opportunity arises, Armed Forces Brewing plans to acquire or build its own brewing facilities to be able to produce quality beer more economically and profitably. Until then, Armed Forces Brewing will continue contract brewing at facilities that can uphold the high standards we have created for brewing, packaging and delivering our beers.

Not Just Another Local Craft Beer

Armed Forces Brewing may be based in Annapolis, Maryland, but we have no intention of being a local craft beer. Armed Forces Brewing’s unique corporate mission and marketing have already created national and global buzz and demand. Armed Forces Brewing’s team and business plan was created with the ability to mass scale. We have plans to distribute our four brands into Military Exchange stores, big box retail chains, independent package stores, and off-premise taproom and restaurant locations across America.

The Military Marketplace

Armed Forces Brewing plans to be a major player in the military consumer marketplace which has a huge built-in, brand-loyal, retail and consumer base. The military consumer market includes approximately 6.1 million U.S. military personnel, 23 million veterans, 20 million spouses, 45 million siblings, and 55 million children. In addition, there are five federal service academies, 420 military installations, 20,000 VFW & American Legion posts, and 45,000 veteran associations that make up this very profitable marketplace. The military exchange retail network is made up of 1,045 package stores and mini-marts in the continental U.S. that account for $292 million in annual beer sales. They have an additional 53 package stores on military bases overseas that have an annual revenue of $85 million. Our beers are natural fits for military installations and the areas surrounding them such as non-military package stores at or near the 100 U.S. Navy/U.S. Coast Guard installations, 114 U.S. Army installations, 21 U.S. Marine Corp installations and 185 U.S. Air Force installations.

Beers, Bars and More

While brewing and distributing great beer is the main focus of our initial operations, we plan to expand into other areas once funding is in place.  When we start brewing beer in our own facilities, we have plans for tap rooms, stand-alone brewpubs and restaurants to support the brand and to drive additional revenues. Our Chief Executive Officer Alan Beal is a 35-year veteran of the food and beverage industry who has led, operated, and grown profitable multi-unit independent food and beverage groups in the Denver, Kansas City, and Charlotte markets. Our experienced management team will lead the charge into our bar and restaurant operations in the future which will help to further establish our brands.

Our Military Brand Ambassador: Robert O’Neill

On June 12, 2020, Robert J. O’Neill, the Navy Seal veteran who killed Osama Bin Laden, joined Armed Forces Brewing’s team as our national Brand Ambassador, Director of Military Relations, and as a member of our Board of Directors. Rob is one of the most highly decorated combat veterans of our time and in addition to his duties with Armed Forces Brewing, is a sought-after public speaker, social media influencer, and a best-selling author of the New York Times best-selling book “The Operator: Firing the Shots That Killed Osama bin Laden” and “My Years as a SEAL Team Warrior.”  Rob’s presence on our team not only gives instantaneous authenticity to our brands, but also connections to the military that we believe will allow us to grow and scale quickly.

Giving Back

An important part of Armed Forces Brewing’s mission is to use our success to give back to our brave men and women currently deployed, and our veterans, who have served our country in the defense of freedom. Armed Forces Brewing will create jobs for veterans and their family members. Our company goal is to be 60-70% veteran and veteran family employed. We are particularly determined as a company, to use our success to help those transitioning from military service to civilian life as well as assisting with veteran homelessness and suicide prevention.

DESCRIPTION OF PROPERTY

The Company owns no real property.

LITIGATION

The Company is not involved in any litigation and is not aware of any pending or threatened legal actions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of the Company's financial condition and results of the Company's operations together with the Company's financial statements and related notes appearing at the end of this Second Post Qualification Amendment to Offering Circular. This discussion contains forward-looking statements reflecting the Company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Second Post Qualification Amendment to Offering Circular.

BUSINESS

Armed Forces Brewing Company, Inc. is a Delaware corporation. The Company was formed for the general purpose of transacting any or all lawful business for which a corporation may be formed in the State of Delaware.

Overview

There are three classes of shares in the Company: Class A Common Stock, Class B Common Stock and Class C Common Stock. Securities to be issued pursuant to this Offering will be Shares of Class C Common Stock. For more details on the rights of the Shares, see the Bylaws attached hereto and the section “Securities Being Offered” below.

The grand majority of the equity of the Company is presently owned by founders, officers and directors, but as Shares of Class C Common Stock of the Company are issued pursuant to this Offering, the founders, officers and directors’ ownership in the Company will be diluted. If the maximum amount is raised in this Offering, investors in this Offering will own approximately 16.19% of the Company.

Because the Company has been in its start-up phase from January 1, 2018 through December 31, 2021, there has not been substantial revenues generated, and therefore the financial information reported below, and in the accompanying audited financial statements, are not necessarily indicative of future operating results or of future financial condition. The Company believes that the funding to be obtained through this Offering will have a material impact on future operations. This Offering is a material event that should cause future reported financial information to be materially different than the numbers reflected below. However, management is aware that any capital raise involves uncertainty and investors should be aware that this material event and the uncertainty surrounding it make the reported financial information herein not indicative of potential future operating results or of our future financial condition

Results of Operations

The period of January 1, 2020 to December 31, 2020.

Revenue. Total revenue for the period from January 1, 2020 to December 31, 2020 was $12,843 as the Company was in the start-up phase and continued to test market its beer in Maryland and Virginia. The Company sold all of its test market inventory by March of 2020 as consumer demand for alcohol products rose during the COVID outbreak. Unfortunately, the pandemic halted contract brewing operations and the Company could not contract brew any of its beer nor could it continue to test market its products through most of 2020, but the Company resumed contract brewing with its production partners in December of 2020. The material change in revenues was due to the inability to brew beer and meet demand when contract brewing was halted for several months during the pandemic.

Operating Expenses. Operating expenses for the period from January 1, 2020 to December 31, 2020 were $58,950. Operating expenses for the period were comprised of paying for additional test market contract brewed beer in late 2020 when contract brewing resumed following several months of inactivity due to the pandemic. The Company resumed contract brewing in late 2020 with New Realm Brewery in Virginia Beach. The Company invested in packaging materials, a 100bbl batch of Special Hops IPA, and expenses related to this Offering.  The material change in operating expenses was primarily due to the Company being unable to contract brew its beer for several months.

Net Loss. Net loss for the period from January 1, 2020 to December 31, 2020 was $(65,993). Charge to Retained Earnings for pre-inception costs was $42,675. Material changes from the earlier reported period are primarily due to the Company receiving additional private funding in 2020, as set out below. In addition, the Company being unable to contract brew its beer for several months, thus reducing overall expenses, but also reducing the ability to generate revenues due to lack of inventory, contributed to the material change in net loss.

The period of January 1, 2021 to December 31, 2021.

Revenue. Total revenue for the period from January 1, 2021 to December 31, 2021 was $85,782 as the Company continued to sell its beer in Maryland, Virginia, and Rhode Island. Beer production through the Company’s contract brewing partners and distribution, continued to be slow due to the COVID pandemic. The Company was able to replenish its 2 beer SKUs and release 1 seasonal small batch of beer in November of 2021.

Operating Expenses. Operating expenses for the period from January 1, 2021 to December 31, 2021 were $661,555. Operating expenses for the period were comprised of adding five employees on to the Company’s payroll, building the Company’s internal operating infrastructure and processes, continued beer production, multiple major marketing campaigns and events including ad buying across multiple social media platforms, and payments to service providers such as CPAs, a bookkeeper, auditors, and a state licensing attorney to bring the Company into 100% compliance. The Company continued to brew beer at New Realm Brewing Company in Virginia Beach, Virginia, but also started contract brewing through 3 Daughters Brewing Company in St. Petersburg, Florida on 7/2/2021.

Net Loss. Net loss for the period from January 1, 2021 to December 31, 2021 was $(679,174). Charge to Retained Earnings for pre-inception costs was $42,675. Material changes from the earlier reported period are primarily due to the Company receiving additional funding in 2020 and 2021, as set out below and the expenses associated with initially scaling the business. In addition, the Company used capital funding to build the Company’s internal operating infrastructure, multiple major nationwide marketing campaigns and sponsorships including major ad buying campaigns across social media platforms, bringing on more full-time employees, beer production, registering its intellectual property, and service providers such as CPAs, auditors, a bookkeeper, and state brewing licensing attorneys.

Liquidity and Capital Resources

During the period from January 1, 2020 to December 31, 2020, the Company received funding consisting of $100,000 which was used to cover operating expenses for that period of time. The Company had net cash of $18,962 on December 31, 2020. During the period from January 1, 2021 to December 31, 2021, the Company received funding consisting of $1,755,811 primarily through its ongoing Regulation A securities offering which was used to cover operating expenses for that period of time. The Company had net cash of $1,147,385 on December 31, 2021. Any material changes from the earlier reported period are primarily due to the Company receiving this additional funding in 2021.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

The Company has identified the policies outlined below as critical to its business operations and an understanding of its results of operations. The list is not intended to be a comprehensive list of all of its accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on the Company’s business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect the Company’s reported and expected financial results. Note that the Company’s preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of its consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.  It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.  As of December 31, 2021, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of currency held in the Company’s checking account.  As of December 31, 2021 and 2020, the Company had $ 1,147,385 and $18,962 in cash and cash equivalents, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.  Trade receivables are stated at the amount billed to the customer.  Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer.  As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.  As of December 31, 2021, the Company had $16,631 in accounts receivable.

Property and Equipment

Property and equipment are recorded at cost.  Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets. As of December 31, 2020, accumulated depreciation totaled $1,808. As of December 31, 2021, accumulated depreciation totaled $0.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.  As of December 31, 2020, the

Company had fixed assets of $3,584.  As of December 31, 2021, the Company had fixed assets of $0.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10.  The Deferred Offering Costs of the Company consist solely of legal and other fees incurred in connection with the capital raising efforts of the Company.  Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members’ equity or expensed depending on whether the offering is successful or not successful, respectively.  As of December 31, 2020, the Company had recorded a balance of deferred offering costs of $0. As of December 31, 2021, the Company had recorded a balance of deferred offering costs of $0.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For the period of January 1, 2020 through December 31, 2020, the Company had no taxable income. For the period of January 1, 2021 through December 31, 2021, the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 as the Company had no taxable income, the unrecognized tax benefits accrual was zero. As of December 31, 2021 as the Company had no taxable income, the unrecognized tax benefits accrual was zero.

The Company is taxed as a C Corporation for federal and state income tax purposes.  As the Company is still in the early stages of development, no material tax provision exists as of the balance sheet date.

The Company is current with its foreign, U.S. federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In November 2019, the FASB issued Accounting Standards Update (ASU) No. 2019-08, Compensation—Stock Compensation (Topic718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements— Share-Based Consideration Payable to a Customer, which simplifies and increases comparability of accounting for nonemployee share-based payments, specifically those made to customers ASU No. 2019-08 will affect companies that issue share-based payments (e g., options or warrants) to their customers. Similar to issuing a cash rebate to a customer, issuing a share-based payment to a customer can incentivize additional purchases. The share-based payments can also serve a strategic purpose by aligning the interests of a supplier and its customer, because the customer’s additional purchases increase its investment in the supplier.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling beer. The Company’s payments are generally collected at a later date due to the nature of the royalty account arrangement with its third-party logistics provide, which may be collected at various times through the year. The Company recognizes revenue when it has been realized and earned. The revenue is realized with the critical event (see planned sources of revenue below) and the amount of revenue is measurable.

The Company’s planned sources of revenue include: (1) wholesale beer sales, (2) retail beer sales, (3) food and beverage sales in taprooms and restaurants and (4) merchandise.

The Company had $12,843 in revenue from January 1, 2020 to December 31, 2020. The Company had no product returns from January 1, 2020 to December 31, 2020. The Company had $85,782 in revenue from January 1, 2021 to December 31, 2021. The Company had no product returns from January 1, 2021 to December 31, 2021.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant proportion of assets (not in the ordinary course of business) during the next 12 months.

DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Second Post Qualification Amendment to Offering Circular, the Company has 5 full-time employees. The Company plans to actively hire its additional employees at such time as the Company has sufficient capital or financing to do so.

The directors and executive officers of the Company as of the date of this Second Post Qualification Amendment to Offering Circular are as follows:

Alan Beal

Chief Executive Officer, Chief Financial Officer and Board of Directors Member

Alan Beal is a 35-year veteran of the food & beverage industry and has a passion for craft beer and the military. He has led, operated, and grown profitable multi-unit independent food & beverage groups in the Denver, Kansas City, and Charlotte markets. Alan comes from a four-branch military family. His grandfather, father, brother, nephew, 2 uncles, and several cousins all served in the U.S. Military. Alan manages the company’s business operations, brand development, military relationships, sales and marketing, and distribution logistics. Alan was the Chief Operating Officer of Seawolf Brewery, LLC based in Annapolis Maryland from 2015 to 2019, and has been the Chief

Executive Officer of Seawolf Brewing Company, Inc. which became Armed Forces Brewing Company, Inc. since its inception in 2019.

Bob Rupprecht

Chief Brewing Officer and Board of Directors Member

Bob is in rare company to be one of a handful of brewers to win the Maryland Governor’s Cup for Excellence in Craft Beer Brewing. Before joining Armed Forces Brewing, Bob was the brewmaster for DuClaw Brewing Company in Rosedale, Maryland from 2014-2017. He’s an expert in all aspects of brewery operations, from recipe development to purchasing, to production and packaging. He has been involved in contract brewing for several international customers as well as fledgling nanobreweries. Bob will manage Armed Forces Brewing’s production facility operations. Bob is presently the Maintenance Manager for Lallemand/American Yeast based in Baltimore, Maryland, a position he has held since 2017.

Robert O’Neill

Director of Military Operations and Board of Directors Member

Robert O’Neill is one of the most highly decorated combat Veterans of our time, a former US Navy SEAL and was a combat leader for the famous SEAL Team 6. Robert is also a global public speaker, social media influencer, and best-selling author of the book “The Operator: Firing the Shots That Killed Osama bin Laden and My Years as a SEAL Team Warrior.” Since leaving active duty, O’Neill is also the founder of the Special Operators Transition Foundation, which provides individualized transition support for special operations heroes and their families. Robert is Armed Forces Brewing’s Military Relations Director, a member of our Board of Directors and our National Brand Ambassador.  Robert is employed by Robert J. O’Neill, LLC based in Wilmington, Delaware and has been employed as such from 2013 to the present.

Amit Rupani

Board of Directors Member

Amit is a co-founder of Armed Forces Brewing. He was an Admin Operations Specialist at the United States Geological Survey based in Catonsville, MD from 2016 to 2020 and became a Contract Specialist at the United States Geological Survey in March 2020, a position he has held to present. Amit graduated from Gallaudet University with a degree in Communication Studies in 2014. Amit travels the United States to attend craft beer festivals and new brewery openings. He has a keen finger on the pulse of the craft beer industry nationwide. He is also instrumental in the development of Armed Forces Brewing’s beer products and quality control. Amit advocates for and assists other entrepreneurs in the deaf community with their start-up businesses.

Jason Bailey

Board of Directors Member

Jason is a co-founder of Armed Forces Brewing. He is a Network Systems Engineer and Team Leader for the U.S. Department of Defense in Ft. Meade Maryland and has been in that role since 2009. He graduated from Gallaudet University with a degree in Computer Science in 2007. Jason’s expertise is in Information Technology, Information Security, System Engineering, Project Management, Change Management, Budgeting, Acquisitions, and craft beer.  When he is not on-

duty, Jason travels the United States to attend craft beer festivals and new brewery openings. He has been involved in Maryland craft beer legislation and testified before the Maryland House Economic Matters Committee on several pieces of legislation affecting Maryland’s craft beer industry and deaf business owners. Jason is also instrumental in the development of Armed Forces Brewing Brewery’s beer products and quality control.

Name	Position	Age	Term of Office	Approx. Hours Per Week
Executive Officers:
Alan Beal	CEO and CFO	57	January 2019 to present	65
Bob Rupprecht	Chief Brewing Officer	54	January 2019 to present	55
Directors:
Alan Beal	Director	57	January 2019 to present	65
Bob Rupprecht	Director	54	January 2019 to present	55
Robert O’Neill	Director	46	June 2020 to present	0
Amit Rupani	Director	38	January 2019 to present	0
Jason Bailey	Director	38	January 2019 to present	0

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

From January 1, 2021 through December 31, 2021, the Company paid $81,375.02 in compensation to its executive officers and directors. The Company will pay existing officers in the future and may hire additional officers in the future and pay them and may also choose to compensate its directors in the future. The following chart reflects all compensation paid to each officer and director from January 1, 2021 through December 31, 2021.

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Executive Officers and Directors:
Alan Beal	CEO, CFO, Director	$59,541.67	$0	$59,541.67
Bob Rupprecht	CBO, Director	$21,833.35	$0	$21,833.35
Robert O’Neill	Director	$0	$0	$0
Amit Rupani	Director	$0	$0	$0
Jason Bailey	Director	$0	$0	$0

Employment Agreements

The Company has not entered into employment agreements with any of its officers or directors as of the date of this Second Post Qualification Amendment to Offering Circular.

Should any such agreements be entered into, they will be attached as Material Contracts in Exhibit 1A-6 to a subsequent filing of this Second Post Qualification Amendment to Offering Circular.

Equity Incentive Plan

The Company established an Equity Incentive Plan, effective as of September 10, 2020, for the benefit of certain individuals. Under the terms and conditions provided in this Equity Incentive Plan, stock options, vesting stock and stock awards may be authorized and granted to the

Company’s directors, executive officers, employees and key employees or consultants. Stock options or a significant equity ownership position in the Company may be utilized by the Company in the future to attract one or more new key senior executives or others to manage and facilitate the Company’s growth. All stock, options or vesting stock granted under this Equity Incentive Plan will cause dilution to all Shareholders. The Equity Incentive Plan is attached as a Material Contract in Exhibit 1A-6 to this Second Post Qualification Amendment to Offering Circular.

Board of Directors

The Company’s board of directors currently consists of five directors: Alan Beal, Bob Rupprecht, Robert O’Neill, Amit Rupani and Jason Bailey. None of the Company’s directors are “independent” as defined in Rule 4200 of FINRA’s listing standards. The Company may appoint an independent director(s) to its board of directors in the future, particularly to serve on appropriate committees should they be established.

Committees of the Board of Directors

The Company may establish an audit committee, compensation committee, a nominating and governance committee and other committees to its Board of Directors in the future but have not done so as of the date of this Second Post Qualification Amendment to Offering Circular. Until such committees are established, matters that would otherwise be addressed by such committees will be acted upon by the entire Board of Directors.

Director Compensation

The Company currently does not pay its directors any compensation for their services as board members, with the exception of reimbursing board related expenses. In the future, the Company may compensate directors, particularly those who are not also employees and who act as independent board members, on either a per meeting or fixed compensation basis.

Limitation of Liability and Indemnification of Officers and Directors

The Company’s Bylaws limit the liability of directors and officers of the Company to the maximum extent permitted by Delaware law. The Bylaws state that the Company shall indemnify any person who is or was a party to any action, lawsuit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal, other than an action by, or in the right of, the Company, by reason of the fact that the person is or was an agent, officer, employee, or director of the Company, or is or was serving at the request of the Company as an agent, officer, employee, or director of another corporation, trust, partnership, joint venture, non-profit entity, or other enterprise (including without limitation with respect to employee benefit plans), against liability incurred in connection with the action, lawsuit, or proceeding, including any appeal from the action, lawsuit, or proceeding, if the person acted in good faith and in a manner that the person reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or action, lawsuit, or proceeding, if the person had no reasonable cause to believe that her or his conduct was unlawful.

The indemnification provisions of the Company’s Bylaws contain additional rights and obligations related to this subject. For additional information on indemnification and limitations on liability of the Company’s directors, officers, and others, please review the Company’s Bylaws, which are attached as Exhibit 1A-2B to this Second Post Qualification Amendment to Offering Circular.

There is no pending litigation or proceeding involving any of the Company’s directors or officers as to which indemnification is required or permitted, and the Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table of beneficial ownership sets forth information regarding beneficial ownership of the Company’s shares as of the date of this Second Post Qualification Amendment to Offering Circular. There is beneficial ownership of the Company’s shares at the time of this Offering by its directors or executive officers as set out below in the table.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and include voting or investment power with respect to the shares. This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to the Company’s knowledge, each shareholder named below possesses sole voting and investment power over their shares, where applicable. Percentage of beneficial ownership before the offering is based on 4,074,783 shares outstanding as of December 31, 2021 which includes 76,206 shares set aside for the Equity Incentive Plan that are not outstanding or have not been issued as of the date of December 31, 2021.

The following table of beneficial ownership sets forth information regarding beneficial ownership of all classes of the Company’s shares as of December 31, 2021.

TABLE OF BENEFICIAL OWNERSHIP

TABLE OF BENEFICIAL OWNERSHIP AFTER REGULATION A OFFERING

| Name | Class A Common Shares | | Class B Common Shares | | Class C Common Shares | | Total Shares | |
|---|---|---|---|---|---|---|---|---|
| | QTY | % | QTY | % | QTY | % | QTY | % |
| Alan Beal | 760,837 | 26.8% | 0 | 0.0% | 0 | 0.0% | 760,837 | 18.67% |
| Bob Rupprecht | 630,938 | 22.2% | 0 | 0.0% | 0 | 0.0% | 630,938 | 15.48% |
| Jeff Jennings | 556,710 | 19.6% | 0 | 0.0% | 0 | 0.0% | 556,710 | 13.66% |
| Robert O'Neill | 296,912 | 10.5% | 0 | 0.0% | 0 | 0.0% | 296,912 | 7.29% |
| Amit Rupani | 296,912 | 10.5% | 373,367 | 46.8% | 0 | 0.0% | 670,279 | 16.45% |
| Jason Bailey | 296,912 | 10.5% | 373,367 | 46.8% | 0 | 0.0% | 670,279 | 16.45% |
| Kendall Almerico (Options) | 0 | 0.0% | 0 | 0.0% | 112,827 | 25.8% | 112,827 | 2.77% |
| Other Shareholders | 0 | 0.0% | 51,217 | 6.4% | 50,044 | 0.0% | 101,261 | 2.49% |
| Equity Incentive Plan Remaining | 0 | 0.0% | 0 | 0.0% | 76,206 | 0.0% | 76,206 | 1.87% |
| Reg A Shares Issued Thru 12-31-21 | 0 | 0.0% | 0 | 0.0% | 198,533 | 45.4% | 198,533 | 4.87% |
| TOTAL | 2,839,222 | 100.0% | 797,951 | 100.0% | 437,610 | 100.0% | 4,074,783 | 100.0% |

The following table of beneficial ownership sets forth information regarding beneficial ownership of all classes of the Company’s Shares if all Shares are sold in the Regulation A offering.

| Name | Class A Common Shares | | Class B Common Shares | | Class C Common Shares | | Total Shares | |
|---|---|---|---|---|---|---|---|---|
| | QTY | % | QTY | % | QTY | % | QTY | % |
| Alan Beal | 760,837 | 26.8% | 0 | 0.0% | 0 | 0.0% | 760,837 | 16.43% |
| Bob Rupprecht | 630,938 | 22.2% | 0 | 0.0% | 0 | 0.0% | 630,938 | 13.62% |
| Jeff Jennings | 556,710 | 19.6% | 0 | 0.0% | 0 | 0.0% | 556,710 | 12.02% |
| Robert O'Neill | 296,912 | 10.5% | 0 | 0.0% | 0 | 0.0% | 296,912 | 6.41% |
| Amit Rupani | 296,912 | 10.5% | 373,367 | 46.8% | 0 | 0.0% | 670,279 | 14.47% |
| Jason Bailey | 296,912 | 10.5% | 373,367 | 46.8% | 0 | 0.0% | 670,279 | 14.47% |
| Kendall Almerico (Options) | 0 | 0.0% | 0 | 0.0% | 112,827 | 11.3% | 112,827 | 2.44% |
| Other Shareholders | 0 | 0.0% | 51,217 | 6.4% | 43,044 | 0.0% | 94,261 | 2.04% |
| Equity Incentive Plan Remaining | 0 | 0.0% | 0 | 0.0% | 88,206 | 0.0% | 88,206 | 1.90% |
| Reg A Shares Total | 0 | 0.0% | 0 | 0.0% | 750,000 | 75.4% | 750,000 | 16.19% |
| TOTAL | 2,839,222 | 100.0% | 797,951 | 100.0% | 994,077 | 100.0% | 4,631,250 | 100.0% |

The two tables above do not reflect the anticipated dilution that will occur if the Company authorizes and issues additional shares of Class C Common Stock or shares of a different class of stock in the future, nor do they include dilution that will occur if any of the broker-dealers are issued warrants which ultimately are exercised. The tables do not reflect the anticipated dilution that will occur if the Company authorizes additional shares under the Company’s Equity Incentive Plan. In addition, the Company has issued one convertible note to an investor in the amount of $100,000 which may be converted to stock at some point in the future. If so, further dilution will occur, but these shares that may be converted are not reflected in the two tables and are not included in any dilution calculations in this Second Post Qualification Amendment to Offering Circular. In addition, Shares have been sold in the ongoing Regulation A offering since December 31, 2021. For more information on this convertible note, or for any additional information regarding the table of beneficial ownership or any matter related to same, please contact the Company’s Chief Executive Officer, Alan Beal, who will answer any questions you have regarding this matter.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN RELATED-PARTY TRANSACTIONS AND AGREEMENTS

Kendall Almerico, securities counsel to the Company, is the holder of an option to exercise for 112,827 Shares of Class C Common Stock of the Company. Mr. Almerico’s law firm, Kendall A. Almerico, P.A., is counsel named in this Second Post Qualification Amendment to Offering Circular as having prepared this Second Post Qualification Amendment to Offering Circular. Except with respect to Mr. Almerico, no expert named in this Second Post Qualification Amendment to Offering Circular as having prepared or certified any part of this Second Post Qualification Amendment to Offering Circular or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the Offering of the Shares of Class C Common Stock had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the Company.

SECURITIES BEING OFFERED

The Company is offering up to $7,500,000.00 of its Shares of Class C Common Stock to investors in this Offering. The Shares being offered are held in book-entry form. The Shares, when issued, will be fully paid and non-assessable. This Second Post Qualification Amendment to Offering Circular and this section do not purport to give a complete description of all rights related to the Shares of Class C Common Stock, and both are qualified in their entirety by the provisions of the Company’s Certificate of Incorporation (Exhibit 1A-2A) and its Bylaws (Exhibit 1A-2B), copies of which have been attached as Exhibits to this Second Post Qualification Amendment to Offering Circular.

If all of the Shares in this Offering are sold, the Shares would represent approximately 16.19% of the issued and outstanding combined shares of the Company.  The Offering will remain open for 365 days from the date of this Second Post Qualification Amendment to Offering Circular, unless terminated for any reason at the discretion of the Company, or unless extended by the Company. If such an extension of the Offering is to occur, an appropriate filing will be made with the SEC to provide notification of the extension.

The Company reserves the unqualified discretionary right to reject any subscription for Shares, in whole or in part.  If the Company rejects any offer to subscribe for the Shares, it will return the subscription payment, without interest. The Company's acceptance of your subscription will be effective when an authorized representative of the Company signs the Subscription Agreement.

There are three classes of stock in the Company as of the date of this Second Post Qualification Amendment to Offering Circular: Class A Common Stock, Class B Common Stock and Class C Common Stock. In this Offering, the Company is only selling Shares of Class C Common Stock. The Company does not expect to create any additional classes of stock during the next 12 months, but the Company is not limited from creating additional classes which may have preferred dividend, voting and/or liquidation rights or other benefits not available to holders of its Shares if it chooses to do so. The holders of the Class A Common Stock, Class B Common Stock and Class C Common Stock have equal rights provided by law of the state of Delaware for stockholders of a Delaware corporation and the shares of Class A Common Stock, Class B Common Stock and Class C Common Stock are identical in all respects, except that the holders of Shares of Class C Common Stock have no voting rights, except where expressly required by Delaware law. The rights, preferences and privileges of the Class A Common Stock, Class B Common Stock and Class C Common Stock are set forth in the Company’s Certificate of Incorporation (Exhibit 1A-2A) and Bylaws (Exhibit 1A-2B) and are described in summary form in this section of the Second Post Qualification Amendment to Offering Circular.

Subscription Price

The price per Share of Class C Common Stock in this Offering is $10.00 per Share. The minimum subscription that will be accepted from an investor is Two Hundred Dollars ($200.00) (the "Minimum Subscription"), however, the Company reserves the right to accept a lower amount in the Company’s absolute discretion.

A subscription for Two Hundred Dollars ($200.00) or more in Shares may be made only by tendering to the Company an executed Subscription Agreement (Exhibit 1A-4) delivered with this Second Post Qualification Amendment to Offering Circular and the subscription price in a form acceptable to the Company.  The execution and tender of the documents required, as detailed in the materials, constitutes a binding offer to purchase the number Shares stipulated therein and an agreement to hold the offer open until the offer is accepted or rejected by the Company.

The subscription price of the Shares has been arbitrarily determined by the Company's management without regard to the Company's assets or earnings or the lack thereof, book value or other generally accepted valuation criteria and does not represent nor is it intended to imply that the Shares being offered have a market value or could be resold at that price, even if a sale were permissible. The valuation was arbitrarily determined by the Company, and not by an independent third party applying a specified valuation criteria. The subscription price is payable by check, wire transfer, ACH, credit or debit card payment or some other form acceptable to the Company as set out in this Second Post Qualification Amendment to Offering Circular.

Voting Rights

Each holder of Class C Common Stock, as such, shall have no voting rights other than any which may exist under Delaware corporate law and shall not have the right to participate in any meeting of shareholders or to have notice of those meetings. If you purchase the Shares of Class C Common Stock offered, you will effectively have no voting rights and no control over management of the Company. You should not expect to be able to influence any decisions by management of the Company through voting on Company matters. Under Delaware law, non-voting shareholders are entitled to vote on certain matters despite having non-voting shares, which include, conversions and transfers, domestications, or continuances of the Company and amendments to the certificate of incorporation that would, unless otherwise provided in the certificate of incorporation increase or decrease the aggregate number of authorized shares, increase or decrease the par value of the shares, or adversely alter or change the powers, preferences, or special rights of the shares.

Except as required by Delaware law or any designation with respect to any class of stock of the corporation, the entire shareholder voting power of the Company is vested solely and exclusively in the holders of the Class A Common Stock. Except as required by Delaware law, each holder of Class A Common Stock, as such, shall be entitled to one vote for each share of Class A Common Stock held of record by the holder on all matters on which shareholders generally are entitled to vote.  No Class A Common Stock is being sold in this Offering.

For a full description of the voting rights of the Shares offered herein, please review the Certificate of Incorporation (Exhibit 1A-2A) and Bylaws (Exhibit 1A-2B).

Jurisdiction of Disputes

The Subscription Agreement contains forum selection provisions identifying the state of Maryland as the exclusive forum for certain legal actions. This provision does not apply to legal actions arising under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Dividends

The Company does not expect to declare dividends for holders of Shares in the foreseeable future. Dividends will be declared, if at all (and subject to the rights of holders of additional classes of securities, if any), in the discretion of the Company’s Board of Directors. Dividends, if ever declared, may be paid in cash, in property, securities or in stock of the Company, subject to the provisions of law, the Company’s Bylaws and the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Company available for dividends such sums as the Board of Directors, in its absolute discretion, deems proper as a reserve for working capital, to meet contingencies, for equalizing dividends, for repairing or maintaining any property of the Company, or for such other purposes as the Board of Directors shall deem in the best interests of the Company, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created. Holders of the Company’s Class C Shares shall rank pari passu with each other and with any other series or class of the Company’s with respect to the payment of dividends.

Liquidation Rights

In the event of the dissolution of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of Class A Common Stock, Class B Common Stock and Class C Common Stock will be entitled to receive, in proportion to the number of shares held, the remaining net assets of the Company.

Right of First Refusal

Article XIV of the Company’s Bylaws set out various restrictions on transfer that attach to the Shares of Class C Common Stock being sold in this Offering. In summary, the Bylaws state that the Class C Common Stock Shares sold in this Offering are subject to a Right of First Refusal. The Bylaws state that no holder of common stock  of  the Company shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements set forth in the Bylaws, which include right for the Company to purchase or otherwise take control of the shares as outlined in the Bylaws. You should thoroughly read and understand the significance of these restrictions and seek the opinion of your investment advisors before purchasing the Shares being offered.

Drag-Along Rights

The Shares of Class C Common Stock being offered in this Second Post Qualification Amendment to Offering Circular are subject to drag-along rights. You should read and understand the significance of these rights and seek the opinion of your investment advisors before purchasing the Shares being offered. In summary, the Company’s Bylaws state that the holders of a majority of the outstanding Class A Common Stock have the right to seek and approve a “Drag-Along Sale” of the Company.

As stated in Article XV of the Company’s Bylaws, the holder or holders of at least a majority of the outstanding Class A Common Stock (the “Drag-Along Seller”) have the right to seek and approve a drag-along sale of the corporation. If at any time, the Drag-Along Seller receives a bona fide offer from an Independent Purchaser for a Drag-Along Sale, the Drag-Along Seller shall have the right to require that each other shareholder participate in the sale in the manner provided in the Bylaws; provided, however, that no shareholder is required to transfer or sell any of its shares if the consideration for the Drag-Along Sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ National Market. You should be aware that there is uncertainty as to whether a court would enforce this provision of the Bylaws and/or these drag along rights and take that into account before making a decision to invest in the Company.

Additional material provisions of the drag-along rights include:

•Every shareholder must promptly deliver to the Company’s board of directors a written notice of any offer or indication of interest for a Drag-Along Sale that it receives from a third party, whether the offer or indication of interest is formal or informal, binding or non-binding, or submitted orally or in writing, and a copy of the offer or indication of interest, if it is in writing. The foregoing written notice must state the name and address of the prospective acquiring party and, if the offer or indication of interest is not in writing, describe the principal terms and conditions of the proposed Drag-Along Sale.

•If the Drag-Along Seller approves a Drag-Along Sale (an “Approved Sale”), the Drag-Along Seller shall deliver a written notice (a “Drag-Along Notice”) to the Company and each shareholder no more than 10 days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Approved Sale and, in any event, no later than 20 days before the closing date of the Approved Sale. The Drag-Along Notice must describe in reasonable detail: (i) the name of the independent purchaser to whom the shares or assets are proposed to be sold; (ii) the proposed date, time, and location of the closing of the Approved Sale; (iii) the per share purchase price and the other material terms and conditions of the Approved Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation of that consideration; and (iv) a copy of any form of agreement executed or proposed to be executed in connection the Approved Sale.

•From and after the effective date of a Drag-Along Notice, the Company, its board of directors, and every shareholder must do the following: (i) cooperate in good faith to authorize and consummate the Approved Sale; (ii) take all reasonably necessary actions that are requested by the board of directors or the Drag-Along Seller in connection with the consummation of the Approved Sale; (iii) if the Approved Sale requires the vote or approval of shareholders or any class of shareholders, each shareholder who is entitled to approve or vote on the Approved Sale shall approve, vote in favor of, give its consent to, raise no objection against, and refrain from exercising any appraisal or dissenters’ rights with respect to, the Approved Sale; (iv) execute and deliver (or cause to be executed and delivered) any acquisition agreement and other transaction documentation requested by the board of directors or the Drag-Along Seller to consummate the Approved Sale, so long as the acquisition agreement and other transaction documentation are on the same economic terms and conditions with respect to all the holders of common stock of the Company and comply with any applicable terms of any preferred stock that is outstanding, with respect to the preferred stock; (v) if the Approved Sale will constitute a sale of shares, each shareholder shall (A) agree to sell all its shares (and any other securities of the Company) that are to be sold, exchanged, or otherwise transferred in the Approved Sale at the price and on the same economic terms and conditions as those shares (and any other securities of the Company) will be sold by the Drag-Along Seller or, if the Drag-Along Seller does not own any shares of a particular class, on the terms and conditions approved by the Drag-Along Seller (so long as those terms and conditions comply with the terms of the class of stock), and (B) deliver to the purchaser at the closing of the Approved Sale any and every certificate (if any) representing any of the shares that will be sold, exchanged, or otherwise transferred in the Approved Sale, together with one or more duly completed and executed letters of transmittal, transfer powers, assignments, or other applicable instruments of transfer in form and substance identical to those executed and delivered by the Drag-Along Seller in connection with the closing of the Approved Sale; and (vi) take all reasonably necessary actions that are requested by the board of directors or the Drag-Along Seller to accomplish the distribution of the aggregate consideration received from the Approved Sale.

•Nothing in the Bylaws should be construed to grant to any shareholder any appraisal or dissenters’ rights with respect to an Approved Sale or give any shareholder a right to vote in any transaction for which the shareholder does not otherwise have any voting rights. To the extent lawful, every shareholder waives any and all such rights under Delaware Law and any other appraisal rights, dissenters’ rights, or similar rights arising in connection with an Approved Sale and grant to the Drag-Along Seller the sole right to approve or consent to a Drag-Along Sale, without the approval or consent of any other shareholders.

•The consideration to be received by a shareholder who owns any Class C Common Stock shall be the same form and amount of consideration per share of Class C Common Stock to be received by the Drag-Along Seller for its Class A Common Stock (or, if the Drag-Along Seller is given an option as to the form and amount of consideration to be received, the same option shall be given) and the terms and conditions of the sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Drag-Along Seller sells its Class C Common Stock.

•With respect to an Approved Sale that is structured as a sale of all or substantially all the assets of the Company, each shareholder of the Company shall receive its share of the sale proceeds in accordance with the provisions of the Company’s Certificate of Incorporation, Bylaws, and applicable law. If the Approved Sale is structured as a sale of shares, each shareholder will receive the consideration for its shares that is set forth in the acquisition agreement for the Approved Sale. Nothing prohibits a shareholder, or any member, partner, employee, or shareholder of a shareholder, from receiving either (i) additional ordinary and customary consideration for entering into restrictive covenants or bona fide employment agreements or similar arrangements in favor of the acquired party or any of its affiliates, or (ii) the right to make a debt or equity investment in the acquired party or any of its affiliates (whether directly or through retention or contribution of a portion of the shareholder’s shares).

•Each shareholder who holds uncertificated shares of the Company authorizes the Secretary of the Company to transfer its shares on the books of the Company in connection with an Approved Sale and shall execute all documentation required by the Company with respect to that transfer. If a shareholder fails to deliver to the acquiring party at the closing of an Approved Sale a certificate for shares that are represented by a certificate and the related instruments of transfer, as required by the Bylaws, or, in lieu of any certificate that has been lost, stolen, or destroyed, an affidavit (and indemnification agreement) in form and substance acceptable to the board of directors that attests to the loss, theft, or destruction of the certificate, the shareholder: (i) will not be entitled to receive its share of the consideration from the Approved Sale with respect each share that is represented by the lost, stolen, or destroyed certificate, until the shareholder cures the failure (provided that no interest will be payable on the withheld consideration pending the shareholder’s cure of the failure, and the withheld consideration will be subject to reduction to reimburse the Company for any costs and expenses reasonably incurred by the Company in connection with the failure and subsequent cure), (ii) will cease to be a shareholder of the Company or to have any voting rights (if it had any voting rights) as a shareholder after the closing of the Approved Sale, (iii) will not be entitled to any distributions declared or made after the Approved Sale with respect to shares held by the shareholder, until the shareholder cures the failure, (iv) will have no other rights or privileges granted to shareholders under these Bylaws, and (v) in the event of liquidation of the Company, the shareholder’s rights with respect to the withheld consideration will be subordinate to the rights of any other shareholder.

•The fees and expenses of the Drag-Along Seller incurred in connection with a Drag-Along Sale and for the benefit of all shareholders (it being understood that costs incurred by or on behalf of a Drag-Along Seller for its sole benefit will not be considered to be for the benefit of all shareholders), to the extent not paid or reimbursed by the Company or the independent purchaser, shall be shared by all the shareholders on a pro rata basis, based on the consideration received by each shareholder; provided, that no shareholder shall be obligated to make any out-of-pocket expenditure before the consummation of the Drag-Along Sale.

•“Drag-Along Sale” means any transaction or series of related transactions pursuant to which an Independent Purchaser will acquire, whether by merger, liquidation, consolidation, reorganization, combination, recapitalization, or a sale, exchange, or other transfer, (A) all or substantially all of the assets of the Company determined on a consolidated basis, or (B) a majority of the Class A Common Stock (or any securities issued in respect of, or in exchange or substitution for, any of those shares in connection with any stock split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization).

For a full description of the drag-along rights of the Shares of Class C Common Stock offered herein, please review Article XV of the Bylaws (Exhibit 1A-2B).

Additional Matters

The Shares will not be subject to further calls or assessment by the Company. There are no restrictions on alienability of the Shares in the corporate documents other than those disclosed in this Second Post Qualification Amendment to Offering Circular. The Company intends to engage Integral Transfer Agency USA Inc. to serve as the transfer agent and registrant for the Shares.

The Shares are uncertificated and, as such, will not contain legends, as such would exist on a stock certificate. However, the language of any such legends applicable to the Shares and as set out in this Second Post Qualification Amendment to Offering Circular, will apply to each Share and shall govern the purchaser and holder of each such Share.

PERKS

In addition to the securities offered, each investor at the various investment levels below will receive “perks” from the Company, as detailed below.

For an investment of $200-$499:

•An Armed Forces Brewing Sticker

•An Armed Forces Brewing Challenge Coin

•Investor’s name on the Company’s wall of investors at the $200+ level

•1 invitation to the Company’s annual War Games event*

•Access to investors-only section of the Company’s website

•5% discount in the Company’s online store, once it opens

For an investment of $500-$999:

•4 stickers – one each from Armed Forces Brewing Company, the Seawolf brand, the Airman brand and the Soldier brand

•Armed Forces Brewing Company Challenge Coin

•Investor’s name on the Company’s wall of investors at the $500+ level

•2 invitations to the Company’s annual War Games event*

•Access to investors-only section of the Company’s website

•10% discount in the Company’s online store, once it opens.

•An Armed Forces Brewing Company Hat

•Access for 1 to VIP tent/section at one event the Company sponsors

For an investment of $1,000-$4,999:

•8 stickers – two each from Armed Forces Brewing Company, the Seawolf brand, the Airman brand and the Soldier brand

•Armed Forces Brewing Company Challenge Coin

•Investor’s name on the Company’s wall of investors at the $1,000+ level

•2 invitations to the Company’s annual War Games event*

•Access to investors-only section of the Company’s website

•10% discount in the Company’s online store, once it opens.

•An Armed Forces Brewing Company Hat

•Two Armed Forces Brewing Company beer glasses

•Access for 2 to VIP tent/section at one event the Company sponsors

•Membership in Company’s tasting club where investor has the opportunity taste certain new beers before it goes to market**

For an investment of $5,000-$9,999:

•12 stickers – three each from Armed Forces Brewing Company, the Seawolf brand, the Airman brand and the Soldier brand

•Armed Forces Brewing Company Challenge Coin

•Investor’s name on the Company’s wall of investors at the $5,000+ level plus special recognition at each Armed Forces Brewing Company location opened in the future.

•VIP Treatment and 4 invitations to Company’s annual War Games event*

•Invite +1 to a Meet and Greet and dinner the evening before the Company’s annual War Games event with members of our management and our advisory board

•Access to investors-only section of the Company’s website

•10% discount in the Company’s online store, once it opens.

•Two Armed Forces Brewing Company Hats

•Four Armed Forces Brewing Company beer glasses

•Access for 3 to VIP tent/section at one event the Company sponsors

•Membership in Company’s tasting club where investor has the opportunity taste every new beer before it goes to market**

For an investment of $10,000-$24,999:

•12 stickers – three each from Armed Forces Brewing Company, the Seawolf brand, the Airman brand and the Soldier brand

•Armed Forces Brewing Company Challenge Coin

•Investor’s name on the Company’s wall of investors at the $10,000+ level plus special recognition at each Armed Forces Brewing Company location opened in the future.

•VIP Treatment and 4 invitations to Company’s annual War Games event*

•Invite +1 to a Meet and Greet and dinner the evening before the Company’s annual War Games event with members of our management and our advisory board

•Access to investors-only section of the Company’s website

•10% discount in the Company’s online store, once it opens.

•Two Armed Forces Brewing Company Hats

•Four Armed Forces Brewing Company beer glasses

•Access for 3 to VIP tent/section at one event the Company sponsors

•Membership in Company’s tasting club where investor has the opportunity taste every new beer before it goes to market**

•Investor and the Company’s brewing team will develop a beer together and investor will name it. The Company will brew and package a small batch of the beer, give the investor two cases, and the Company will sell the beer in some stores and online***

•A personalized, autographed copy of Robert O’Neill’s book – The Operator

For an investment of $25,000-$49,999:

•12 stickers – three each from Armed Forces Brewing Company, the Seawolf brand, the Airman brand and the Soldier brand

•Armed Forces Brewing Company Challenge Coin

•Investor’s name on the Company’s wall of investors at the $25,000+ level plus special recognition at each Armed Forces Brewing Company location opened in the future.

•VIP Treatment and 4 invitations to Company’s annual War Games event*

•Invite +1 to a Meet and Greet and dinner the evening before the Company’s annual War Games event with members of our management and our advisory board

•Access to investors-only section of the Company’s website

•10% discount in the Company’s online store, once it opens.

•Two Armed Forces Brewing Company Hats

•Four Armed Forces Brewing Company beer glasses

•Access for 3 to VIP tent/section at one event the Company sponsors

•Membership in Company’s tasting club where investor has the opportunity taste every new beer before it goes to market**

•Investor and the Company’s brewing team will develop a beer together and investor will name it. The Company will brew and package a small batch of the beer, give the investor two cases, and the Company will sell the beer in some stores and online***

•A personalized, autographed copy of Robert O’Neill’s book – The Operator

•Attend a shooting range with members of the Company’s management and advisors. The Company’s team that is present will hand sign the investor’s target after the shooting event.

For an investment of $50,000+:

•12 stickers – three each from Armed Forces Brewing Company, the Seawolf brand, the Airman brand and the Soldier brand

•Armed Forces Brewing Company Challenge Coin

•Investor’s name on the Company’s wall of investors at the $50,000+ level plus special recognition at each Armed Forces Brewing Company location opened in the future.

•VIP Treatment and 4 invitations to Company’s annual War Games event*

•Invite +1 to a Meet and Greet and dinner the evening before the Company’s annual War Games event with members of our management and our advisory board

•Access to investors-only section of the Company’s website

•10% discount in the Company’s online store, once it opens.

•Two Armed Forces Brewing Company Hats

•Four Armed Forces Brewing Company beer glasses

•Access for 3 to VIP tent/section at one event the Company sponsors

•Membership in Company’s tasting club where investor has the opportunity taste every new beer before it goes to market**

•Investor and the Company’s brewing team will develop a beer together and investor will name it. The Company will brew and package a small batch of the beer, give the investor two cases, and the Company will sell the beer in some stores and online***

•A personalized, autographed copy of Robert O’Neill’s book – The Operator

•Attend a shooting range with members of the Company’s management and advisors. The Company’s team that is present will hand sign the investor’s target after the shooting event.

•Investor will participate in a military-based planned activity to be announced with members of the Company’s management and advisors.

*Travel and accommodations not included on any perk

** Restrictions apply. Depending on where investor resides, the Company may not be able to ship beer to the investor. Investor may be required to travel to an official Armed Forces Brewing Company location to taste the beer and provide feedback, or the tasting may take place at the Company’s annual War Games event.

*** Restrictions apply. Armed Forces Brewing Company reserves the right to reject certain names and beer ingredients in their absolute discretion.

As for attendance at sponsored events as listed above, the Company notes that sponsored events will vary from year to year and may not occur at all some years.

The Company does not believe that the cost of fulfilling the shareholder benefits/perks listed above will materially impact the Use of Proceeds from this Offering. The Company has budgeted for the fulfillment of all shareholder benefits/perks from its ongoing operating revenues. At present, the Company believes that the estimated cost to the company related to the shareholder benefits/perks listed above is not material.

The Company also notes that some of the perks above involve the possible attendance at events. Due to restrictions caused by the COVID-19 global pandemic, the Company reserves the right to not hold such event at all, to hold such events in a virtual or online setting, or to hold such events in a manner otherwise modified as required by laws and restrictions imposed as a result of the pandemic.

DISQUALIFYING EVENTS DISCLOSURE

Recent changes to Regulation A promulgated under the Securities Act prohibit an issuer from claiming an exemption from registration of its securities under such rule if the issuer, any of its predecessors, any affiliated issuer, any director, executive officer, other officer participating in the offering of the interests, general partner or managing member of the issuer, any beneficial owner of 20% or more of the voting power of the issuer’s outstanding voting equity securities, any promoter connected with the issuer in any capacity as of the date hereof, any investment manager of the issuer, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of the issuer’s interests, any general partner or managing member of any such investment manager or solicitor, or any director, executive officer or other officer participating in the offering of any such investment manager or solicitor or general partner or managing member of such investment manager or solicitor has been subject to certain “Disqualifying Events” described in Rule 506(d)(1) of Regulation D subsequent to September 23, 2013, subject to certain limited exceptions. The Company is required to exercise reasonable care in conducting an inquiry to determine whether any such persons have been subject to such Disqualifying Events and is required to disclose any Disqualifying Events that occurred prior to September 23, 2013 to investors in the Company. The Company believes that it has exercised reasonable care in conducting an inquiry into Disqualifying Events by the foregoing persons and is aware of the no such Disqualifying Events.

It is possible that (a) Disqualifying Events may exist of which the Company is not aware and (b) the SEC, a court or other finder of fact may determine that the steps that the Company has taken to conduct its inquiry were inadequate and did not constitute reasonable care. If such a finding were made, the Company may lose its ability to rely upon exemptions under Regulation A, and, depending on the circumstances, may be required to register the Offering of the Company’s Shares with the SEC and under applicable state securities laws or to conduct a rescission offer with respect to the securities sold in the Offering.

ERISA CONSIDERATIONS

Trustees and other fiduciaries of qualified retirement plans or IRAs that are set up as part of a plan sponsored and maintained by an employer, as well as trustees and fiduciaries of Keogh Plans under which employees, in addition to self-employed individuals, are participants (together, “ERISA Plans”), are governed by the fiduciary responsibility provisions of Title 1 of the Employee Retirement Income Security Act of 1974 (“ERISA”). An investment in the Shares by an ERISA Plan must be made in accordance with the general obligation of fiduciaries under ERISA to discharge their duties (i) for the exclusive purpose of providing benefits to participants and their beneficiaries; (ii) with the same standard of care that would be exercised by a prudent man familiar with such matters acting under similar circumstances; (iii) in such a manner as to diversify the investments of the plan, unless it is clearly prudent not do so; and (iv) in accordance with the documents establishing the plan. Fiduciaries considering an investment in the Shares should accordingly consult their own legal advisors if they have any concern as to whether the investment would be inconsistent with any of these criteria.

Fiduciaries of certain ERISA Plans which provide for individual accounts (for example, those which qualify under Section 401(k) of the Code, Keogh Plans and IRAs) and which permit a beneficiary to exercise independent control over the assets in his individual account, will not be liable for any investment loss or for any breach of the prudence or diversification obligations which results from the exercise of such control by the beneficiary, nor will the beneficiary be deemed to be a fiduciary subject to the general fiduciary obligations merely by virtue of his exercise of such control. On October 13, 1992, the Department of Labor issued regulations establishing criteria for determining whether the extent of a beneficiary’s independent control over the assets in his account is adequate to relieve the ERISA Plan’s fiduciaries of their obligations with respect to an investment directed by the beneficiary. Under the regulations, the beneficiary must not only exercise actual, independent control in directing the particular investment transaction, but also the ERISA Plan must give the participant or beneficiary a reasonable opportunity to exercise such control and must permit him to choose among a broad range of investment alternatives.

Trustees and other fiduciaries making the investment decision for any qualified retirement plan, IRA or Keogh Plan (or beneficiaries exercising control over their individual accounts) should also consider the application of the prohibited transactions provisions of ERISA and the Code in making their investment decision. Sales and certain other transactions between a qualified retirement plan, IRA or Keogh Plan and certain persons related to it (e.g., a plan sponsor, fiduciary, or service provider) are prohibited transactions. The particular facts concerning the sponsorship, operations and other investments of a qualified retirement plan, IRA or Keogh Plan may cause a wide range of persons to be treated as parties in interest or disqualified persons with respect to it. Any fiduciary, participant or beneficiary considering an investment in Shares by a qualified retirement plan IRA or Keogh Plan should examine the individual circumstances of that plan to determine that the investment will not be a prohibited transaction. Fiduciaries, participants or beneficiaries considering an investment in the Shares should consult their own legal advisors if they have any concern as to whether the investment would be a prohibited transaction.

Regulations issued on November 13, 1986, by the Department of Labor (the “Final Plan Assets Regulations”) provide that when an ERISA Plan or any other plan covered by Code Section 4975 (e.g., an IRA or a Keogh Plan which covers only self-employed persons) makes an investment in an equity interest of an entity that is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, the underlying assets of the entity in which the investment is made could be treated as assets of the investing plan (referred to in ERISA as “plan assets”). Programs which are deemed to be operating companies or which do not issue more than 25% of their equity interests to ERISA Plans are exempt from being designated as holding “plan assets.” Management anticipates that we would clearly be characterized as an “operating” for the purposes of the regulations, and that it would therefore not be deemed to be holding “plan assets.”

Classification of our assets of as “plan assets” could adversely affect both the plan fiduciary and management. The term “fiduciary” is defined generally to include any person who exercises any authority or control over the management or disposition of plan assets. Thus, classification of our assets as plan assets could make the management a “fiduciary” of an investing plan. If our assets are deemed to be plan assets of investor plans, transactions which may occur in the course of its operations may constitute violations by the management of fiduciary duties under ERISA. Violation of fiduciary duties by management could result in liability not only for management but also for the trustee or other fiduciary of an investing ERISA Plan. In addition, if our assets are classified as “plan assets,” certain transactions that we might enter into in the ordinary course of our business might constitute “prohibited transactions” under ERISA and the Code.

Under Code Section 408(i), as amended by the Tax Reform Act of 1986, IRA trustees must report the fair market value of investments to IRA holders by January 31 of each year. The Service has not yet promulgated regulations defining appropriate methods for the determination of fair market value for this purpose. In addition, the assets of an ERISA Plan or Keogh Plan must be valued at their “current value” as of the close of the plan’s fiscal year in order to comply with certain reporting obligations under ERISA and the Code. For purposes of such requirements, “current value” means fair market value where available. Otherwise, current value means the fair value as determined in good faith under the terms of the plan by a trustee or other named fiduciary, assuming an orderly liquidation at the time of the determination. We do not have an obligation under ERISA or the Code with respect to such reports or valuation although management will use good faith efforts to assist fiduciaries with their valuation reports. There can be no assurance, however, that any value so established (i) could or will actually be realized by the IRA, ERISA Plan or Keogh Plan upon sale of the Shares or upon liquidation of us, or (ii) will comply with the ERISA or Code requirements.

The income earned by a qualified pension, profit sharing or stock bonus plan (collectively, “Qualified Plan”) and by an individual retirement account (“IRA”) is generally exempt from taxation. However, if a Qualified Plan or IRA earns “unrelated business taxable income” (“UBTI”), this income will be subject to tax to the extent it exceeds $1,000 during any fiscal year. The amount of unrelated business taxable income in excess of $1,000 in any fiscal year will be taxed at rates up to 36%. In addition, such unrelated business taxable income may result in a tax preference, which may be subject to the alternative minimum tax. It is anticipated that income and gain from an investment in the Shares will not be taxed as UBTI to tax exempt shareholders, because they are participating only as passive financing sources.

INVESTOR ELIGIBILITY STANDARDS

The Shares will be sold only to a person who is not an accredited investor if the aggregate purchase price paid by such person is no more than 10% of the greater of such person’s annual income or net worth, not including the value of his primary residence, as calculated under Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended. In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profit Sharing Plans or Trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of the Shares. Investor suitability standards in certain states may be higher than those described in this Second Post Qualification Amendment to Offering Circular. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in the Company is suitable for such persons.

Each investor must represent in writing that he/she meets the applicable requirements set forth above and in the Subscription Agreement, including, among other things, that (i) he/she is purchasing the Shares for his/her own account and (ii) he/she has such knowledge and experience in financial and business matters that he/she is capable of evaluating without outside assistance the merits and risks of investing in the Shares, or he/she and his/her purchaser representative together have such knowledge and experience that they are capable of evaluating the merits and risks of investing in the Shares. Transferees of the Shares will be required to meet the above suitability standards.

All potential purchasers of the Shares will be required to comply with know-your-customer and anti-money laundering procedures to comply with various laws and regulations, including the USA Patriot Act. The USA Patriot Act is designed to detect, deter and punish terrorists in the United States and abroad. The Act imposes anti-money laundering requirements on brokerage firms and financial institutions. Since April 24, 2002, all United States brokerage firms have been required to have comprehensive anti-money laundering programs in effect. To help you understand these efforts, the Company wants to provide you with some information about money laundering and the Company’s efforts to help implement the USA Patriot Act.

Money laundering is the process of disguising illegally obtained money so that the funds appear to come from legitimate sources or activities. Money laundering occurs in connection with a wide variety of crimes, including illegal arms sales, drug trafficking, robbery, fraud, racketeering and terrorism. The use of the United States financial system by criminals to facilitate terrorism or other crimes could taint its financial markets. According to the United States State Department, one recent estimate puts the amount of worldwide money laundering activity at $1 trillion a year. As a result, the Company believes it is very important to fully comply with these laws.

By submitting a subscription agreement to the Company, you will be agreeing to the following representations. You should check the Office of Foreign Assets Control (the “OFAC”) website at http://www.treas.gov/ofac before making the following representations:

(1) You represent that the amounts invested by you in this Offering were not and are not directly or indirectly derived from any activities that contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations. Federal regulations and

Executive Orders administered by the OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of the OFAC-prohibited countries, territories, individuals and entities can be found on the OFAC website at http://www.treas.gov/ofac. In addition, the programs administered by the OFAC (the “OFAC Programs”) prohibit dealing with individuals1 or entities in certain countries, regardless of whether such individuals or entities appear on any OFAC list.

(2)You represent and warrant that none of: (a) you; (b) any person controlling or controlled by you; (c) if you are a privately-held entity, any person having a beneficial interest in you; or (d) any person for whom you are acting as agent or nominee in connection with this investment is a country, territory, entity or individual named on an OFAC list, or a person or entity prohibited under the OFAC Programs. Please be advised that the Company may not accept any subscription amounts from a prospective purchaser if such purchasers cannot make the representation set forth in the preceding sentence. You agree to promptly notify the Company should you become aware of any change in the information set forth in any of these representations. You are advised that, by law, the Company may be obligated to “freeze the account” of any purchaser, either by prohibiting additional subscriptions from it, declining any redemption requests and/or segregating the assets in the account in compliance with governmental regulations, and that the Company may also be required to report such action and to disclose such purchaser’s identity to the OFAC.

(3)You represent and warrant that none of: (a) you; (b) any person controlling or controlled by you; (c) if you are a privately-held entity, any person having a beneficial interest in you; or (d) any person for whom you are acting as agent or nominee in connection with this investment is a senior foreign political figure2, or any immediate family3 member or close associate4 of a senior foreign political figure, as such terms are defined in the footnotes  below; and

(4)If you are affiliated with a non-U.S. banking institution (a “Foreign Bank”), or if you receive deposits from, make payments on behalf of, or handle other financial transactions related to a Foreign Bank, you represent and warrant to the Company that: (a) the Foreign Bank has a fixed address, and not solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (b) the Foreign Bank maintains operating records related to its banking activities; (c) the Foreign Bank is subject to inspection by the banking authority that licensed the Foreign Bank to conduct its banking activities; and (d) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

1 These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

2 A “senior foreign political figure” is defined as a senior official in the executive, legislative, administrative, military or judicial branch of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a “senior foreign political figure” includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure.

3 “Immediate family” of a senior foreign political figure typically includes such figure’s parents, siblings, spouse, children and in-laws.

4 A “close associate” of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with such senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of such senior foreign political figure.

The Company is entitled to rely upon the accuracy of your representations. The Company may, but under no circumstances will it be obligated to, require additional evidence that a prospective purchaser meets the standards set forth above at any time prior to its acceptance of a prospective purchaser’s subscription. You are not obligated to supply any information so requested by the Company, but the Company may reject a subscription from you or any person who fails to supply such information.

TAXATION ISSUES

As noted above, this Second Post Qualification Amendment to Offering Circular is not providing, or purporting to provide, any tax advice to anyone. Every potential investor is advised to seek the advice of his, her or its own tax professionals before making this investment. The securities sold in this Offering may have issues related to taxation at many levels, including tax laws and regulations at the state, local and federal levels in the Unites States, and at all levels of government in non-U.S. jurisdictions.

It is impractical to comment on all aspects of federal, state and local, and foreign tax laws that may affect the tax consequences of participation in the Company. Therefore, each prospective Shareholder should satisfy himself as to the tax consequences of participating in the Company by obtaining independent advice from his, her or its own tax advisers.  Furthermore, while the Company will furnish to you information to enable you to file the federal, state and local income tax returns for which you may be liable, preparation and filing of such forms shall be your responsibility.

Status of Company for Taxation Purposes

The Company will be treated as an entity separate from its Shareholders and classified as a corporation for federal income tax purposes. The Shares of Class C Common Stock are an investment in equity.  Each investor may be subject to federal or state income tax, as well as other taxes, and should consult their tax professional prior to investing.

Disposition of Shares of Class C Common Stock

There is no market for the resale of the Shares of Class C Common Stock. If a sale does occur, gain or loss realized on the sale of all or a portion of the Shares of Class C Common Stock by a Shareholder may be subject to taxation on capital gain or loss. Each investor should consult their tax professional prior to investing.

Dissolution or Liquidation of the Company

The Company does not anticipate dissolution or liquidation. In the event of a dissolution, however, the Company might be required to liquidate all or a portion of its assets during a limited period of time.  Any such sales would generate gains and losses as measured by the difference between the amount of sale proceeds and the adjusted basis of the assets sold.  If any asset sold were depreciable or amortizable, a gain probably would be produced since depreciation and amortization deductions decrease the adjusted tax basis.  The tax character of any gain resulting from the sale of such property would probably be ordinarily up to the amount of the asset's accumulated depreciation or amortization and long-term capital gain to the extent of the excess.  Each investor should consult their tax professional prior to investing.

Necessity of Prospective Shareholders Obtaining Independent Professional Advice

The foregoing analysis is not intended as a substitute for careful tax planning, particularly since the income tax consequences of an investment in the Company are complex.  Accordingly, you are strongly urged to consult your tax advisor with specific reference to your own tax situation prior to investment in the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 253(g)(2) and has duly caused this filing and offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Annapolis, State of Maryland on September 30, 2022.

Armed Forces Brewing Company, Inc.

By:  /s/ Alan Beal

Chief Executive Officer, Chief Financial Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By:  /s/ Alan Beal

Alan Beal

Chief Executive Officer (Principal Executive Officer) Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director

September 30, 2022

By:  /s/ Bob Rupprecht

Chief Brewing Officer

September 30, 2022

By:  /s/ Robert O’Neill

Robert O’Neill

Director

September 30, 2022

By:  /s/ Amit Rupani

Amit Rupani

Director

September 30, 2022

By:  /s/ Jason Bailey

Jason Bailey

Director

September 30, 2022

ACKNOWLEDGEMENT ADOPTING TYPED SIGNATURES

The undersigned hereby authenticate, acknowledge and otherwise adopt the typed signatures above and as otherwise appear in this filing and Offering.

By:  /s/ Alan Beal

Alan Beal

Chief Executive Officer (Principal Executive Officer) Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director

September 30, 2022

By:  /s/ Bob Rupprecht

Chief Brewing Officer

September 30, 2022

By:  /s/ Robert O’Neill

Robert O’Neill

Director

September 30, 2022

By:  /s/ Amit Rupani

Amit Rupani

Director

September 30, 2022

By:  /s/ Jason Bailey

Jason Bailey

Director

September 30, 2022

SECTION F/S

FINANCIAL STATEMENTS

# Armed Forces Brewing Company Inc.

(a Delaware Corporation)

**Audited Financial Statements**

Period of January 1, 2020

through December 31, 2021

Audited by:

TaxDrop

TaxDrop LLC

A New Jersey CPA Company

FS-2

# Financial Statements

# Armed Forces Brewing Company Inc.

Table of Contents

| | |
|---|---|
| Independent Accountant's Audit Report | FS-3 |
| Financial Statements and Supplementary Notes | |
| Balance Sheet as of December 31, 2021 and December 31, 2020 | FS-5 |
| Income Statement for the period of January 1, 2020 through December 31, 2021 | FS-6 |
| Statement of Changes in Stockholders' Equity for the period of January 1, 2020 through December 31, 2021 | FS-7 |
| Statement of Cash Flows for the period of January 1, 2020 through December 31, 2021 | FS-8 |
| Notes and Additional Disclosures to the Financial Statements as of December 31, 2021 and December 31, 2020 | FS-9 |

FS - 3

TaxDrop

**Independent Auditor's Report**

April 25, 2022
**To:** Board of Directors of Armed Forces Brewing Company Inc.
**Attn:** Alan Beal, CEO
**Re:** 2021-2020 Financial Statement Audit – Armed Forces Brewing Company Inc.

**Report on the Audit of the Financial Statements**

**Opinion**
We have audited the financial statements of Armed Forces Brewing Company Inc., which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Armed Forces Brewing Company Inc. as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Armed Forces Brewing Company Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Armed Forces Brewing Company Inc.'s ability to continue as a going concern.

**Auditor's Responsibilities for the Audit of the Financial Statements**
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Armed Forces Brewing Company Inc.'s internal control. Accordingly, no such opinion is expressed.

FS - 4

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Armed Forces Brewing Company Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

*TaxDrop LLC*

TaxDrop LLC
Robbinsville, New Jersey
April 25, 2022

FS-5

**Armed Forces Brewing Company, Inc.**
**BALANCE SHEET**
**Years Ending December 31, 2021 and 2020**
**(Audited)**

| ASSETS | | 2021 | | 2020 |
|---|---|---|---|---|
| **Current Assets** | | | | |
| Cash and cash equivalents | $ | 1,147,385 | $ | 18,962 |
| Accounts Receivable | | 16,631 | | 12,398 |
| **Total Current Assets** | | **1,164,016** | | **31,360** |
| **Other Assets** | | | | |
| Inventory | | 61,933 | | - |
| **Total Investments - Other** | | **61,933** | | - |
| **Property and Equipment** | | | | |
| Kegs and Taps | | - | | 3,584 |
| Accumulated Depreciation | | - | | (1,808) |
| Patents | | 1,800 | | 1,800 |
| Accumulated Amortization | | (120) | | (60) |
| **Total Other Assets** | | **1,680** | | **3,516** |
| **Total Assets** | $ | **1,227,629** | $ | **34,876** |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| **Current Liabilities** | | | | |
| Accounts Payable | $ | 3,284 | $ | - |
| Accrued Expenses | | 120,336 | | 15,506 |
| Convertible Notes | | 100,000 | | 100,000 |
| Accrued Interest- Convertible | | 9,863 | | 1,863 |
| **Total Current Liabilities** | | **233,483** | | **117,369** |
| **Long-Term Liabilities** | | | | |
| Due to Member - JB | | 21,030 | | 21,030 |
| **Total Long-Term Liabilities** | | **21,030** | | **21,030** |
| **Total Liabilities** | $ | **254,513** | $ | **138,399** |
| Stockholders' equity | | | | |
| Common Stock, $0.00001 par value; 6,000,000 authorized; 3,967,282 issued and outstanding as of December 31, 2021 | | 40 | | 38 |
| Additional Paid in Capital- Common | | 114,962 | | 114,962 |
| Additional Paid in Capital- Class C Reg A Common Stock | | 1,605,811 | | - |
| Additional Paid in Capital- Class C Reg D Common Stock | | 150,000 | | - |
| Retained Earnings | | (897,697) | | (218,523) |
| **Total Stockholders' Equity** | | **973,116** | | **(103,523)** |
| **Total Liabilities and Stockholders' Equity** | $ | **1,227,629** | $ | **34,876** |

**The accompanying footnotes are an integral part of the financial statements.**

FS-6

**Armed Forces Brewing Company, Inc.**
**INCOME STATEMENT**
**Years Ending December 31, 2021 and 2020**
**(Audited)**

| | 2021 | 2020 |
|---|---|---|
| Revenues | $ 85,782 | $ 12,843 |
| Cost of revenues | 95,341 | 22,978 |
| **Net Profit** | **(9,559)** | **(10,135)** |
| | | |
| **Operating Expenses** | | |
| General and administrative | 108,210 | 3,181 |
| Advertising and Marketing | 145,971 | 12,375 |
| Payroll | 164,400 | - |
| Professional Services | 170,162 | 42,611 |
| Events | 32,813 | - |
| Sponsorship | 40,000 | - |
| **Total Operating Expenses** | **661,555** | **58,167** |
| | | |
| **Other Income (Expense)** | | |
| Depreciation and Amortization | (60) | (783) |
| Other income/expense | - | 3,093 |
| Interest Expense | (8,000) | (1,863) |
| **Total Operating Expenses** | **(8,060)** | **446** |
| | | |
| **Net Income (Loss)** | **$ (679,174)** | **$ (67,856)** |

**The accompanying footnotes are an integral part of the financial statements.**

FS - 7

**Armed Forces Brewing Company, Inc.**

**STATEMENT OF STOCKHOLDERS' EQUITY**

**Years Ending December 31, 2021 and 2020**

**(Audited)**

| | Common Stock | | Additional Paid in Capital | Retained Earnings | Total Stockholders' Deficit |
|---|---|---|---|---|---|
| | Shares | Value ($ par) | | | |
| **Balance as of December 31, 2019** | **3,750,000** | **38** | **114,962** | **(150,667)** | **(35,667)** |
| Net loss | - | - | - | (67,856) | **(67,856)** |
| **Balance as of December 31, 2020** | **3,750,000** | **38** | **114,962** | **(218,523)** | **(103,524)** |
| Issuance of Common Stocks | 217,283 | 2 | 1,755,811 | - | **1,755,813** |
| Net loss | - | - | - | (679,174) | **(679,174)** |
| **Balance as of December 31, 2021** | **3,967,283** | **40** | **1,870,773** | **(897,697)** | **973,116** |

**The accompanying footnotes are an integral part of the financial statements.**

FS-8

**Armed Forces Brewing Company, Inc.**
**STATEMENTS OF CASH FLOWS**
**Years Ending December 31, 2021 and 2020**
**(Audited)**

| | 2021 | 2020 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Income (Loss) | $ (679,174) | $ (67,855) |
| Adjustments to reconcile net income (loss) to net cash provided by operations: | | |
| Depreciation & Amortization | 60 | 783 |
| Interest Expense | 8,000 | 1,863 |
| Changes in operating assets and liabilities: | | |
| (Increase)/Decrease in accounts receivable | (4,232) | (6,305) |
| (Increase)/Decrease in inventory | (61,933) | - |
| Increase/(Decrease) in accounts payable | 3,284 | (6,268) |
| Increase/(Decrease) in accruals | 104,830 | - |
| **Net cash provided by (used in) operating activities** | **(629,164)** | **(77,782)** |
| **Cash Flows from Investing Activities** | | |
| Write off of obsolete fixed assets | 1,776 | - |
| Acquisition of equipment | - | (1,415) |
| Acquisition of patent and trademarks | - | (1,800) |
| **Net cash used in investing activities** | **1,776** | **(3,215)** |
| **Cash Flows from Financing Activities** | | |
| Issuance of Common Stock | 1,755,811 | |
| Proceed from issuance of Convertible Notes | - | 100,000 |
| Proceed from loans from members | - | 114 |
| **Net cash used in financing activities** | **1,755,811** | **100,114** |
| **Net change in cash and cash equivalents** | **1,128,423** | **19,117** |
| Cash and cash equivalents at beginning of period | 18,962 | (155) |
| **Cash and cash equivalents at end of period** | **$ 1,147,385** | **$ 18,962** |

**The accompanying footnotes are an integral part of the financial statements.**

FS-9

**ARMED FORCES BREWING COMPANY, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2021 AND 2020**
**(Audited)**

## NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Armed Forces Brewing Company, Inc. (which may be referred to as the "Company", "we," "us," or "our") was formed in Delaware on January 11, 2019 (See Note 2 – Principles of Combination). The Company had undergone an entity classification change and restructuring from an LLC (Seawolf Brewing Company LLC) to a Corporation (Seawolf Brewing Company, Inc.) with a subsequent name change to Armed Forces Brewing Company, Inc. The Company is a brewery that was founded in the spirit of the U.S. military. The Company's headquarters are in Annapolis, MD.

Since Inception, the Company has relied on contributions from owners and securing loans to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), and funds from revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – PRINCIPLES OF COMBINATION

Prior to the Company being formed, some of the Company's founders had previously formed Seawolf Brewery, LLC, a Delaware Limited Liability Company on June 4, 2015 for the purpose of opening a restaurant and a companion brewery in Annapolis, Maryland. When that business plan proved to not be viable, the founders of the Company created a new entity called Seawolf Brewing Company LLC, formed as a Delaware Limited Liability Company on January 11, 2019. On August 21, 2020, Seawolf Brewing Company LLC converted into Seawolf Brewing Company Inc., a Delaware Corporation. Subsequently on December 4, 2020, the founders changed the name of Seawolf Brewing Company Inc. to Armed Forces Brewing Company Inc. The accompanying combined financial statements are presented on a combination of interest basis for the years ending December 31, 2019 and 2018. The financials are presented at each entity's respective historical accounting basis. On February 1, 2021, Seawolf Brewery LLC entered into an assignment agreement to assign certain assets to Armed Forces Brewing Co. Inc., including but not limited to assigned trademarks, intellectual property, and exclusive right to grant licenses and rights with respective to the intellectual property. Other than this assignment, Seawolf Brewery LLC has remained dormant since the creation of the entity that is now Armed Forces Brewing Company Inc. until the dissolution of the entity in 2021.

## NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

FS-10

**Risks and Uncertainties**

**Concentration of Credit Risk**

**Cash and Cash Equivalents**

**Receivables and Credit Policy**

Trade receivables from wholesale customers via the Company's third-party logistics provider Peabody Heights are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. Receivable balance as of December 31, 2021 and 2020 was $16,631 and $12,398, respectively. No allowance has been recorded, as the Company expects to be repaid in full during 2022.

**Inventories**

Inventories consist of raw materials, work in process and finished goods. Raw materials, which principally consist of hops, malts, barley, other brewing ingredients, and packaging materials, are stated at the lower of cost (first-in, first-out) or net realizable value. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor, and manufacturing overhead. Work in process is beer held in tanks prior to packaging. Finished goods include retail merchandise and packaged beer. A significant change in the timing or level of demand for certain products, as compared to forecasted amounts, may result in recording provisions for excess or expired inventory in the future. As of December 31, 2021 and 2020, the Company had inventory on hand of $61,933 and $0, respectively.

**Fixed Assets**

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

FS-11

current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

**Fair Value Measurements**

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

**Income Taxes**

**Revenue Recognition**

**Shipping and Handling**

The Company records freight costs billed to customers for shipping and handling as revenue. Shipping and handling expense related to costs incurred to deliver product are recognized within cost of revenue. The Company accounts for shipping and handling activities that occur after control has transferred as a fulfillment cost rather than a separate performance obligation, and the costs of shipping and handling are recognized concurrently with the related revenue.

**Organizational Costs**

FS-12

**Advertising**

The Company expenses advertising costs as they are incurred. Such costs approximated $145,971 and $12,375, respectively, for the years ended December 31, 2021 and 2020. The large increase in advertising expense was due to a new sponsorship agreement with Navy Football.

**Recent Accounting Pronouncements**

**NOTE 4 – FIXED ASSETS**

Fixed assets on December 31, 2021 and 2020 consists of the following:

| | 2021 | 2020 |
|---|---|---|
| Kegs | - | $ 2,169 |
| Taps | - | $ 1,415 |
| Accumulated Depreciation | - | $ (1,808) |
| Total | - | $ 1,777 |

Depreciation expenses totaled $0 and $723 for the years ended December 31, 2021 and 2020, respectively.

During November 2020, the Company capitalized costs incurred for patents and trademarks in the amount of $1,800 and recorded total amortization expense of $60 and $60, for the years ended December 31, 2021 and 2020, respectively.

**NOTE 5 – INVENTORIES**

Inventory on December 31, 2021 and 2020 consists of the following:

| | 2021 | 2020 |
|---|---|---|
| Finished Goods | 61,933 | - |
| Total | $ 61,933 | - |

**NOTE 6 –LOANS**

**Related Party Loans**

From time to time, the founders of the Company issues loans to the Company to fund the business. No repayments were made in the year 2021. As of December 31, 2021 and 2020, the balance of the loans is $21,030.

FS-13

**Convertible Notes**

In October 2020, the Company issued a convertible note totaling $100,000 ("2020 Notes"). The 2020 Notes are automatically convertible into common stock on the completion of an equity financing event of not less than $1,000,000 ("Qualified Financing"). The conversion price is the lesser of 80% of the price per unit of common stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $30,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing. The 2020 Notes mature on October 7, 2022 at which time the notes issued automatically convert into common stock. As of December 31, 2021 and 2020, the convertible note is still outstanding and has accrued $9,863 and $1,863 accumulated interest, respectively.

**NOTE 7 – INCOME TAXES**

The Company has filed its income tax return for the period ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

**NOTE 8 – EQUITY**

**Common Stock**

Upon conversion from Seawolf Brewing Company LLC to Armed Forces Brewing Company Inc. (see Note 2), the Company converted majority membership units to common shares at a 1:742 unit to share ratio. The Company authorized 6,000,000 shares, $0.00001 par value.

In 2021 the Company held a Regulation A+ offering to outside investors. The shares were priced at $10 a share with a valuation cap of $37,500,000. During the year the Company issued 198,533 shares.

Also, in 2021 the Company held a Reg D offering to outside investors. The shares were priced at $8 a share with a valuation cap of $37,500,000. During the year the Company issued 18,750 shares.

As of December 31, 2021 and 2020, the Company had 3,967,282 and 3,750,000 shares issued and outstanding, respectively.

**NOTE 9 – COMMITMENTS AND CONTINGENCIES**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

**NOTE 10 – SUBSEQUENT EVENTS**

FS-14

**Upcoming Distribution Agreements**

In 2022 the Company has entered into a new distribution agreement with HEB supermarkets in which HEB will be distributing the Company's beer at 200 locations in the state of Texas.

**Management's Evaluation**

Management has evaluated subsequent events through April 25, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

PART III: EXHIBITS

Index and Links to Exhibits

Description	Exhibit
Amended Broker-Dealer Services Agreement with Cultivate Capital Group LLC	1A-1
Charters (including amendments) https://www.sec.gov/Archives/edgar/data/1832987/000183298721000008/charter.htm	1A-2A
Bylaws https://www.sec.gov/Archives/edgar/data/1832987/000183298721000008/charter.htm	1A-2B
Form Of Subscription Agreement	1A-4
Material Contracts https://www.sec.gov/Archives/edgar/data/1832987/000183298721000008/materialcontracts.htm	1A-6
Escrow Agreement	1A-8
Consent of Independent Auditor https://www.sec.gov/Archives/edgar/data/1832987/000183298722000005/auditorsconsent.htm	1A-11
Legal Opinion of Kendall Almerico https://www.sec.gov/archives/edgar/data/1832987/000183298721000008/legalopinion.htm	1A-12

____________________________________________________________________

EXHIBIT 1A-1

AMENDED BROKER-DEALER SERVICES AGREEMENT

WITH CULTIVATE CAPITAL GROUP LLC

____________________________________________________________________

Amended Broker-Dealer Agreement

This agreement (together with exhibits and schedules, the “Agreement”) is entered into by and between Armed Forces Brewing Company, Inc. (“Client”), a Delaware Corporation, and Cultivate Capital Group LLC f/k/a BW Network Securities LLC, a Delaware Limited Liability Company (“Cultivate”). Client and Cultivate agree to be bound by the terms of this Agreement, effective as of January 24, 2022 (the “Effective Date”):

Whereas, Cultivate is a registered broker-dealer providing services in the equity and debt securities market, including offerings conducted via SEC approved exemptions such as Reg D 506(b), 506(c), Regulation A+, Reg CF and others;

Whereas, Client is offering securities directly to the public in an offering exempt from registration under Regulation A (the “Offering”); and

Whereas, Client recognizes the benefit of having Cultivate as a service provider for investors who participate in the Offering (“Investors”).

Now, Therefore, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.Appointment, Term, and Termination

a.Client hereby engages and retains Cultivate to provide operations and compliance services at Client’s discretion.

b.The Agreement will commence on the Effective Date and will remain in effect for a period of twelve (12) months and will renew automatically for successive renewal terms of twelve (12) months each unless any party provides notice to the other party of non-renewal at least sixty (60) days prior to the expiration of the current term. If Client defaults in performing the obligations under this Agreement, the Agreement may be terminated (i) upon sixty (60) days written notice if Client fails to perform or observe any material term, covenant or condition to be performed or observed by it under this Agreement and such failure continues to be unremedied, (ii) upon written notice, if any material representation or warranty made by either Provider or Client proves to be incorrect at any time in any material respect, (iii) in order to comply with a Legal Requirement, if compliance cannot be timely achieved using commercially reasonable efforts, after providing as much notice as practicable, or (iv) upon thirty (30) days’ written notice if Client or Cultivate commences a voluntary proceeding seeking liquidation, reorganization or other relief, or is adjudged bankrupt or insolvent or has entered against it a final and unappeable order for relief, under any bankruptcy, insolvency or other similar law, or either party executes and delivers a general assignment for the benefit of its creditors. The description in this section of specific remedies will not exclude the availability of any other remedies. Any delay or failure by Client to exercise any right, power, remedy or privilege will not be construed to be a waiver of such right, power, remedy or privilege or to limit the exercise of such right, power, remedy or privilege. No single, partial or other exercise of any such right, power, remedy or privilege will preclude the further exercise thereof or the exercise of any other right, power, remedy or privilege. All terms of the Agreement, which should reasonably survive termination, shall so survive, including, without limitation, limitations of liability and indemnities, and the obligation to pay Fees relating to Services provided prior to termination.

2.Services. Cultivate will perform the services listed on Exhibit A attached hereto and made a part hereof, in connection with the Offering (the “Services”) unless otherwise agreed to in writing by the parties.

3.Compensation. As compensation for the Services, Client shall pay to Cultivate a fee equal to 5% on the aggregate amount raised by the Client. This will only start after FINRA Corporate Finance issues a No Objection Letter for the offering. Client authorizes Cultivate to deduct the fee directly from the Client’s third party escrow or payment account.

As additional compensation for the Services, Client shall grant to Cultivate five-year warrants to acquire for an exercise price of $0.00, a number of Class C shares equal to 3% of the aggregate amount raised by the Client on or after October 1, 2022. This will only start after FINRA Corporate Finance issues a No Objection Letter for the offering.

4.Regulatory Compliance

a.Client and all its third party providers shall at all times (i) comply with direct requests of Cultivate; (ii) maintain all required registrations and licenses, including foreign qualification, if necessary; and (iii) pay all related fees and expenses, in each case that are necessary or appropriate to perform their respective obligations under this Agreement. Client shall comply with and adhere to all Cultivate policies and procedures.

b.Client and Cultivate will have the shared responsibility for the review of all documentation related to the Transaction but the ultimate discretion about accepting a client will be the sole decision of the Client. Each Investor will be considered to be that of the Client’s and NOT Cultivate.

c.Client and Cultivate will each be responsible for supervising the activities and training of their respective sales employees, as well as all of their other respective employees in the performance of functions specifically allocated to them pursuant to the terms of this Agreement.

d.Client and Cultivate agree to promptly notify the other concerning any material communications from or with any Governmental Authority or Self Regulatory Organization with respect to this Agreement or the performance of its obligations, unless such notification is expressly prohibited by the applicable Governmental Authority.

5.Role of Cultivate. Client acknowledges and agrees that Client will rely on Client’s own judgment in using Cultivate’ Services. Cultivate (i) makes no representations with respect to the quality of any investment opportunity or of any issuer; (ii) does not guarantee the performance to and of any Investor; (iii) will make commercially reasonable efforts to perform the Services in accordance with its specifications; (iv) does not guarantee the performance of any party or facility which provides connectivity to Cultivate; and (v) is not an investment adviser, does not provide investment advice and does not recommend securities transactions and any display of data or other information about an investment opportunity, does not constitute a recommendation as to the appropriateness, suitability, legality, validity or profitability of any transaction. Nothing in this Agreement should be construed to create a partnership, joint venture, or employer-employee relationship of any kind.

6.Indemnification.

a.Indemnification by Client. Client shall indemnify and hold Cultivate, its affiliates and their representatives and agents harmless from, any and all actual or direct losses, liabilities, judgments, arbitration awards, settlements, damages and costs (collectively, “Losses”), resulting from or arising out of any third party suits, actions, claims, demands or similar proceedings (collectively, “Proceedings”) to the extent they are based upon (i) a breach of this Agreement by Client, (ii) the wrongful acts or omissions of Client, or (iii) the Offering.

b.Indemnification by Cultivate. Cultivate shall indemnify and hold Client, Client’s affiliates and Client’s representatives and agents harmless from any Losses resulting from or arising out of Proceedings to the extent they are based upon (i) a breach of this Agreement by Cultivate or (ii) the wrongful acts or omissions of Cultivate or its failure to comply with any applicable federal, state, or local laws, regulations, or codes in the performance of its obligations under this Agreement.

c.Indemnification Procedure. If any Proceeding is commenced against a party entitled to indemnification under this section, prompt notice of the Proceeding shall be given to the party obligated to provide such indemnification. The indemnifying party shall be entitled to take control of the defense, investigation or settlement of the Proceeding and the indemnified party agrees to reasonably cooperate, at the indemnifying party's cost in the ensuing investigations, defense or settlement.

7.Notices. Any notices required by this Agreement shall be in writing and shall be addressed, and delivered or mailed postage prepaid, or faxed or emailed to the other parties hereto at such addresses as such other parties may designate from time to time for the receipt of such notices. Until further notice, the address of each party to this Agreement for this purpose shall be the following:

If to the Client:

Armed Forces Brewing Company, Inc.

1420 Catlyn Place

Annapolis, MD 21401

Tel: 410-999-4117

Attn: Alan Beal, CEO

If to Cultivate:

Cultivate Capital Group LLC

80 Broad Street, 5th Floor

New York, NY 10004

Attn: Keith Bliss, CEO

Tel: (212) 381-1977

k.bliss@cultivatecapital.org

8.Confidentiality and Mutual Non-Disclosure:

a.Confidentiality.

i.Included Information. For purposes of this Agreement, the term “Confidential Information” means all confidential and proprietary information of a party, including but not limited to (i) financial information, (ii) business and marketing plans, (iii) the names of employees and owners, (iv) the names and other personally-identifiable information of users of the third-party provided online fundraising platform, (v) security codes, and (vi) all documentation provided by Client or Investor.

ii.Excluded Information. For purposes of this Agreement, the term “confidential and proprietary information” shall not include (i) information already known or independently developed by the recipient without the use of any confidential and proprietary information, or (ii) information known to the public through no wrongful act of the recipient.

iii.Confidentiality Obligations. During the Term and at all times thereafter, neither party shall disclose Confidential Information of the other party or use such Confidential Information for any purpose without the prior written consent of such other party. Without limiting the preceding sentence, each party shall use at least the same degree of care in safeguarding the other party’s Confidential Information as it uses to safeguard its own Confidential Information. Notwithstanding the foregoing, a party may disclose Confidential Information (i) if required to do by order of a court of competent jurisdiction, provided that such party shall notify the other party in writing promptly upon receipt of knowledge of such order so that such other party may attempt to prevent such disclosure or seek a protective order; or (ii) to any applicable governmental authority as required by applicable law. Nothing contained herein shall be construed to prohibit the SEC, FINRA, or other government official or entities from obtaining, reviewing, and auditing any information, records, or data. Issuer acknowledges that regulatory record-keeping requirements, as well as securities industry best practices, require Provider to maintain copies of practically all data, including communications and materials, regardless of any termination of this Agreement.

9.Miscellaneous.

a.ANY DISPUTE OR CONTROVERSY BETWEEN THE CLIENT AND PROVIDER RELATING TO OR ARISING OUT OF THIS AGREEMENT WILL BE SETTLED

BY ARBITRATION BEFORE AND UNDER THE RULES OF THE ARBITRATION COMMITIEE OF FINRA.

b.This Agreement is non-exclusive and shall not be construed to prevent either party from engaging in any other business activities

c.This Agreement will be binding upon all successors, assigns or transferees of Client. No assignment of this Agreement by either party will be valid unless the other party consents to such an assignment in writing. Either party may freely assign this Agreement to any person or entity that acquires all or substantially all of its business or assets. Any assignment by the either party to any subsidiary that it may create or to a company affiliated with or controlled directly or indirectly by it will be deemed valid and enforceable in the absence of any consent from the other party.

d.Neither party will, without prior written approval of the other party, place or agree to place any advertisement in any website, newspaper, publication, periodical or any other media or communicate with the public in any manner whatsoever if such advertisement or communication in any manner makes reference to the other party, to any person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control, with the other party and to the clearing arrangements and/or any of the Services embodied in this Agreement. Client and Cultivate will work together to authorize and approve co-branded notifications and client facing communication materials regarding the representations in this Agreement. Notwithstanding any provisions to the contrary within, Client agrees that Cultivate may make reference in marketing or other materials to any transactions completed during the term of this Agreement, provided no personal data or Confidential Information is disclosed in such materials.

e.THE CONSTRUCTION AND EFFECT OF EVERY PROVISION OF THIS AGREEMENT, THE RIGHTS OF THE PARTIES UNDER THIS AGREEMENT AND ANY QUESTIONS ARISING OUT OF THE AGREEMENT, WILL BE SUBJECT TO THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party

f.If any provision or condition of this Agreement will be held to be invalid or unenforceable by any court, or regulatory or self-regulatory agency or body, the validity of the remaining provisions and conditions will not be affected and this Agreement will be carried out as if any such invalid or unenforceable provision or condition were not included in the Agreement.

g.This Agreement sets forth the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreement relating to the subject matter herein. The Agreement may not be modified or amended except by written agreement.

h.This Agreement may be executed in multiple counterparts and by facsimile or electronic means, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

[SIGNATURES APPEAR ON FOLLOWING PAGE(S)]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CLIENT: Armed Forces Brewing Company, Inc.

By_______________________________

Name:Alan Beal

Its: CEO

Cultivate Capital Group LLC:

By_______________________________

Name:Keith Bliss

Its:CEO

Exhibit A

Services:

Cultivate Responsibilities – Cultivate agrees to:

i.Review investor information, including KYC (Know Your Customer) data, perform AML (Anti-Money Laundering) and other compliance background checks, and provide a recommendation to Client whether or not to accept investor as a customer of the Client;

ii.Review each investors subscription agreement to confirm such Investors participation in the offering, and provide a determination to Client whether or not to accept the use of the subscription agreement for the Investors participation;

iii.Contact and/or notify the issuer, if needed, to gather additional information or clarification on an investor;

iv.Not provide any investment advice nor any investment recommendations to any investor;

v.Keep investor details and data confidential and not disclose to any third-party except as required by regulators or in our performance under this Agreement (e.g. as needed for AML and background checks);

vi.Coordinate with third party providers to ensure adequate review and compliance.

EXHIBIT B SAMPLE WARRANT

WARRANT

THIS WARRANT HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES LAWS OF ANY STATE. IT MAY NOT BE SOLD, TRANSFERRED OR PLEDGED OTHER THAN AS STATED HEREIN, IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL (WHICH MAY BE COUNSEL FOR THE COMPANY) REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE, TRANSFER OR PLEDGE IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT. COPIES OF THE AGREEMENT COVERING THE PURCHASE OF THIS WARRANT AND RESTRICTING ITS TRANSFER MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS WARRANT TO THE SECRETARY OF THE CORPORATION AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY.

1.Number and Price of Shares Subject to Warrant. For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the signatures of the parties to this Warrant below, subject to the terms and conditions set forth, Cultivate Capital Group. LLC (the "Holder") or its assignees are entitled to subscribe for and purchase from Armed Forces Brewing Company, Inc., a Delaware Corporation (the "Company") its successors or assigns, at any time after the date hereof and on or before the close of business on the five year anniversary of the qualification date of the Company's Regulation A offering by the Securities and Exchange Commission (unless this Warrant is earlier terminated pursuant to Section 11), 22,500 shares (which number of shares is subject to adjustment as described below) of fully paid and non-assessable Class C Common Stock of the Company (the "Warrant Shares") upon surrender hereof at the principal office of the Company and, at the election of the Holder hereof, upon either (i) payment of the purchase price at said office in cash or by check, (ii) the cancellation of any present or future indebtedness from the Company to the holder hereof in a dollar amount equal to the purchase price of the Class C Common Stock for which the consideration is being given, or (iii) tender of a notice as provided in the net issue exercise provisions of Section 6(b) hereof subject to adjustment as hereinafter provided, the purchase price of one share of Class C Common Stock (or such securities as may be substituted for one share of Class C Common Stock pursuant to the provisions hereinafter set forth shall be $0.00. The purchase price of one share of Class C Common Stock (or such securities as may be substituted for one share of Class C Common Stock pursuant to the provisions hereinafter set forth) payable from time to time upon the exercise of this Warrant (whether such price be the price specified above or an adjusted price determined as hereinafter provided) is referred to herein as the "Warrant Price."

The number of shares of Class C Common stock above has been determined by multiplying the amount raised in Armed Forces Brewing Company Inc.’s Regulation A offering times 3% pursuant to the Broker-Dealer Services Agreement dated September 30, 2022, then dividing that number by $10.00, the offering price of the Class C Common shares in the Regulation A offering. For the avoidance of doubt, this Warrant may be exercised for $0.00 per share of Class C Common stock.

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2.Adjustment of Warrant Price and Number of Shares. The number and kind of securities issuable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a)Adjustment for Dividends in Stock or Other Securities or Property. In case at any time or from time to time on or after the date hereof the holders of the Class C Common Stock of the Company (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received, or, on or after the record date fixed for the determination of eligible securityholders, shall have become entitled to receive, without payment therefor, other or additional stock or other securities or property (other than cash) of the Company by way of dividend, then and in each case, the holder of this Warrant shall, upon the exercise hereof, be entitled to receive, in addition to the number of shares of Class C Common Stock receivable thereupon, and without payment of any additional consideration there for, the amount of such other or additional stock or other securities or property (other than cash) of the Company which such holder would hold on the date of such exercise had it been the holder of record of such Class C Common Stock on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and/or all other additional stock available by it as aforesaid during such period, giving effect to all adjustments called for during such period by paragraphs (b) and (c) of this Section 2.

(b)Adjustment for Reclassification, Reorganization or Merger. In case of any reclassification or change of the outstanding securities of the Company or of any reorganization of the Company (or any other corporation the stock and securities of which are at the time receivable upon the exercise of this Warrant) or any similar corporate reorganization on or after the date hereof, then and in each such case the holder of this Warrant, upon the exercise hereof at any time after the consummation of such reclassification, change, reorganization, merger or conveyance, shall be entitled to receive, in lieu of the stock or other securities and property receivable upon the exercise hereof prior to such consummation, the stock or other securities or property to which such holder would have been entitled upon such consummation if such holder had exercised this Warrant immediately prior thereto , all subject to further adjustment as provided in paragraphs (a) and (c); and in each such case, the terms of this Section 2 shall be applicable to the shares of stock or other securities properly receivable upon the exercise of this Warrant after such consummation.

(c)Stock Splits and Reverse Stock Splits. If at any time on or after the date hereof the Company shall subdivide its outstanding shares of Class C Common Stock into a greater number of shares, the Warrant Price in effect immediately prior to such subdivision shall thereby be proportionately reduced and the number of shares receivable upon exercise of the Warrant shall thereby be proportionately increased; and, conversely, if at any time on or after the date hereof the outstanding number of shares of Class C Common Stock shall be combined into a smaller number of shares, the Warrant Price in effect immediately prior to such combination shall thereby be proportionately increased and the number of shares receivable upon exercise of this Warrant shall thereby be proportionately decreased.

3. No Fractional Shares. No fractional shares of Class C Common Stock will be issued in connection with any exercise hereunder. In lieu of any fractional shares which would otherwise be

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issuable , the Company shall pay cash equal to the product of such fraction multiplied by the fair market value of one share of Class C Common Stock on the date of exercise, as determined in good faith by the Company's Board of Directors.

4.No Shareholder Rights. This Warrant shall not entitle its holder to any of the rights of a securityholder of the Company.

5. Reservation of Stock. The Company covenants that during the period this Warrant is exercisable, the Company will reserve from its authorized and unissued Class C Common Stock a sufficient number of shares to provide for the issuance of Class C Common Stock upon the exercise of this Warrant. The Company agrees that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing Stock certificates to execute and issue the necessary certificates for shares of Class C Common Stock upon the exercise of this Warrant.

6.Exercise of Warrant.

(a)Method of Exercise. This Warrant may be exercised by the Holder hereof, in whole or in part and from time to time, by the surrender of this Warrant at the principal office of the Company, accompanied by payment to the Company, by check, of an amount equal to the then applicable Warrant Price per share multiplied by the number of shares of Class C Common Stock then being purchased. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above, and the person entitled to receive the shares of Class C Common Stock issuable upon such exercise shall be treated for all purposes as the Holder of such shares of record as of the close of business on such date. As promptly as practicable on or after such date and in any event within five (5) business days thereafter, the Company at its expense shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates (or in the case or uncertificated securities, written proof that the uncertificated securities have been transferred, in book entry form, to Holder) for the number of full shares of Class C Common Stock issuable upon such exercise, together with cash in lieu of any fraction of a share as provided above, and, unless this Warrant has been fully exercised or has expired, a new Warrant representing the portion of the shares of Class C Common Stock, if any, with respect to which this Warrant shall not have been exercised, shall also be issu ed to the holder hereof the shares of Class C Common Stock issuable upon exercise hereof shall, upon their issuance, be fully paid and nonassessable.

(b)Net Issue Exercise.

(i)In lieu of exercising this Warrant in the manner provided above in Section 6(a), holder may elect to receive shares equal to the value of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with notice of such election in which event the Company shall issue to holder a number of shares of the Company's Class C Common Stock computed using the following formula:

X = Y(A-B)

                                   A

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Where

X = The number of shares of Class C Common Stock to be issued to holder.

Y = The number of shares of Class C Common Stock purchasable under this Warrant (at the date of such calculation).

A= The fair market value of one share of the Company's Class C Common Stock (at the date of such calculation).

B = The Warrant Price (as adjusted to the date of such calculation) .

(ii)For purposes of this Section 6(b), fair market value of the Company's Class C Common Stock shall mean the price per share which the Company could obtain from a willing buyer for the shares sold by the Company from authorized but unissued shares, as such price shall be determined in good faith by the Board of Directors of the Company.

(iii)In the event the holder elects to exercise the Warrant without use of the net issue right set forth in Section 6(b)(i), the Company shall have the option to not accept cash from the holder and in lieu thereof issue shares pursuant to the net issue formula set forth above.

7.Certificate of Adjustment. Whenever the Warrant Price or number or type of securities issuable upon exercise of this Warrant is adjusted, as herein provided, the Company shall promptly deliver to the record holder of this Warrant a certificate of an officer of the Company setting forth the nature of such adjustment and a brief statement of the facts requiring such adjustment.

8.Transfer of Warrant. This Warrant may not be transferred by the Holder without the written consent of the Company. Notwithstanding the foregoing, no such consent shall be necessary for a transfer of all or part of this Warrant by such Holder to a present or former shareholder , employee, independent contractor or partner of such Holder, if the transferee or transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holder hereunder.

9.Replacement of Warrants. On receipt of evidence reasonably satisfactory to the Company of the loss, theft or destruction of any Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

10.Securities Law. As a condition to exercise of this Warrant, Holder shall be required to make such representations and warranties and execute such documents as reasonably requested by the Company in order for the Company to perfect an exemption from the registration and qualification requirements of applicable securities laws.

11. Termination. This Warrant (and the right to purchase securities upon exercise hereof) shall terminate upon the earliest of (a) the close of business on the five year anniversary of the qualification date of the Company's Regulation A offering or (b) the consummation of a sale, merger or the like of the Company or an initial public offering of the Company. Should a sale, merger or the like of the Company, or an initial public offering of the Company, be close to consummation, the Company shall give Holder adequate written notice in advance of said sale,

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merger or the like of the Company or an initial public offering of the Company so Holder may have adequate notice to exercise this Warrant.

12.Lock-Up Restriction. If this Warrant or any common or preferred stock, options, and other equity securities of the Company is (a) acquired by the Holder or a related person during 180 days prior to the required filing date of a public equity offering of the Company, or (b) acquired after the required filing date of the registration statement of a public equity offering of the Company and deemed to be underwriting compensation by FINRA, it shall not be sold during the public equity offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of the sale of the public offering, except as provided below.

13.Notwithstanding paragraph 12 above, the following shall not be prohibited, insofar as all securities so transferred remain subject to the lock-up restriction in paragraph 12 above for the remainder of the time period:

(a)the transfer of any security:

(i)by operation of law or by reason of reorganization of the Company;

(ii)to any registered member or affiliate of said registered member participating in the public equity offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restrictions above for the remainder of the time period. The Warrants received or to be received by Cultivate and related persons in connection with this Offering will comply with transfer restrictions pursuant to FINRA Rule 5110(g)(2)(A)(ii).

(iii)if the aggregate amount of securities of the Company held by the Holder and related persons do not exceed 1% of the securities being offered in the public equity offering;

(iv)that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating FINRA member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund;

(v)that is not an item of value under applicable FINRA rules;

(vi)that is eligible for the limited filing requirement and has not been deemed to be underwriting compensation under applicable FINRA rules;

(vii)that was previously but is no longer subject to the lock-up restriction under applicable FINRA rules in connection with a prior public equity offering (or a lock up restriction in the predecessor rule), provided that if the prior restricted period has not been completed, the security will continue to be subject to such prior restriction until it is completed; or

(viii)that was acquired subsequent to the issuer's initial public offering in a transaction exempt from registration under Securities Act Rule 144A.

(b)the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction above for the remainder of the time period.

14.Miscellaneous. This Warrant shall be governed by the laws of the State of New York. The

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headings in this Warrant are for purposes of convenience and reference only and shall not be deemed to constitute a part hereof Neither this Warrant nor any term hereof may be changed, waived , discharged or terminated orally but only by an instrument in writing signed by the Company and the registered holder hereof all notices and other communications from the Company to the holder of this Warrant shall be mailed by first class registered or certified mail, postage prepaid, to the address furnished to the Company in writing by the last holder of this Warrant who shall have furnished an address to the Company in writing. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provisions. The language in this Warrant shall be construed as to its fair meaning , and not strictly for or against the Company or the holder. This Warrant sets forth the final, complete and exclusive statement of the terms and conditions between the parties pertaining to the subject matter of this Warrant and supersedes all prior and contemporaneous agreements or understandings with respect thereto.

ARMED FORCES BREWING COMPANY, INC.

By:

Title: _______________________________

Accepted:CULTIVATE CAPITAL GROUP, LLC

By:

Title:______________________________

Date:_____________________________

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NOTICE OF EXERCJSE

TO:COMPANY

The undersigned hereby elects to purchase Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(1)Payment shall take the form of: _

(2)Please issue a certificate or certificates representing said Warrant Shares (or in the case or uncertificated securities, written proof that the uncertificated securities have been transferred, in book entry form, to Holder) in the name of the undersigned or in such other name as is specified below:

_______________________________

SIGNATURE OF HOLDER

_______________________________

DATE

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ASSIGNMENT FORM

(To assign the foregoing warrant, execute this form and supply required information. Do not use this form to exercise the warrant.)

All of or ____________ shares of the foregoing Warrant and all rights evidenced thereby are hereby assigned to _____________________________ for value received, whose address is _____________________.

Dated: _____________________

Holder's Signature: _____________________

Holder's Address: _____________________

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____________________________________________________________________

EXHIBIT 1A-8

ESCROWAGREEMENT

WITH NORTH CAPITAL

____________________________________________________________________

25

NORTHCAPITAL

# ESCROW AGREEMENT

This Escrow Agreement (this "**Agreement**"), effective as of the effective date set forth on the signature page hereto ("**Effective Date**"), is entered into by the following:

(i) the issuer set forth on the signature page hereto ("**Issuer**"); and

(ii) the broker-dealer for Issuer's offering set forth on the signature page hereto ("**Manager**"); and

(iii) North Capital Private Securities Corporation, a Delaware corporation, as the facilitator of escrow as set forth herein through the institution in Section 1(d) below as escrow agent ("**NCPS**").

For purposes of this Agreement: (a) the above parties other than and excluding NCPS are referred to herein as "**Issuer Party**"; (b) references to "**Issuer Party**" in this Agreement shall include references to each Issuer Party individually, together and collectively, jointly and severally; and (c) Issuer Party, collectively with NCPS, are referred to herein as the "**Parties**" and each, a "**Party**".

The following Exhibits are incorporated by reference into this Agreement:

Exhibit A – Contingent Offering (if applicable)
Exhibit B – Fees and Expenses

## Recitals

A. NCPS is a broker-dealer registered with the U.S. Securities and Exchange Commission ("**SEC**") and a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**") and the Securities Investor Protection Corporation ("**SIPC**").

B. Issuer Party is engaging NCPS to serve as the facilitator of escrow as set forth herein through the institution in Section 1(d) below as escrow agent in connection with Issuer's sale of debt, equity or hybrid securities ("**Securities**") in an offering exempt from registration under the U.S. Securities Act of 1933, as amended ("**Securities Act**"), pursuant to Rule 506(b) of Regulation D, 506(c) of Regulation D, Regulation A or Regulation Crowdfunding, as indicated on the signature page hereto ("**Offering**").

C. In accordance with the private placement memorandum, offering memorandum, Form 1-A or Form C applicable to the Offering provided by Issuer Party for dissemination to investors in connection with the Offering ("**Offering Document**"), subscribers to the Securities ("**Subscribers**") will be required to submit full payment for their respective investments at the time they enter into subscription agreements.

D. In accordance with the Offering Document, all payments by Subscribers subscribing for Securities shall be sent directly to NCPS as the facilitator of escrow as set forth herein through the institution in Section 1(d) below as escrow agent, and NCPS by this Agreement agrees to accept, hold and promptly disburse or transmit such funds deposited with it with respect thereto ("**Escrow Funds**") in accordance with the terms of this Agreement and in compliance with Rule 15c2-4 of the U.S. Securities Exchange Act of 1934, as amended ("**Exchange Act**"), and in the case of an Offering pursuant to Regulation Crowdfunding, Regulation Crowdfunding Rule 303(e), as applicable, and related SEC guidance and FINRA rules.

E. If the Offering is being made by Issuer on an "all-or-none" basis or on any other basis that contemplates payments to be made to Issuer only upon the occurrence of some further event or contingency as set forth in Exhibit A, as applicable, NCPS will promptly deposit any and all Escrow Funds NCPS receives into a separate bank escrow account as set forth in Section 1(d) below, for the persons or entities with a beneficial interest therein, until the appropriate event or contingency has occurred, at which time the Escrow Funds will be promptly transmitted to Issuer, else promptly returned to the persons or entities entitled thereto pursuant to Section 3 and 4 below.

F. NCPS will be a participant in the Offering for the limited purpose of facilitating escrow described in this Agreement, and if required by an Offering pursuant to Regulation Crowdfunding, NCPS will be the "qualified third party", as defined in Regulation Crowdfunding Rule 303(e)(2). NCPS accepts no other role and assumes no other responsibilities related to the Offering, such as managing broker-dealer, placement agent, selling group member or referring broker-dealer, unless and until the roles

1

Standard NCPS Escrow Only Agreement for Securities Offerings (v.2022.10 (rev))

26

and responsibilities are expressly delineated in a separately executed placement, managing broker, selling or referral agreement, as the case may be, if any.

In consideration of the mutual representations, warranties and covenants contained in this Agreement, the Parties, intending to incorporate the foregoing Recitals into this Agreement and to be legally bound, agree as follows:

## Agreement

1. **Definitions.** Capitalized terms used in this Agreement and not otherwise defined above or elsewhere in this Agreement shall have the meanings as set forth below:

(a) "**ACH**" means Automated Clearing House.

(b) "**Business Day**" means a calendar day other than Saturday, Sunday or any public holiday when banks are closed for business in Delaware, Pennsylvania or Utah.

(c) "**Cash Investment**" means an amount in US Dollars equal to (i) the number of Securities to be purchased by a Subscriber, multiplied by (ii) the offering price per Security as set forth in the Offering Document.

(d) "**Cash Investment Instrument**" means, in full payment of the Cash Investment for the Securities to be purchased by a Subscriber, a check, money order or similar instrument made payable by Subscriber to the order of or endorsed to the order of:

NCPS/ Armed Forces Brewing Company Inc. - Escrow Account
(Offering Name*) (Subscriber Name**)

or wire transfer or ACH transmitted by Subscriber to the following account ("**Escrow Account**"):

DS
JM

Institution: TriState Capital Bank
ABA: 043019003
Account Name: North Capital Private Securities Corporation
Account Number: 0220003339
For Further Credit To: Armed Forces Brewing Company Inc.
(Offering Name*)

____________________
(Subscriber Name**)

or, if applicable to the Offering, funds transmission by credit or debit card or ACH through and subject to the terms and conditions of NCPS's payment processing facilitation services.

*Offering Name as set forth on the signature page hereto.
**Subscriber Name as completed by Subscriber.

(e) "**Expiration Date**" means 12 months from the Effective Date, unless mutually extended by the Parties in writing (which may be via email).

(f) "**Instruction Letter**" means written instructions in a form acceptable to NCPS and executed by Issuer Party with Issuer Party directing NCPS to promptly disburse the Escrow Funds to Issuer pursuant to Section 4(a).

(g) "**Minimum Offering**" has the meaning as set forth on the signature page hereto.

(h) "**Minimum Offering Notice**" means, if applicable to an Offering, a written notification in a form acceptable to NCPS and signed by Issuer Party with Issuer Party representing to NCPS that: (i) subscriptions for at least the Minimum Offering have been received by Issuer; (ii) to the best of Issuer Party's knowledge after due inquiry and review of Issuer Party's records, Cash Investment Instruments in full payment for that number of Securities equal to or greater than the Minimum Offering have been received, deposited with and collected by NCPS; (iii) such subscriptions have not been withdrawn, rejected or otherwise terminated; and (iv) Subscribers have no statutory or regulatory rights of rescission without cause or all such rights have expired.

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(i) "**NACHA**" means National Automated Clearing House Association.

(j) "**Subscription Accounting**" means an accounting of all subscriptions for Securities received and accepted by Issuer Party as of the date of such accounting, indicating for each subscription Subscriber's name and address, the number and total purchase price of subscribed Securities, the date of receipt by Issuer of the Cash Investment Instrument and notations of any nonpayment of the Cash Investment Instrument submitted with such subscription, any withdrawal of such subscription by Subscriber, any rejection of such subscription by Issuer Party or other termination, for whatever reason, of such subscription.

2. **Appointment of Facilitator of Escrow.** Issuer Party hereby appoints NCPS to serve as the facilitator of escrow as set forth herein through the institution in Section 1(d) as escrow agent, and NCPS hereby accepts such appointment, in accordance with the terms of this Agreement. Issuer Party shall take all necessary steps to assure that all funds necessary to consummate the Transaction are deposited into the Escrow Account. Issuer Party shall not receive interest on the Escrow Funds and the Escrow Account shall be a non-interest bearing account as to Issuer Party.

3. **Deposits into Escrow Account.**

(a) Issuer Party shall direct Subscribers to, and Subscribers shall, directly deliver to NCPS all Cash Investment Instruments for deposit in the Escrow Account. Each such direction shall be accompanied by a Subscription Accounting.

ALL FUNDS DEPOSITED INTO THE ESCROW ACCOUNT PURSUANT TO THIS SECTION 3 SHALL REMAIN THE PROPERTY OF EACH SUBSCRIBER ACCORDING TO SUCH SUBSCRIBER'S INTEREST AND SHALL NOT BE SUBJECT TO ANY LIEN OR CHARGE BY NCPS OR BY JUDGMENT OR CREDITORS' CLAIMS AGAINST ISSUER PARTY UNTIL RELEASED OR ELIGIBLE TO BE RELEASED TO ISSUER IN ACCORDANCE WITH SECTION 4(a). ISSUER PARTY SHALL NOT RECEIVE CASH INVESTMENT INSTRUMENTS DIRECTLY FROM SUBSCRIBERS.

(b) Issuer Party understands and agrees that all Cash Investment Instruments received by NCPS pursuant to this Agreement are subject to collection requirements of presentment, clearing and final payment, and that the funds represented thereby cannot be drawn upon or disbursed until such time as final payment has been made and is no longer subject to dishonor. NCPS shall process each Cash Investment Instrument for collection promptly upon receipt, and the proceeds thereof shall be held as part of the Escrow Funds until disbursed in accordance with Section 4. If, upon presentment for payment, any Cash Investment Instrument is dishonored, NCPS's sole obligation shall be to notify Issuer Party of such dishonor and, if applicable, to promptly return such Cash Investment Instrument to Subscriber. Notwithstanding, if for any reason any Cash Investment Instrument is uncollectible after payment or disbursement of the funds represented thereby has been made by NCPS, Issuer Party shall immediately reimburse NCPS upon receipt from NCPS of written notice thereof, including, without limitation, any fees or expenses with respect thereto, which NCPS may collect from Issuer Party pursuant to Section 10.

(c) Upon receipt of any Cash Investment Instrument that represents payment of an amount less than or greater than the Cash Investment, NCPS's sole obligation shall be to notify Issuer Party, depending upon the source of the of the Cash Investment Instrument, of such fact and to pay to Subscriber by the same method the amount of the Cash Investment received by NCPS from such Subscriber or promptly return to Subscriber such Subscriber's Cash Investment Instrument upon receipt from Subscriber of any required payment instructions; provided that amounts in excess of $25,000 will be returned via wire transfer upon confirmation by NCPS of Subscriber's account information.

(d) NCPS shall not be obligated to accept, or present for payment, any Cash Investment Instrument that is not properly made payable or endorsed as set forth in Section 1(d).

(e) Issuer Party shall, or cause Subscriber to, provide NCPS with information sufficient to effect such return to Subscriber as outlined in this Section 3, including, without limitation, updated payment information in the event a return to Subscriber for any reason cannot be made by the same method as received by NCPS.

(f) In the event any party other than NCPS receives a Cash Investment Instrument, Issuer Party agrees to promptly, and in no event later than one Business Day after receipt, deliver or cause to be delivered such Cash Investment Instrument to NCPS for deposit into the Escrow Account.

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4. **Disbursement of Escrow Funds.**

(a) Subject to Section 3(b) and Section 10, NCPS shall promptly disburse in accordance with the Instruction Letter the liquidated value of the Escrow Funds from the Escrow Account to Issuer by wire transfer no later than one Business Day following receipt of the following documents:

(i) Minimum Offering Notice;

(ii) Subscription Accounting substantiating the fulfillment of the Minimum Offering;

(iii) Instruction Letter; and

(iv) such other certificates, notices or other documents as NCPS may reasonably require;

provided that NCPS shall not be obligated to disburse the liquidated value of the Escrow Funds to Issuer if NCPS has reason to believe that (A) Cash Investment Instruments in full payment for that number of Securities equal to or greater than the Minimum Offering have not been received, deposited with and collected by NCPS, or (B) any of the information or the certifications, representations, warranties or opinions set forth in the Minimum Offering Notice, Subscription Accounting, Instruction Letter or other certificates, notices or other documents are incorrect or incomplete. After the initial disbursement of Escrow Funds to Issuer pursuant to this Section 4(a), NCPS shall promptly disburse any additional funds received with respect to the Securities to Issuer by wire transfer no later than one Business Day after NCPS receives from or on behalf of Issuer (1) Issuer's request for closing via NCPS's online portal and (2) Issuer's written verification that the subscriptions therefor are in good order.

*Any ACH transaction must comply with all applicable laws, rules, regulations, codes and orders of applicable governmental, regulatory, judicial and law enforcement authorities and self-regulatory authorities (collectively, "**Law**"), including, without limitation, NACHA's operating rules that apply to the ACH network as in effect from time to time. NCPS is not responsible for errors in the completion, accuracy or timeliness of any transfer properly initiated by NCPS in accordance with joint written instructions occasioned by the acts or omissions of any third party financial institution or a party to the transaction, or the insufficiency or lack of availability of funds on deposit in any account.*

(b) No later than three Business Days after receipt from Subscriber of any required payment instructions and receipt by NCPS of written notice: (i) from Issuer Party that Issuer Party intends to reject a Subscriber's subscription; (ii) from Issuer Party that there will be no closing of the sale of Securities to Subscribers; (iii) from any federal or state regulatory authority that any application by Issuer to conduct a banking business has been denied; or (iv) from the SEC or any other federal or state regulatory authority that a stop or similar order has been issued with respect to the Offering Document and has remained in effect for at least 20 days, NCPS shall pay to each Subscriber by the same method the amount of the Cash Investment received by NCPS from such Subscriber or promptly return to Subscriber such Subscriber's Cash Investment Instrument; provided that amounts in excess of $25,000 will be returned via wire transfer upon confirmation by NCPS of Subscriber's account information.

(c) Notwithstanding anything to the contrary contained herein, if NCPS shall not have received an Instruction Letter on or before the Expiration Date or the Termination Date (as defined below), subject to Section 5, NCPS shall, within three Business Days after such Expiration Date or Termination Date and receipt from Subscriber of any required payment instructions, and without any further instruction or direction from Issuer Party, pay to each Subscriber by the same method the amount of the Cash Investment received by NCPS from such Subscriber or promptly return to Subscriber such Subscriber's Cash Investment Instrument; provided that amounts in excess of $25,000 will be returned via wire transfer upon confirmation by NCPS of Subscriber's account information.

(d) Issuer Party shall, or cause Subscriber to, provide NCPS with information sufficient to effect such payment or return to Subscriber as outlined in this Section 4, including, without limitation, updated payment information in the event a payment or return to Subscriber for any reason cannot be made by the same method as received by NCPS.

5. **Suspension of Performance or Disbursement Into Court.** If, at any time, (a) there shall exist any dispute between Issuer Party, NCPS, any Subscriber or any other person with respect to the holding or disposition of all or any portion of the Escrow Funds or any other obligations of NCPS hereunder, or

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(b) NCPS is unable to determine, to NCPS's reasonable satisfaction, the proper disposition of all or any portion of the Escrow Funds or NCPS's proper actions with respect to its obligations hereunder, or (c) Issuer Party has not within 30 days of NCPS's notice of resignation pursuant to Section 7 appointed a successor provider of escrow services or agent to act hereunder, then NCPS may, in its reasonable discretion, take either or both of the following actions: (i) suspend the performance of any of its obligations (including, without limitation, any disbursement obligations) under this Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of NCPS or until a successor provider of escrow services or agent shall have been appointed (as the case may be); or (ii) petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction in any venue convenient to NCPS, for instructions with respect to such dispute or uncertainty, and to the extent required or permitted by Law, pay into such court all funds held by it in the Escrow Funds for holding and disposition in accordance with the instructions of such court. NCPS shall have no liability to Issuer Party, any Subscriber or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of the Escrow Funds or any delay in or with respect to any other action required or requested of NCPS.

6. **No Commingling, Investment of Funds or Interest to Issuer Party.** NCPS shall not: (a) commingle Escrow Funds received by it in escrow with funds of others that are not Escrow Funds, including funds received by NCPS in escrow in connection with any other offering of debt, equity or hybrid securities; or (b) invest such Escrow Funds. The Escrow Funds will be held in the Escrow Account, which shall not accrue interest in favor of Issuer Party or any Subscriber.

7. **Resignation of NCPS.** NCPS may resign and be discharged from the performance of its duties hereunder at any time by giving 10 days prior written notice to Issuer Party specifying a date when such resignation shall take effect. Upon any such notice of resignation, Issuer Party shall appoint a successor provider of escrow services or agent hereunder prior to the effective date of such resignation. NCPS shall transmit all records pertaining to the Escrow Funds and shall pay all Escrow Funds to the successor provider of escrow services or agent, after making copies of such records as NCPS deems advisable. After any NCPS's resignation, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the facilitator of escrow under this Agreement.

8. **Role of NCPS as Facilitator of Escrow.**

(a) NCPS's sole responsibility as a participant in the Offering under this Agreement is as the facilitator of escrow as set forth herein through the institution in Section 1(d) as escrow agent to facilitate the safekeeping with, and disbursement by, the escrow agent of the Escrow Funds, in accordance with the terms hereto. NCPS shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. NCPS may rely upon any notice, instruction, request or other instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which NCPS shall believe to be genuine and to have been signed or presented by the person or parties purporting to sign the same. NCPS shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines by final unappealed or non-appealable order pursuant to Section 20(a) that NCPS's fraud or gross negligence was the primary cause of any Losses (as defined below) to Issuer Party.

(b) NCPS shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Funds, any account in which Escrow Funds are deposited, this Agreement or the Offering Document, or to appear in, prosecute or defend any such legal action or proceeding.

(c) NCPS shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Agreement, including, without limitation, the Offering Document. Without limiting the generality of the foregoing, NCPS shall not be responsible for or required to enforce any of the terms or conditions of any subscription agreement with any Subscriber or any other agreement between Issuer Party or any Subscriber. NCPS shall not be responsible or liable in any manner for the performance by Issuer or any Subscriber of their respective obligations under any subscription agreement nor shall NCPS be responsible or liable in any manner for the failure of Issuer Party or any third party (including any Subscriber) to honor any of the provisions of this Agreement.

(d) NCPS is authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Escrow Funds, without determination by NCPS of such court's jurisdiction in

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the matter. If any portion of the Escrow Funds is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, NCPS is authorized, in its reasonable discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if NCPS complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated. Notwithstanding the foregoing, to the extent legally permissible, NCPS shall provide Issuer Party with prompt notice of any such court order or similar demand and the opportunity to interpose an objection or obtain a protective order.

(e) NCPS may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in accordance with the opinion or instruction of such counsel. Issuer Party shall promptly pay, upon demand, the fees and expenses of any such counsel.

(f) By this Agreement, Subscribers are not customers of NCPS and NCPS shall have no obligation to determine a Subscriber's suitability to participate in the Offering, whether the Offering complies with Law, verify a Subscriber's identity or perform anti-money laundering, know your customer or other due diligence, such responsibilities being obligations of Issuer Party or Issuer Party's agents. Notwithstanding, NCPS may ask Issuer Party to provide, and Issuer Party shall provide promptly upon NCPS's request, certain information about Subscribers, including, but not limited to, name, physical address, tax identification number, organizational documents, certificates of good standing, financial statements, licenses to do business and other information that will help NCPS to identify and verify a Subscriber's identity. Any further participation by NCPS in the Offering (if any) other than to facilitate escrow as set forth in this Agreement shall be governed by separate agreement.

(g) NCPS makes no representation, warranty or covenant as to the compliance of any transaction related to the escrow with any Law. NCPS shall not be responsible for the application or use of any funds released from the Escrow Account pursuant to this Agreement.

9. **Indemnification of NCPS.**

(a) Issuer Party (including Issuer Party's affiliates, collectively, the "**Indemnifying Party**") agrees (and agrees to cause the other Indemnifying Parties) jointly and severally and at their own cost and expense to release, indemnify, defend and hold harmless NCPS and its affiliates and their respective directors, officers, employees, agents, representatives, advisors and consultants, and their respective successors and assigns (each, an "**NCPS Parties**"), to the fullest extent permitted by Law, from and against (and no NCPS Party shall be liable for) any Losses, joint or several, in connection with all actions (including equity owner actions), claims, disputes, inquiries, indemnification, proceedings, investigations and other legal process regardless of the source (collectively, "**Actions**") arising out of or relating to the offering of securities, this Agreement, the provision of NCPS's services hereunder or the engagement of NCPS hereunder (including, without limitation, any breach or alleged breach of this Agreement or any representation, warranty or covenant herein, any breach or alleged breach of Law or any rejection of a Cash Investment, or the suspension of performance or disbursement into court pursuant to Section 5), and will reimburse NCPS Parties for all expenses (including attorneys' fees) as they are incurred by NCPS Parties in connection with investigating, preparing, defending or appearing as a third party witness in connection with any such Action whether or not related to a pending or threatened Action in which NCPS is a party. Notwithstanding, Issuer Party will not be responsible for any Losses that are finally judicially determined by unappealed or non-appealable order pursuant to Section 20(a) to have resulted primarily from NCPS's fraud or gross negligence, and NCPS agrees to immediately refund any indemnification payments made to an NCPS Party upon such determination. "**Losses**" means any and all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs or expenses of whatever kind, including, without limitation, reasonable attorneys' fees, the costs of enforcing any right hereunder, the costs of pursuing any insurance providers, the costs of collection and the costs of defending against or appearing as a witness, whether direct, indirect, consequential or otherwise. Indemnifying Parties shall pay to NCPS Parties all amounts due under this Section 9 promptly after written demand therefor.

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(b) In the event NCPS performs any service not specifically provided hereinabove, or that there is any assignment or attachment of any interest in the subject matter of this escrow or any modification thereof, or that any controversy arises hereunder, or that NCPS is made a party to, or intervenes in, any dispute pertaining to this escrow or the subject matter hereof, NCPS shall be reasonably compensated therefor and reimbursed for all costs and expenses occasioned thereby; and Issuer Party hereto agree jointly and severally to pay the same and to jointly and severally and at their own cost and expense release, indemnify, defend and hold harmless the NCPS Parties pursuant to subsection (a) above, it being understood and agreed that NCPS may interplead the subject matter of this escrow into any court of competent jurisdiction, and the act of such interpleader shall immediately relieve NCPS of any duties, liabilities or responsibilities.

(c) For the sole purpose of enforcing and otherwise giving effect to the provisions of this Section 9, Issuer Party hereby consents to personal jurisdiction and service and venue in any court in which any claim that is subject to this Agreement is brought against any NCPS Party.

(d) If an Action is commenced or threatened and is ultimately settled, Issuer Party shall use its best efforts to cause NCPS, by name, and the other NCPS Parties, by description, to be included in any release or settlement agreement, whether or not NCPS and the other NCPS Parties are named as defendants in such Action.

10. **Compensation to NCPS.**

(a) Issuer Party shall pay or cause to be paid to NCPS for its services as the facilitator of escrow as outlined in Exhibit B, which may be updated from time to time by NCPS by providing written notice to Issuer Party. Issuer Party's obligation to pay such fees to NCPS and reimburse NCPS for such expenses is not conditioned upon a successful closing. Upon Issuer Party's request, NCPS will provide Issuer Party with copies of all relevant invoices, receipts or other evidence of such expenses. The obligations of Issuer Party under this Section 10 shall survive any termination of this Agreement and the resignation or removal of NCPS.

(b) All of the compensation and reimbursement obligations shall be payable by Issuer Party upon demand by NCPS and will be charged automatically by NCPS to the credit card or other payment method indicated on the signature page to this Agreement or as otherwise agreed by the Parties. Issuer Party consents to NCPS retaining and using Issuer Party's payment information for future invoices and as provided in this Agreement. Issuer Party agrees and acknowledges that NCPS and its third party vendors may retain and use Issuer Party's payment information to facilitate the payments provided for in this Agreement. Issuer Party agrees to provide NCPS written notice (which may be via email) of any update or changes to Issuer Party's payment information. Absent current payment information, Issuer Party shall make, or cause to be made, all payments to NCPS within 10 days of receiving an invoice therefor. All payments made to NCPS shall be in US dollars in immediately available funds.

(c) If Issuer Party fails to make any payment when due then, in addition to all other remedies that may be available: (a) NCPS may charge interest on the past due amount at the rate of 1.5% per month, calculated daily and compounded monthly, or if lower, the highest rate permitted under Law, which Issuer Party shall pay; such interest may accrue after as well as before any judgment relating to collection of the amount due; and (b) Issuer Party shall reimburse, or cause to be reimbursed, NCPS for all costs incurred by NCPS in collecting any late payments or interest, including attorneys' fees, court costs and collection agency fees; provided that cumulative late payments are subject to the overall limits as may be required by Law as set forth in Exhibit B.

(d) Only upon the fulfillment of the Minimum Offering, and only when Escrowed Funds are released or eligible to be released to Issuer in accordance with Section 4(a), and otherwise in compliance with Law, NCPS is authorized to and may disburse from time to time, to itself or to any NCPS Party from the Escrow Funds (but only to the extent of Issuer's rights thereto), the amount of any compensation and reimbursement of out-of-pocket expenses due and payable hereunder (including any amount to which NCPS or any NCPS Party is entitled to seek indemnification pursuant to Section 9 hereof). NCPS shall notify Issuer Party of any disbursement from the Escrow Funds to itself or to any NCPS Party in respect of any compensation or reimbursement hereunder and shall furnish to Issuer copies of all related invoices and other statements.

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(e) Only upon the fulfillment of the Minimum Offering, and only when Escrowed Funds are released or eligible to be released to Issuer in accordance with Section 4(a), and otherwise in compliance with Law, Issuer shall grant to NCPS and the NCPS Parties a security interest in and lien upon such Escrow Funds (but only to the extent of Issuer's rights thereto) to secure all obligations hereunder, and NCPS and the NCPS Parties shall have the right to offset the amount of any compensation or reimbursement due any of them hereunder (including any claim for indemnification pursuant to Section 9 hereof) against the Escrow Funds (but only to the extent of Issuer's rights thereto). If for any reason the Escrow Funds available to NCPS and the NCPS Parties pursuant to such security interest or right of offset are insufficient to cover such compensation and reimbursement, Issuer Party shall promptly pay such amounts to NCPS and the NCPS Parties upon receipt of an itemized invoice.

11. **Representations and Warranties.**

(a) Issuer Party jointly and severally represents, warrants and covenants to NCPS as of the Effective Date and at all times during the Term, including, without limitation, at the time of any deposit to or disbursement from the Escrow Funds:

(i) Issuer Party is an entity duly organized, validly existing and in good standing under the laws of the state where it was formed. Issuer Party has all requisite power and authority to own those properties and conduct those businesses presently owned or conducted by it. Issuer Party is duly qualified and properly licensed and registered to do business and is in good standing in all jurisdictions in which its ownership of property or the character of its business requires such qualification, licensure or registration, except where the failure to so qualify would not have a material adverse effect on Issuer Party or Issuer Party's business.

(ii) Manager is a broker-dealer registered with the SEC and a member of FINRA and SIPC. Manager has implemented, and complies with, a written know-your-customer (KYC) and anti-money laundering (AML) compliance program reasonably designed to comply with the applicable requirements of the USA PATRIOT Act and Bank Secrecy Act and the implementing regulations promulgated thereunder, including policies that could be reasonably expected to detect and cause the reporting of suspicious transactions ("**Requirements**"). Manager maintains in its files documentation supporting these representations and warranties as required by the Requirements, and shall make such information available to NCPS upon reasonable request.

(iii) Issuer Party has full power and authority to enter into and perform this Agreement. This Agreement has been duly executed by Issuer Party and constitutes the legal, valid, binding, and enforceable obligation of Issuer Party, enforceable against Issuer Party in accordance with its terms. The execution, delivery and performance of this Agreement does not and will not: (A) conflict with or violate any of the terms of any organizational or governance document, stakeholder agreement, any court order or administrative ruling or decree to which it is a party or any of its property is subject, any agreement, contract, indenture, or other binding arrangement to which it is a party or any of its property is subject or any Law; or (B) conflict with, or result in a breach or termination of any of the terms of, or result in the acceleration of any indebtedness or obligations under, any agreement, obligation or instrument by which Issuer Party is bound or to which any property of Issuer Party is subject, or constitute a default thereunder. The execution, delivery and performance of this Agreement is consistent with and accurately described in the Offering Document as set forth in Section 4(b) and Section 4(c) and has been properly described therein.

(iv) Issuer Party acknowledges that the status of NCPS is that of agent only for the limited purposes set forth herein to facilitate escrow as set forth herein through the institution in Section 1(d) as escrow agent, and if required by an Offering pursuant to Regulation Crowdfunding, NCPS will be the "qualified third party", as defined in Regulation Crowdfunding Rule 303(e)(2), and hereby represents and covenants that no representation or implication shall be made that NCPS has investigated the desirability or advisability of investment in the Securities or has approved, endorsed or passed upon the merits of the investment therein and that the name of NCPS has not and shall not be used in any manner in connection with the offer or sale of the Securities other than to state that NCPS has agreed to serve as the facilitator of escrow for the limited purposes set forth herein. Issuer Party shall comply with all Law in connection with the offering of the Securities. By this Agreement, NCPS accepts no other role and assumes no other responsibilities related to the Offering, including, without limitation, managing broker-dealer, placement agent, selling group member or referring broker-dealer.

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(v) Issuer Party has the obligation to, and shall, determine a Subscriber's suitability to participate in the Offering, make sure the Offering complies with Law and the Offering Document, verify a Subscriber's identity and perform anti-money laundering, know your customer and any other due diligence in connection with the transactions contemplated by the Offering. The Offering and any offer or sale in the Offering complies with or is exempt from all applicable registrations or qualification requirements, including, without limitation, those of the SEC or state securities regulatory authorities.

(vi) No person or entity other than the Parties and the prospective Subscribers have, or shall have, any lien, claim or security interest in the Escrow Funds or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Funds or any part thereof.

(vii) Any deposit with NCPS by NCPS and/or Issuer Party of Cash Investment Instruments pursuant to Section 3 shall be deemed a representation and warranty by Issuer Party that such Cash Investment Instrument represents a bona fide sale to such Subscriber of the amount of Securities set forth therein in accordance with the terms of the Offering Document.

(viii) In the event Issuer is a Series LLC and/or a series of a Series LLC, Issuer Party shall allocate and/or cause to be allocated any disbursement of Escrow Funds under this Agreement to the appropriate series, and perform any reporting and sub-accounting, all as required by and in compliance with Law and the Offering Document.

(ix) To the extent Issuer Party will be sharing personal or financial information of a third party with NCPS in connection with this Agreement, Issuer Party shall maintain and obtain the agreement of each such third party, which shall permit the sharing of such third party's information with NCPS and its affiliates and service providers for NCPS and its affiliates and service providers to use, disclose and retain it in connection with this Agreement and the provision of the services hereunder and as required by Law. NCPS shall be a third party beneficiary to such agreement.

(x) Issuer Party's representations, warranties and covenants are continuing and deemed to be reaffirmed each time Issuer Party provides NCPS with any instructions in connection with the Escrow Account. Issuer Party shall immediately notify NCPS if any representation, warranty or covenant ceases to be true, correct, accurate and complete.

(xi) Issuer Party shall provide NCPS with immediate notice of any Action (as defined above), threatened Action or facts or circumstances that could lead to any Action involving Issuer Party, its agents or the Offering.

(b) NCPS represents, warrants and covenants to Issuer Party as of the Effective Date and at all times during the Term, including, without limitation, at the time of any deposit to or disbursement from the Escrow Funds:

(i) NCPS is an entity duly organized, validly existing and in good standing under the laws of the State of Delaware. NCPS is a broker-dealer registered with the SEC and a member of FINRA and SIPC.

(ii) NCPS has full power and authority to enter into and perform this Agreement. This Agreement has been duly executed by NCPS and constitutes the legal, valid, binding, and enforceable obligation of NCPS, enforceable against NCPS in accordance with its terms.

(iii) NCPS's representations, warranties and covenants are continuing and deemed to be reaffirmed each time Issuer Party provides NCPS with any instructions in connection with the Escrow Account. NCPS shall promptly notify Issuer Party if any representation, warranty or covenant ceases to be true, correct, accurate and complete.

12. **Disclaimer of Advice.** Issuer Party is NCPS's sole customer pursuant to this Agreement. By this Agreement, NCPS is not undertaking to provide any recommendations or advice to any party, including any Subscriber who may be a retail investor, in connection with any offering of securities, NCPS's engagement hereunder or its provision of the services contemplated by this Agreement (including, without limitation, business, investment, solicitation, legal, accounting, regulatory or tax advice). Issuer Party understands that it will be solely responsible for ensuring that any offering and any sale of securities complies with all Law. Issuer Party acknowledges and agrees that it will rely on its own judgment in using NCPS's services.

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13. **Survival.** Notwithstanding the expiration or termination of this Agreement or the resignation or removal of NCPS as the facilitator of escrow, the Parties shall continue to be bound by the provisions of this Agreement that reasonably require some action or forbearance (or are required to implement such action or forbearance) after such expiration or termination, including, but not limited to, those related to fees and expenses, indemnities, limitations of and exclusions to NCPS's liability, warranties, choice of law, jurisdiction and dispute resolution and such provisions shall remain operative and in full force and effect and shall survive any disbursement of Escrow Funds and the expiration or termination of this Agreement. Except as the context otherwise requires, all representations, warranties and covenants of Issuer Party contained in this Agreement shall be deemed to be representations, warranties and covenants during the Term, and such representations, warranties and covenants shall remain operative and in full force and effect and shall survive the sale of, and payment for, the securities and the expiration or termination of this Agreement to the extent required for the enforcement thereof.

14. **Assignment.** Except as provided in Section 17, no Party shall assign or otherwise transfer any of its rights, or delegate or otherwise transfer any of its obligations or performance, under this Agreement, in each case whether voluntarily, involuntarily, by operation of law or contract or otherwise, without each other Party's prior written consent; provided NCPS may assign or otherwise transfer its rights, or delegate or otherwise transfer its obligations or performance, under this Agreement pursuant to Section 7 or to an affiliated provider of escrow services or agent without any other Party's consent. Any purported assignment, delegation or transfer in violation of this Section 14 is void. Subject to this Section 14, this Agreement is binding upon and inures to the benefit of the Parties and their respective successors and permitted assigns irrespective of any change with regard to the name of or the personnel of any Party.

15. **Entirety.** This Agreement incorporates by reference NCPS's and its affiliates' data privacy policies and website terms of use, as posted on NCPS's and its affiliates' website from time to time, with which Issuer Party shall, and shall cause issuers to, comply. This Agreement (including all exhibits, all schedules and NCPS's and its affiliates' data privacy policies and website terms of use) constitutes the sole and entire agreement between the Parties with respect to the acceptance, collection, holding, investment and disbursement of the Escrow Funds and sets forth in their entirety the obligations and duties of NCPS with respect to the Escrow Funds and supersedes and merges all prior and contemporaneous proposals, understandings, agreements, representations and warranties, both written and oral, between the Parties relating to such subject matter.

16. **Amendment; Waiver.** Except as set forth in Section 7, Section 14 and Section 22, no amendment to or modification of this Agreement will be effective unless it is in writing and signed by an authorized representative of each Party. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

17. **Term and Termination.**

(a) The term of this Agreement commences as of the Effective Date and, unless terminated earlier pursuant to any of this Agreement's express provisions, will continue in effect until the first to occur of the final closing of the Offering and/or the disbursement of all amounts in the Escrow Funds or deposit of all amounts in the Escrow Funds into court pursuant to Section 5 or Section 8 hereof ("**Term**"), at which time this Agreement shall terminate and NCPS shall have no further obligation or liability whatsoever with respect to this Agreement or the Escrow Funds.

(b) Notwithstanding, NCPS may terminate this Agreement for cause immediately without notice to Issuer Party upon: (a) fraud, malfeasance or willful misconduct by Issuer Party or any of their affiliates; (b) conduct by Issuer Party or any of their affiliates that may jeopardize NCPS's current business, prospective business or professional reputation; (c) any material breach by Issuer Party of this Agreement if such breach is not cured within 10 days of receipt of written notice thereof (to the extent it can be cured), including, but not limited to, any failure to pay any amount under this Agreement when due; or (d) if Issuer Party ceases regular operations or files any petition or commences any case or proceeding under any provision or chapter of the Federal Bankruptcy Act, the Federal Bankruptcy Code, or any other federal or state law relating to insolvency, bankruptcy or reorganization; the adjudication that Issuer Party is insolvent or bankrupt or the entry of an order for relief under the Federal Bankruptcy Code with respect to Issuer; an

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assignment for the benefit of creditors; the convening by Issuer Party of a meeting of its creditors, or any class thereof, for purposes of effecting a moratorium upon or extension or composition of its debts; or the failure of Issuer Party generally to pay its debts on a timely basis. Any Party may terminate this Agreement for any other or no reason with 90 days' prior written notice to each other Party.

(c) No termination or expiration of this Agreement shall affect the ongoing obligations of Issuer Party to make payments to NCPS in accordance with the terms hereunder and such obligations shall survive. Amounts that would have become payable had this Agreement remained in effect until expiration of the Term will become immediately due and payable upon termination, and Issuer Party shall pay or shall cause to be paid such amounts, together with all previously-accrued but not yet paid fees, on receipt of NCPS's invoice therefor or as otherwise set forth in Exhibit B, Section 9 or Section 10. In addition, Issuer Party shall remove any and all references to NCPS from any Offering Document, cease use of NCPS intellectual property and no longer refer to NCPS in connection with the offering.

18. **Dealings.** NCPS and any stockholder, director, officer or employee of NCPS may buy, sell and deal in any of the securities of Issuer Party and become pecuniary interested in any transaction in which Issuer Party may be interested, and contract and lend money to Issuer and otherwise act as fully and freely as though it were not the facilitator of escrow under this Agreement. Nothing herein shall preclude NCPS from acting in any other capacity for Issuer Party or any other entity.

19. **Compliance with Law; Further Assurances.** The Parties expressly agree that, to the extent that the existing law relating to this Agreement changes, and such change affects this Agreement, they will reform the affected portion of this Agreement to comply with the change. Each Party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes of this Agreement.

20. **Choice of Law, Jurisdiction and Dispute Resolution.**

(a) This Agreement shall be governed by and construed under the laws of the State of Delaware, without giving effect to its choice of law, conflict of laws or "borrowing", statutes, rules, principles and precedent. The Parties irrevocably consent to the exclusive jurisdiction of the state and federal courts located in the State of Utah, County of Salt Lake.

(b) Each Party acknowledges and agrees that a breach or threatened breach by a Party of any of its obligations under this Agreement may cause any other Party irreparable harm for which monetary damages may not be an adequate remedy and agrees that, in the event of such breach or threatened breach, any other Party will be entitled to seek equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from any court, without any requirement to post a bond or other security, or to prove actual damages or that monetary damages are not an adequate remedy. Such remedies and any other remedies set forth in this Agreement are not exclusive and are cumulative in addition to all other remedies that may be available at law, in equity or otherwise.

(c) TO THE FULLEST EXTENT PERMITTED BY LAW, THE COLLECTIVE AGGREGATE LIABILITY OF THE NCPS PARTIES UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ITS SUBJECT MATTER, TO ISSUER PARTY, ANY OTHER PARTY OR THIRD PARTY, UNDER ANY LEGAL OR EQUITABLE THEORY, WHETHER ARISING OUT OF TORT (INCLUDING NEGLIGENCE), BREACH OF CONTRACT, STRICT LIABILITY, INDEMNIFICATION, BREACH OF STATUTORY DUTY, BREACH OF WARRANTY, RESTITUTION OR OTHERWISE, WHETHER BROUGHT DIRECTLY OR AS A THIRD PARTY CLAIM, SHALL BE LIMITED TO THE LESSER OF (A) $1,000 OR (B) THE AMOUNT OF FEES PAID BY ISSUER PARTY TO AND RECEIVED BY NCPS DURING THE SIX MONTHS PRECEDING THE DATE OF THE EVENT GIVING RISE TO THE ACCRUAL OF THE ACTION.

(d) EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. To the full extent permitted by law, no legal proceeding shall be joined with any other or decided on a class-action basis.

(e) Subject to Section 20(c), in any Action, by which one Party either seeks to enforce this Agreement or seeks a declaration of any rights or obligations under this Agreement, the non-prevailing Party will pay the prevailing Party's costs and expenses, including, but not limited to, reasonable attorneys' fees.

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(f) None of the NCPS Parties shall be liable to any Issuer Party or to anyone else for any special, exemplary, indirect, incidental, consequential or punitive damages of any kind or for any costs of procurement of substitution of services or any lost profits, lost business, trading losses, loss of use of data or interruption of business or services arising out of this Agreement, including, without limitation, any breach of this Agreement or any services performed, regardless of the basis of liability.

(g) At NCPS's or its affiliate's determination, a breach under this Agreement by Issuer Party will constitute a default by Issuer Party or its affiliates under any other agreements any of them have then in effect with NCPS or its affiliates and vice versa.

(h) All rights and remedies of NCPS in this Agreement will be in addition to all other rights and remedies available at law or in equity and shall survive any expiration or termination of this Agreement.

21. **Notices; Consent to Electronic Communications.** All notices, requests, consents, claims, demands, waivers and other communications under this Agreement ("**notices**") have binding legal effect only if in writing and addressed to a Party as set forth on the signature page hereto (or to such other address that such Party may designate from time to time in accordance with this Section 21). Notices sent in accordance with this Section 21 will be deemed effectively given: (a) when received, if delivered by hand, with signed confirmation of receipt; (b) when received, if sent by a nationally recognized overnight courier, signature required; or (c) on the third day after the date mailed by certified or registered mail, return receipt requested, postage prepaid. In addition, Issuer Party consents to the receipt of notices electronically via email.

22. **Severability.** If any provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or invalidate or render unenforceable such provision in any other jurisdiction. Upon such determination that any provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

23. **Relationship of the Parties.** Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture or other form of joint enterprise, employment or fiduciary relationship between the Parties, and no Party shall have authority to contract for or bind any other Party in any manner whatsoever.

24. **No Third Party Beneficiaries.** Except as otherwise set forth in Section 9, this Agreement is for the sole benefit of the Parties and, subject to Section 14, their respective successors and assigns. Nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. NCPS Parties shall be third party beneficiaries as set forth in Section 9.

25. **Interpretation; Headings and References.** The Parties intend this Agreement to be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. Further, the headings used in this Agreement and the references throughout to the policies and documents constituting this Agreement are for convenience only and are not intended to be used as an aid to interpretation. All such references are subject to the full text of such policies and documents. Any decision by NCPS with respect to the interpretation or application of this Agreement shall be final and binding on Issuer Party.

26. **Gender; Number.** Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate. If one or more persons or entities constitute "**Issuer Party**", as defined in the introductory paragraph, references to "**Issuer Party**" in this Agreement shall include references to each Issuer Party individually, together and collectively, jointly and severally.

27. **Intellectual Property; Confidential Information.** All trademarks, service marks, patents, copyrights, trade secrets, confidential information, and other proprietary rights of each Party shall remain the exclusive property of such Party, whether or not specifically recognized or perfected under Law. Issuer Party shall not use, disclose or retain confidential information (including personally identifiable information or other account information) of NCPS Parties or any third parties that Issuer Party or its affiliates or their employees, directors, officers, consultants, independent contractors, advisors and auditors may receive or otherwise

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have access to in connection with the transactions contemplated by this Agreement except as contemplated by this Agreement or the performance hereof. NCPS and its affiliates may retain copies of and disclose and use any data or information collected from or on behalf of any Issuer Party or otherwise up to and throughout this Agreement as may be required in connection with legal, financial or regulatory filings, audits, discussions or examinations or as otherwise required by Law.

28. **Counterparts.** This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement. Upon execution and delivery of a counterpart to this Agreement by the Parties, each Party shall be bound by this Agreement. A signed copy of this Agreement by facsimile, email or other means of electronic transmission or signature is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

29. **Anti-Money Laundering.**

(a) Issuer Party acknowledges that NCPS is subject to U.S. federal Law, including the CIP requirements under the USA PATRIOT Act and its implementing regulations, pursuant to which NCPS must obtain, verify and record information that allows NCPS to identify customers of NCPS opening accounts. Accordingly, NCPS will ask Issuer Party to provide, and Issuer Party shall provide upon NCPS's request, certain information, including, but not limited to, name, physical address, tax identification number, organizational documents, certificates of good standing, financial statements, licenses to do business and other information that will help NCPS to identify and verify a person's identity.

(b) The Parties agree to comply with all applicable anti-money laundering Law and government guidance, including the reporting, recordkeeping and compliance requirements of the Bank Secrecy Act, as amended by the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2002, Title III of the USA PATRIOT Act, its implementing regulations, and related SEC, state regulatory organizations and FINRA rules. Each Party shall comply with all other anti-money laundering Law outside of the U.S. applicable to such Party or such Party's activities under this Agreement. NCPS is entitled to rely on Issuer Party's CIP, anti-money laundering program and OFAC Sanctions Compliance Program, and upon NCPS's request, Issuer Party shall provide customary certifications with respect thereto.

30. **Privacy.**

(a) Each Party agrees any non-public personal information (as defined in Regulation S-P of the SEC) disclosed to it in connection with this Agreement is being disclosed for the specific purpose of permitting such Party to perform such Party's obligations and the services set forth in this Agreement. Each Party agrees that, with respect to such information, it will comply with Regulation S-P of the SEC, the Gramm-Leach-Bliley Act (15 U.S.C § 6081 et seq.) and all other applicable U.S. privacy Law and it will not disclose any non-public personal information received in connection with this Agreement to any other party (except to the other Party), except to the extent required to carry out this Agreement or as otherwise permitted or required by Law. Each Party shall comply with all other privacy Law outside of the U.S. applicable to such Party or such Party's activities in connection with this Agreement.

(b) In relation to each Party's performance of this Agreement, each Party shall, as applicable to such Party: (a) comply with all applicable requirements of Data Privacy Law (as defined below), when collecting, using, retaining or disclosing personal information; (b) limit personal information collection, use, retention and disclosure to activities reasonably necessary and proportionate to the performance of this Agreement or other compatible operational purpose; (c) only collect, use, retain or disclose personal information collected in connection with this Agreement; (d) not collect, use, retain, disclose, sell or otherwise make personal information available for such Party's own commercial purposes or in a way that does not comply with Data Privacy Law; (e) promptly comply with another Party's request or instruction requiring such Party to provide, amend, transfer or delete the personal information, or to stop, mitigate, or remedy any unauthorized processing; (f) reasonably cooperate and assist another Party in meeting any compliance obligations and responding to related inquiries, including responding to verifiable consumer requests, taking into account the nature of such Party's processing and the information available to such Party; and (g) notify each other Party immediately if it receives any complaint, notice or communication that directly or indirectly relates to any Party's compliance in connection with this Agreement. For purposes of this Agreement, "**Data Privacy Law**" means applicable local, state, national and international laws, rules, regulations and orders of any governmental, judicial, regulatory or enforcement authority or self-regulatory organization regarding consumer data privacy rights.

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31. **Citations.** Any reference to Law are current citations. Any changes in the citations (whether or not there are any changes in the text of such Law) shall be automatically incorporated into this Agreement.

**[Signatures appear on following page(s).]**

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In witness whereof, the Parties have duly executed this Agreement effective as of the Effective Date.

**Effective Date:** ______________________

**Offering Name:** Armed Forces Brewing Company Inc.

**Minimum Offering:** $0.00 (including offline investments and in kind contributions and similar creditable amounts)

**Total Offering Amount:** $7,500,000.00

**Offering Exemption:**
- Rule 506(b) of Regulation D
- Rule 506(c) of Regulation D
- x Regulation A
- Regulation Crowdfunding

**ISSUER (If a Series LLC, include both the Series and the Series LLC):**

Entity Name: Armed Forces Brewing Company Inc.
Jurisdiction: Delaware
By: ______________________
(Signature)
Name: Alan Beal
Title: ______________________
Date: ______________________
Email: alan@armedforcesbrewingco.com
With a copy to: ______________________
Address: 1420 Catlyn Place
Annapolis, MD 21401

Entity Name: ______________________
Jurisdiction: ______________________
By: ______________________
(Signature)
Name: ______________________
Title: ______________________
Date: ______________________
Email: ______________________
With a copy to: ______________________
Address: ______________________

**MANAGER:**

Entity Name: Cultivate Capital Group, LLC
Jurisdiction: Delaware
By: DocuSigned by: R. Keith Bliss
64A4A6BF85DD44C
(Signature)
Name: R. Keith Bliss
Title: CEO
Date: 12/27/2022
Email: kbliss@cultivatecapital.org
Address: 80 Broad St. 5th FLoor
New York, NY 10004

**NCPS:**

North Capital Private Securities Corporation
Jurisdiction: Delaware
By: DocuSigned by: Linsey Harkness
2679354EE383463
(Signature)
Name: Linsey Harkness
Title: Managing Director
Date: 12/27/2022
Email: jdowd@northcapital.com
With a copy to: lharkness@northcapital.com
dwatson@northcapital.com
escrow-ops@northcapital.com
Address: 623 E. Fort Union Boulevard, Suite 101
Midvale, Utah 84047

**Issuer Party Payment Information:**

x Use payment information currently on file with NCPS; or
Complete the payment information below:

Credit Card

Name on Card: ______________________
Credit Card Number: ______________________
Expiration Date (MM/YY): ______________________
Billing Address: ______________________

ACH/Wire Information

Bank Name: ______________________
Account Holder Name: ______________________
Routing Number: ______________________
Account Number: ______________________
Account Type (Checking/Savings): ______________________

Billing Contact Person

Name: ______________________
Email: ______________________
Telephone Number: ______________________

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**EXHIBIT A**

**CONTINGENT OFFERING**

If the Offering is a contingent offering as this term is referenced under Rule 15c2-4 of the Exchange Act ("**Rule**"), the distribution is being made with the express understanding that Escrow Funds are not to be released to Issuer until some further event or contingency occurs, as described in this Exhibit A, in accordance with the Rule.

Investor funds will be promptly deposited in a separate bank escrow account, with NCPS serving as agent for the persons who have the beneficial interests therein, until the appropriate event or contingency has occurred.

Upon certification that all contingencies have been met, the Escrow Funds will be promptly distributed to Issuer. If the contingencies fail to be satisfied as required by the Offering, the Escrow Funds will be returned to the persons or entities entitled thereto.

The following contingencies apply to the Offering (*please check all that apply*):

- ☐ None.
- ☒ Issuer KYC, AML, and Bad Actor Check screening are complete for Issuer and all Control Persons of Issuer.
- ☐ Certain listed events will have occurred prior to closing (*please specify*):

  ________________________________________

  ________________________________________

  ________________________________________
- ☐ Other contingencies (*please describe*):

  ________________________________________

  ________________________________________

  ________________________________________

DS

RKB

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## EXHIBIT B

## FEES AND EXPENSES

| | |
|---|---|
| Escrow Administration Fee: | $500 set-up and administration for 12 months (or partial period); $250 for each additional 12 months (or partial period) |
| Issuer Routable Account Number: | $150 per month |
| Out-of-Pocket Expenses: | Billed at cost |
| Check Disbursements: | $10.00 per check (incoming/outgoing) |
| Transactional Costs: | $100.00 for each additional escrow break |
| | $100.00 for each escrow amendment |
| | $50.00 for reprocessing a closing |
| Wire Disbursements: | $25.00 per domestic wire (incoming/outgoing) |
| | $45.00 per international wire (incoming/outgoing) |
| ACH Disbursements: | $25.00, plus 0.1% on the amount transferred |
| ACH Dispute/Chargeback: | $25.00 per reversal/chargeback |
| ACH Failure Return Fee: | $1.50 per failure/return |
| Plaid Bank Verification Fee:* | $1.80 per linked account |
| Credit Card Transaction Fees Percentage Rate:* | 3.15% on the amount transferred |
| Credit Card Transaction Fees Base Rate:* | $0.70 per each transaction |
| Credit Card Dispute/Chargeback Fee:* | $25.00 per reversal/chargeback |

Issuer Party shall pay NCPS the Escrow Administration Fee upon execution of this Agreement. In the event the escrow is not funded, the Fee and all related expenses, including attorneys' fees, remain due and payable, and once paid, will not be refunded. Annual fees cover a full year in advance, or any part thereof, and thus are not pro-rated in the year of termination.

Escrow Parties shall pay such fees immediately upon NCPS's demand, or at NCPS's option, NCPS may deduct such fees from any disbursement of Escrow Funds from the Escrow Account as provided in Section 10(d).

The fees quoted in this schedule apply to services ordinarily rendered in the administration of an Escrow Account and are subject to reasonable adjustment based on final review of documents, or when NCPS is called upon to undertake unusual duties or responsibilities, or as changes in law, procedures, or the cost of doing business demand. Services in addition to and not contemplated in this Agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports and legal fees, will be billed as extraordinary expenses and capped at $15,000.

Extraordinary fees are payable to NCPS for duties or responsibilities not expected to be incurred at the outset of the transaction, not routine or customary, and not incurred in the ordinary course of business. Payment of extraordinary fees is appropriate where particular inquiries, events or developments are unexpected, even if the possibility of such things could have been identified at the inception of the transaction.

Unless otherwise indicated, the above fees relate to the establishment of one escrow account. Additional sub-accounts governed by the same Escrow Agreement may incur an additional charge. Transaction costs include charges for wire transfers, checks, internal transfers and securities transactions.

NCPS may increase the amounts set forth in this Exhibit B by providing written notice to Issuer Party such increase to be effective as of such notice, and the fees will be deemed amended accordingly without further notice or consent; provided that Issuer Party may terminate this Agreement pursuant to Section 17.

NCPS may submit any payment information provided to it by an Issuer Party in connection with this Agreement against any fees due from such Issuer Party. Each Issuer Party consents to NCPS retaining and using such payment information for future invoices and as provided in this Agreement. All payments shall be in US dollars in immediately available funds.

**If applicable to the Offering and subject to the terms and conditions for NCPS's payment processing facilitation services.*

***The fees payable under this Agreement, plus the other relevant fees, attributable to any public offering (including any interest thereon), shall be capped at an aggregate amount not to exceed as permitted by applicable FINRA rules.*

ALL FEES AND EXPENSES PAID TO NCPS ARE NON-REFUNDABLE.

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